90 Years of Service













2011 Annual Report

State Auto Financial Corporation

State Auto Financial Corporation (STFC)

is a super-regional insurance holding company headquartered in Columbus, Ohio. STFC is affiliated with State Automobile Mutual Insurance Company (State Auto Mutual), which owns approximately 63% of STFC. STFC, State Auto Mutual and their insurance subsidiaries and affiliates (State Auto) market their insurance products through independent insurance agencies and brokers throughout the United States. State Auto's principal lines include personal and commercial auto, homeowners, commercial multi-peril, fire and general liability insurance.

With a commitment to responsible cost-based pricing, conservative investments and sound underwriting practices, STFC has achieved solid long-term financial performance since becoming a public company in 1991. State Auto Financial Corporation is traded on the Nasdaq Global Market System under the symbol STFC.

STFC

Financial Highlights

($ in millions, except per share amounts)

	2011	2010	2009	2008	2007
Earned premiums	**$ 1,428.8**	1,257.2	1,176.5	1,126.0	1,011.6
Net investment income	**85.4**	80.8	82.1	87.4	84.7
Net realized investment gain (loss)	**37.0**	14.9	(5.2)	(36.4)	12.1
Other income	**2.5**	2.2	3.5	4.9	5.0
Total revenue	**$ 1,533.7**	1,355.1	1,256.9	1,181.9	1,113.4
Net (loss) income	**$ (146.8)**	24.5	10.2	(31.1)	119.1
Basic (loss) earnings per share	**$ (3.65)**	0.61	0.26	(0.78)	2.90
Diluted (loss) earnings per share	**$ (3.65)**	0.62	0.25	(0.78)	2.86
Dividends paid per share	**$ 0.60**	0.60	0.60	0.60	0.50
Book value per share	**$ 18.81**	21.23	21.33	19.23	23.10
Total assets	**$ 2,790.8**	2,722.0	2,564.5	2,443.6	2,337.9
Stockholders' equity	**$ 758.3**	851.8	849.4	761.0	935.5
Return on equity	**(18.2)%**	2.9%	1.3%	(3.7)%	13.5%
Combined ratio	**116.3**	104.6	105.8	109.8	92.8

Cover photos clockwise, from top left: State Auto founder Bob Pein; Susan Hill of Benton-Luttrell-Brown Company, an independent insurance agency representing State Auto in Van Alstyne, Texas; State Auto Claim Representative Morgan Howard; State Auto's current Corporate Headquarters at 518 E. Broad St. in Columbus, Ohio; Catastrophe Claim Representative Kevin McBride with a claimant following the May 22, 2011, tornado in Joplin, Mo.; the 1932 Christmas display at State Auto's "Christmas Corner," now an 80-year downtown Columbus tradition.



Dear Shareholders,

In 2011, your Board and leadership team took aggressive, forward-looking steps to improve State Auto Financial Corporation's capital position and leverage the strength of the State Auto Group. We responded to catastrophe losses that were unprecedented in the history of both our company and our industry. The loss of life and property was devastating. Yet State Auto associates, time and again, delivered on the promise we make to our policyholders and agents every day.

Results for both the property and casualty industry and STFC were disappointing. The industry experienced historic catastrophe losses worldwide. Here in the United States, the Tuscaloosa, Ala., and Joplin, Mo., tornadoes were part of an extended string of tornadic activity that is unprecedented over the past 40-plus years in both frequency and severity.

State Auto's geographic footprint and personal lines orientation negatively impacted our underwriting results and capital levels. Notwithstanding a solid first quarter and a very strong fourth quarter, STFC produced a loss for the year of $146.8 million, or $3.65 per share. In addition to catastrophes, our earnings and book value were affected by a valuation allowance we established against our net deferred tax asset. This allowance reduced earnings for the year by $91.2 million and book value by $2.26 per share.

State Auto associates, time and again, delivered on the promise we make to our policyholders and agents every day.

The combined effect of underwriting losses and the deferred tax valuation allowance required us to take a number of steps to strengthen capital and begin restoring book value. Following announcement of third quarter results, several actions were successfully completed by year end, including:

- Revising the intercompany reinsurance pooling arrangement between STFC and State Auto Mutual to reduce STFC's participation to 65% from 80%. All necessary regulatory approvals were received and the change took effect Dec. 31, 2011.
- Completing a significant quota share reinsurance treaty with third party reinsurers, which was successfully placed on Dec. 31, 2011, and covers 75% of our homeowners business. It will extend over the next three years, giving us the time to complete our homeowners remediation actions and validating the quality and effectiveness of actions we've already implemented.
- Discontinuing retiree medical coverage for most active associates and certain retirees. This difficult but necessary action improves our capital position and earnings going forward.

Although catastrophes were the primary driver of our underwriting results, they weren't the only factor. Personal and business lines property results have been hurt by higher costs to repair and replace property. Since 2008, we've experienced demand surge because of weather-related property damage and higher building material costs from inflated commodity prices, particularly oil. On the casualty side, short-term underwriting results were affected by aggressive claim file management, particularly for bodily injury claims where we're focused on setting reserves to the ultimate value earlier in our investigative process. In the long run, these actions control the cost of casualty claims, but short term, our calendar year loss ratios increased.

State Auto is managing through these challenges and remains a strong company with good prospects.

- Personal auto remains profitable and represents almost 36% of our total book of business.
- Homeowners is now a much smaller part of our overall business mix because of the quota share reinsurance treaty.
- Standard business insurance production is improving and pricing is beginning to increase.
- Specialty insurance has been effectively integrated and will begin to be an important profit contributor as the commercial insurance market firms.
- Claim performance has been enhanced by our restructuring and business process improvement efforts. Implementation of a new platform in 2012 will solidify these improvements.
- Employee alignment and commitment to our success is strong.

A summary of current status of each of our major business segments follows.

Personal Auto

Our personal auto business remains profitable. Somewhat higher loss ratios reflect increased frequency of bodily injury large losses. We completed a review of our business and concluded that quality remains good, modest price increases are needed, and results will improve as new bodily injury claim processes are now implemented. Personal auto premiums are down 6.7%, but price is up 2.2%. The sale of our non-standard automobile business has reduced production. And because auto business is frequently bundled with homeowners coverage, our homeowners pricing and underwriting actions also have slowed production in our core states of Ohio, Indiana, Kentucky and Tennessee.

State Auto's people remain our greatest asset.

Homeowners

Both catastrophe and non-catastrophe weather losses continue to be the story in our homeowners line. In 2011, our catastrophe loss ratio of 56.7% was significantly higher than the elevated five-year average of 28.3%. Second quarter results were unusually hurt by above average severity, which naturally flowed from the large number of total losses arising out of Tuscaloosa and Joplin tornadoes. For the year, loss cost inflation remained in high single digits. Even with over 30% in price increases over the past three years, another 20-25% price increase is needed to hit targets. We expect to achieve most of this in 2012.

Business Insurance

Premium growth was flat with increased new business coming from our BOPChoice product. We've established renewal pricing goals for each line of business and will be monitoring our progress on a regular basis to produce modest increases on our renewal book. We expect to be charging and earning modest price increases in 2012, particularly in the property lines. As with homeowners, commercial property results were hurt by catastrophes, non-catastrophe weather and loss cost inflation. Large bodily injury and liability losses in the casualty lines stabilized at year end as our new claim processes continue to mature.

Specialty Insurance

Specialty was the only segment not affected by the weather. Our Rockhill excess and surplus business grew and produced solid underwriting profits. Our managing general underwriter, Risk Evaluation and Design LLC (RED), also grew and with the exception of one large program, performed reasonably well. Workers compensation results continue to improve with the notable exception of a revaluation of lifetime disability cases embedded in the State Auto portfolio. With those cases properly reserved, we expect improved results going forward.

Claims

We continue to transform our claim operation knowing that investments will significantly improve our ex-catastrophe underwriting results. Claim service is better, our cost structure is competitive, and our ability to manage claim payout has improved. As we expand in-house staff counsel capability and aggressively manage bodily injury claims, we expect to see lower casualty loss ratios and ultimate claim costs. In addition to realigning our claim staff and completing business process improvement initiatives, we're in the final stages of implementing a new claim system to further improve performance. Implementation will be completed by year end for all major lines. Claims will be a significant contributor to improving our ex-catastrophe loss and loss expense ratio performance.

Last year was one that won't soon be forgotten by our claim associates, in particular. Many of them witnessed the destructiveness of the seemingly unrelenting weather firsthand. They grieved with insureds who'd lost loved ones and helped others recover what they could from the little that was left of their homes and businesses. At the same time, their colleagues were working late into the night and over weekends to respond to the needs of our agents and policyholders, who were contacting us at record levels. That's why we're here. But thanks to our as-



1921

Aug. 15, 1921 State Auto is founded with $30,000 in borrowed funds and a rented room in downtown Columbus, Ohio

1930 State Auto is the largest insurer of automobiles in Ohio



OHIO'S
LARGEST INSURERS
of AUTOMOBILES
Now Occupy
The City's Most Beautiful Office Building

1949 Assets climb to $20.4 million, with $14.5 million in written premium

1958 State Auto affiliates with the Dixie Fire and Casualty Company and Southern Home Insurance Company of Greer, S.C.



The Greer Citizen
Controlling Interest In Dixie Fire And Casualty, Southern Home Bought By State Automobile Mutual Of Ohio

sociates, State Auto serves its customers better than nearly every company in the industry.



Municipal Bonds 34.7%
U.S. Government Agencies and MBS 24.5%
Notes Receivable 3.0%
U.S. Treasury Securities 13.0%
Corporate and Other Invested Securities 13.9%
Equity Securities 10.9%

Associate Engagement

We survey our associates annually to assess their understanding of our company's strategy, their role in making it successful, and their commitment to helping make it happen. We're pleased with the level of engagement among senior executives, managers and supervisors. We're using this strong engagement to further engage the entire organization and improve our ability to execute our plans.

Keys to our success are leveraging, investing and developing bench strength. We've made significant investments in our claim organization which are now paying off in improved results. Analytics enhance our ability to underwrite and price, so we've restructured our product management organization, invested in analytics, and appointed new leaders for personal and business insurance product organizations and operations. Specialty insurance recruited several new and talented underwriting and program executives who will allow us to profit, grow and diversify in this critical segment.



DIVIDENDS PAID
(per share)
$0.75
$0.50
$0.25
0
'07 '08 '09 '10 '11

State Auto has long benefitted from a conservative and prudent investment philosophy. Jim Duemey led this effort and produced solid results for 30 years. At the end of 2011, Jim retired from State Auto after developing his successor, Scott Jones. We wish Jim a wonderful retirement and thank him for his contributions to State Auto over his distinguished career.

State Auto's people remain our greatest asset. Their perseverance during a difficult year, their persistence in enhancing our products and customer service, and their confidence in State Auto's future will restore our historically superior performance.

Robert P. Restrepo Jr.
President, Chairman of the Board and Chief Executive Officer



NET PREMIUMS WRITTEN
(in billions)
$1.5
$1.0
$0.5
0
'07 '08* '09 '10* '11*
*Pooling change year



BOOK VALUE
(per share)
$25
$20
$15
$10
$5
0
'07 '08 '09 '10 '11


Business
State Auto unit files to go public

1971 State Auto writes $127.7 million in premiums with $370.1 million in assets

1980 Written premium reaches $185 million as the company markets products in 14 states



1991 The initial public offering of State Auto Financial Corporation takes place, with a split-adjusted IPO price of $2.25

Meridian Insurance

2001 State Auto completes a merger with Meridian Mutual of Indianapolis, Ind.; the transaction creates a company with more than $1 billion of written premium and $2 billion in assets

2011 The State Auto Group exceeds $1.5 billion in written premium and $2.5 billion in assets, marketing insurance products and services throughout the United States

STFC Board of Directors

Standing from left:

David J. D'Antoni
Retired Senior Vice President - Ashland Inc.

Alexander B. Trevor
President and Director - Nuvocom Inc.

Thomas E. Markert
Senior Vice President, Marketing - Office Depot

David R. Meuse
Principal - Stonehenge Financial Holdings Inc.

Seated from left:

Robert P. Restrepo Jr.
President, Chairman and CEO - State Auto Financial Corporation

Eileen A. Mallesch
CPA, Retired CFO

Robert E. Baker
Executive Vice President - DHR International

S. Elaine Roberts
President and CEO - Columbus Regional Airport Authority

Paul S. Williams
Managing Director - Major, Lindsey & Africa



Executives

Robert P. Restrepo Jr.
President, Chairman and
Chief Executive Officer

Steven E. English
Vice President
Chief Financial Officer

James A. Yano
Vice President
Secretary and General Counsel

Senior Officers

Douglas E. Allen
Vice President, Director of Information Technology

Joel E. Brown
Vice President, Standard Lines

Jessica E. Buss
Vice President, Specialty Lines

Joyce A. Dallessio
Vice President, Standard Lines Products Management

David W. Dalton
Vice President, Director of Internal Audit

Nancy D. Edwards
Vice President, Chief Security and Continuity Planning Officer

Clyde H. Fitch
Senior Vice President, Chief Sales Officer

Steven R. Hazelbaker
Vice President,
Director of Corporate Enterprise Risk Management

Rick L. Holbein
Vice President, Director of Personal Insurance

Stephen P. Hunckler
Vice President, Chief Claims Officer

Scott A. Jones
Vice President, Investments

Charles E. McShane
Vice President, Director of Business Insurance

Cathy B. Miley
Vice President, Director of Corporate Development

Matthew S. Mrozek
Vice President, Chief Actuarial Officer

Paul E. Nordman
Vice President, Reinsurance

John M. Petrucci
Vice President, Director of Sales

Cynthia A. Powell
Vice President, Chief Accounting Officer and Treasurer

Timothy G. Reik
Vice President, RED Operations Director

M. Jean Reynolds
Vice President,
Director of Planning and Expense Management

Lyle D. Rhodebeck
Vice President, Director of Operations

Lorraine M. Siegworth
Vice President,
Chief Strategy and Organization Effectiveness Officer

Larry E. Willeford
Vice President, Claims Field Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2011 or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number 000-19289

STFC

STATE AUTO FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	**31-1324304**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
518 East Broad Street, Columbus, Ohio	**43215-3976**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(614) 464-5000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value (based on the closing sales price on that date) of the voting stock held by non-affiliates of the Registrant was $260,243,109.

On March 2, 2012, the Registrant had 40,376,941 Common Shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the annual meeting of stockholders to be held May 4, 2012 (the "2012 Proxy Statement"), which will be filed within 120 days of December 31, 2011, are incorporated by reference into Part III of this Form 10-K.

Index to Annual Report on Form 10-K for the year ended December 31, 2011

(1) The financial statement schedules noted at Item 15(a)(2) and the exhibits noted at Item 15(a)(3), other than those exhibits identified in this Index, have been omitted from the reproduction of this Form 10-K. For the omitted schedules and exhibits, see our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission, a copy of which is available on the SEC's website at www.sec.gov. Copies of omitted schedules and exhibits are also available on our website at www.StateAuto.com under "SEC filings" or may be obtained by writing to Lawrence A. Adeleye, Director of Investor Relations, State Auto Financial Corporation, 518 East Broad Street, Columbus, Ohio 43215.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Annual Report on Form 10-K (this "Form 10-K") of State Auto Financial Corporation ("State Auto Financial" or "STFC") or incorporated herein by reference, including, without limitation, statements regarding State Auto Financial's future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements speak only as the date the statements were made. Although State Auto Financial believes that the expectations reflected in forward-looking statements have a reasonable basis, it can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause State Auto Financial's actual results to differ materially from those projected, see "Risk Factors" in Item 1A of this Form 10-K. Except to the limited extent required by applicable law, State Auto Financial undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT DEFINED TERMS USED IN THIS FORM 10-K

Glossary of Terms for State Auto Financial Corporation and Its Subsidiaries and Affiliates

State Auto Financial or STFC	Refers to our holding company, State Auto Financial Corporation.
We, us, our or the Company	Refers to STFC and its consolidated subsidiaries, namely State Auto Property & Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company ("Farmers"), State Auto Insurance Company of Ohio ("SA Ohio"), Stateco Financial Services, Inc. ("Stateco"), and through December 31, 2010, State Auto National Insurance Company ("SA National"), which was sold to a third party on December 31, 2010.
State Auto Mutual or our parent company	Refers to State Automobile Mutual Insurance Company, which owns approximately 63% of STFC's outstanding common shares. State Auto Mutual also owns Risk Evaluation & Design, LLC ("RED"), which acts as a managing general underwriter exclusively for the benefit of our Pooled Companies.
STFC Pooled Companies	Refers to State Auto P&C, Milbank, Farmers, SA Ohio, and, from January 1, 2010 through December 31, 2010, SA National.
Mutual Pooled Companies	Refers to State Auto Mutual, and certain subsidiaries and affiliates of State Auto Mutual, namely State Auto Florida Insurance Company ("SA Florida"), State Auto Insurance Company of Wisconsin ("SA Wisconsin"), Meridian Security Insurance Company ("Meridian Security"), Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"), Beacon National Insurance Company ("Beacon National"), Patrons Mutual Insurance Company of Connecticut ("Patrons Mutual"), Litchfield Mutual Fire Insurance Company ("Litchfield") and, as of January 1, 2011, Rockhill Insurance Company ("RIC"), Plaza Insurance Company ("Plaza"), American Compensation Insurance Company ("American Compensation") and Bloomington Compensation Insurance Company ("Bloomington Compensation").
Pooled Companies or our Pooled Companies	Refers to the STFC Pooled Companies and the Mutual Pooled Companies.
MIGI Insurers	Refers to Meridian Security and Meridian Citizens Mutual.
MIGI Companies	Refers to the MIGI Insurers and Meridian Insurance Group, Inc. ("MIGI").
Beacon Insurance Group or Beacon Group	Refers to Beacon National and Beacon Lloyds Insurance Company ("Beacon Lloyds").
Patrons Insurance Group or Patrons Group	Refers to Patrons Mutual and Litchfield.
Rockhill Insurance Group	Refers to Rockhill Holding Company, its insurance subsidiaries, namely RIC, Plaza, American Compensation and Bloomington Compensation, and its other non-insurance subsidiaries, including RTW, Inc. ("RTW"), a holding company that owns 100% of American Compensation and Bloomington Compensation.
Rockhill Insurers	Refers to RIC, Plaza, American Compensation and Bloomington Compensation.
State Auto Group	Refers to the Pooled Companies and Beacon Lloyds.

Glossary of Selected Insurance and Accounting Terms

Accident year	The calendar year in which loss events occur, regardless of when the losses are actually reported, booked or paid.
Admitted insurer	An insurer licensed to transact insurance business within a state and subject to comprehensive policy rate, form and market conduct regulation by that state's insurance regulatory authority.
Allocated loss adjustment expenses or ALAE	The costs that can be related to a specific claim, which may include attorney fees, external claims adjusters and investigation costs, among others.
Book value per share	Total common stockholders' equity divided by the number of common shares outstanding.
Captive insurance arrangement	A closely held insurance arrangement whose primary purpose is to provide insurance coverage to the captive's owners and/or their affiliates.
Catastrophe loss	Loss and ALAE from catastrophes, where catastrophes are defined as a severe loss caused by various natural events, including hurricanes, hailstorms, tornadoes, windstorms, earthquakes, severe winter weather and fires. Our catastrophe losses are those designated by the Insurance Services Office ("ISO") Property Claim Services ("PCS"). PCS defines a catastrophe as an event that causes $25 million or more in industry insured property losses and affects a significant number of property and casualty policyholders and insurers.
Combined ratio	The sum of the loss and LAE ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
Debt to capital ratio	The ratio of notes payable to the sum of total stockholders' equity and notes payable.
Deferred acquisition costs or DAC	Expenses that vary with, and are primarily related to, the production of new and renewal insurance business, and are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.
Direct written premiums	The amounts charged by an insurer to insureds in exchange for coverages provided in accordance with the terms of an insurance contract. The amounts exclude the impact of all reinsurance premiums, either assumed or ceded.
Duration	A measure of the sensitivity of a financial asset's price to interest rate movements.
Earned premiums or premiums earned	The portion of written premiums that applies to the expired portion of the policy term. Earned premiums are recognized as revenue under both SAP and GAAP.
Excess and surplus lines insurance	Specialized property and liability coverages written by non-admitted insurers. These coverages include exposures that do not fit within normal underwriting patterns, involve a degree of risk that is not commensurate with standard rates and/or policy forms, or are not written by admitted insurers because of general market conditions.

Expense ratio or underwriting expense ratio	For SAP, it is the ratio of (i) the sum of statutory underwriting and miscellaneous expenses incurred offset by miscellaneous income (collectively, "underwriting expenses") to (ii) written premiums. For GAAP, it is the ratio of acquisition and operating expenses incurred to earned premiums.
Generally accepted accounting principles or GAAP	Accounting practices used in the United States of America determined by the Financial Accounting Standards Board ("FASB") and American Institute of Certified Public Accountants ("AICPA").
Incurred but not reported reserves or IBNR	Estimated losses and LAE that have been incurred but not yet reported to the insurer. This includes amounts for unreported claims, development on known cases, and re-opened claims.
Loss adjustment expenses or LAE	The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement. LAE is comprised of ALAE and ULAE.
Loss and LAE ratio or loss ratio	For both SAP and GAAP, it is the ratio of incurred losses and LAE to earned premiums.
Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves.
Managing general underwriter or MGU	An independent insurance professional firm that acts as an intermediary between the insurer and retail agents, much like a wholesaler. MGUs frequently have binding authority to issue insurance policies on behalf of an insurer that fit into the underwriting guidelines provided by that insurer. MGUs typically are compensated by an override commission on the insurance coverages sold by their sub-agents.
National Association of Insurance Commissioners or NAIC	An organization of the insurance commissioners or directors of all 50 states, the District of Columbia and the five U.S. territories organized to promote consistency of regulatory practices and statutory accounting standards throughout the United States.
Net premiums written to surplus ratio or leverage ratio	A SAP calculation which measures statutory surplus available to absorb losses. This ratio is calculated by dividing the net statutory premiums written for a rolling twelve month period by the ending statutory surplus for the period. For example, a ratio of 1.5 means that for every dollar of surplus, the insurer wrote $1.50 in premiums.
Net written premiums	Direct written premiums plus assumed reinsurance premiums less ceded reinsurance premiums.
Non-admitted insurer or surplus lines carrier	An insurer that is not required to be licensed in a state but is allowed to do business in that state subject to certain regulatory oversight by

that state's insurance regulatory authority. Non-admitted insurers are not subject to most of the rate and form regulations imposed on admitted insurers because they write specialized property and liability coverages, also known as excess and surplus lines insurance, which allows them the flexibility to change coverages offered and rates charged without time constraints and financial costs associated with the filing process. As such, these insurers offer an opportunity for coverage for specialized exposures that otherwise might not be insurable.

Retail agent or retail agency	An independent insurance professional who represents, and acts as an intermediary for, admitted insurers, generally recommending, marketing and selling insurance products and services to insurance consumers.
Return on average equity	The percent derived by dividing net income by average total stockholders' equity.
Risk-based capital or RBC	A measure adopted by the NAIC and state regulatory authorities for determining the minimum statutory capital and surplus requirements of insurers. Insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action depending on the level of capital inadequacy.
Risk retention groups	An insurance arrangement where members of a similar profession or business band together to self-insure their exposure.
Standard insurance	Insurance which is typically written by admitted insurers. Our personal and business insurance segments are comprised of standard insurance.
Statutory accounting practices or SAP ..	The practices and procedures prescribed or permitted by state insurance regulatory authorities in the United States for recording transactions and preparing financial statements.
Statutory surplus	Under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the balance sheet prepared in accordance with SAP.
Unallocated loss adjustment expenses or ULAE	The costs incurred in settling claims, such as in-house processing costs, which cannot be associated with a specific claim.
Underwriting gain or loss	Under SAP, earned premiums less loss and LAE and underwriting expenses.
Unearned premiums	The portion of written premiums that applies to the unexpired portion of the policy term. Unearned premiums are not recognized as revenues under both SAP and GAAP.
Wholesale broker	An independent insurance professional who offers specialized insurance products and serves as an intermediary between a retail agent and an insurer, while typically having no contact with the insured. A wholesale broker may represent both admitted and non-admitted insurers, and may offer both standard and excess and surplus lines insurance.

PART I

Item 1. Business

State Auto Financial is an Ohio domiciled property and casualty insurance holding company incorporated in 1990. We are primarily engaged in writing personal and business insurance. State Auto Financial's subsidiaries include State Auto P&C, Milbank, Farmers, and SA Ohio, each of which is a property and casualty insurance company, and Stateco, which provides investment management services to affiliated insurance companies.

Our parent company is State Auto Mutual, an Ohio domiciled mutual property and casualty insurance company organized in 1921. It owns approximately 63% of State Auto Financial's outstanding common shares. State Auto Mutual's other subsidiaries and affiliates include SA Florida, SA Wisconsin, Meridian Security, Meridian Citizens Mutual, Beacon National, Patrons Mutual, Litchfield and the Rockhill Insurers, each of which is a property and casualty insurance company. In 2009, State Auto Mutual acquired the Rockhill Insurance Group. State Auto Mutual and its insurance subsidiaries and affiliates, along with State Auto Financial's insurance subsidiaries, pool their respective insurance business under the Pooling Arrangement, as further described below.

Our capital position during 2011 was negatively impacted by a record level of weather-related catastrophes. At the end of 2011, the State Auto Group implemented several capital management actions to improve and better manage our capital position. First, the Pooling Arrangement was amended to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65%. See "Pooling Arrangement" discussion below included in this Item 1. Second, the State Auto Group entered into a three-year quota share reinsurance agreement with a syndicate of reinsurers covering its homeowners book of business. Third, retiree healthcare benefits were terminated for most active employees and certain retirees. For a more detailed discussion of these actions, see Item 7 of this Form 10-K "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Capital Management Actions."

The State Auto Group markets its insurance products throughout the United States primarily through independent agencies, which include retail agencies and wholesale brokers. All of the property and casualty insurance companies in the State Auto Group are admitted insurers, except for RIC, which is a non-admitted insurer. The operations of the State Auto Group are headquartered in Columbus, Ohio.

Our Pooled Companies are rated A (Excellent) by the A.M. Best Company ("A.M. Best").

FINANCIAL INFORMATION ABOUT SEGMENTS

Since January 1, 2011, our reportable insurance segments have been personal insurance, business insurance and specialty insurance (collectively the "insurance segments"). These insurance segments are aligned consistent with the reporting lines to our principal operating decision makers. Investment operations is also a reportable segment. See a detailed discussion regarding our segments at Item 7 of this Form 10-K "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 14 to our consolidated financial statements included in Item 8 of this Form 10-K.

PERSONAL AND BUSINESS INSURANCE

Products offered in our personal and business insurance segments are marketed exclusively through retail agents, but the segments are managed separately from each other due to the differences in the types of customers they serve or products they provide or services they offer.

Products

Personal Insurance

In our personal insurance segment, we write standard insurance covering personal exposures to individuals. The primary coverages offered are personal auto and homeowners.

Business Insurance

In our business insurance segment, we write standard insurance covering small-to-medium sized commercial exposures. We offer a broad range of coverages which include commercial auto, commercial multi-peril, business owners, fire & allied and general liability.

Marketing

We market our personal and business insurance through approximately 3,000 retail agencies. We view our retail agents as our primary customers, because they are in a position to recommend either our insurance products or those of a competitor to their customers. We strongly support the independent agency system and believe its maintenance is essential to our present and future success. We continually develop programs and procedures to enhance our agency relationships, including the following: regular travel by senior management and regional office staff to meet with agents, in person, in their home states; training opportunities; and incentives related to profit and growth. In addition, we share the cost of approved advertising with selected agencies.

We actively help our agencies develop the professional sales skills of their staffs. Our training programs include both products and sales training conducted in our corporate headquarters. Further, our training programs include disciplined follow-up and coaching for an extended time. Other targeted training sessions are held in our regional headquarters from time to time, as well as in our agents' offices.

We provide our retail agents with defined travel and cash incentives if they achieve certain sales and underwriting profit levels. Further, we recognize our very top agencies—measured by consistent profitability, achievement of written premium thresholds and growth—as Inner Circle Agencies. Inner Circle Agencies are rewarded with additional trip and financial incentives.

We have made continuing efforts to use technology to make it easier for our retail agents to do business with us. We offer internet-based (i) rating, (ii) policy application submission, (iii) execution of changes to policies for certain products and (iv) claims submission. In addition, we provide our agents with the opportunity to maintain policyholder records electronically, avoiding the expense of preparing and storing paper records. We believe that, since agents and their customers realize better service and efficiency through automation, they value their relationship with us. Automation can make it easier for an agent to do business with us, which attracts prospective agents and enhances existing agencies' relationships with us.

Claims

Our internal claims division supports our personal and business insurance segments through emphasis on timely investigation of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate case reserves for claims, and control of external claims adjustment expenses. Achievement of these goals supports our marketing efforts by providing agents and policyholders with prompt and effective service.

We employ a specialized claims model that is skills-based which attempts to yield a quality customer experience regardless of the type and severity of the claim. We staff field adjusters in locations where we have size, scale and density of claims whenever possible to control file quality and enhance customer service. We supplement our field staff with independent adjusters and appraisers in areas in which there is not sufficient volume of claims to warrant staff adjusters.

Claim settlement authority levels are established for each adjuster, supervisor and manager based on his or her level of expertise and experience. Our claims division is responsible for reviewing the claim, obtaining necessary documentation and establishing loss and expense reserves of certain claims. Generally, property or casualty claims estimated to reach $100,000 or above are sent to specialists for direct handling.

We minimize claims adjusting costs by settling as many claims as possible through our internal claims staff and, if possible, by settling disputes regarding automobile physical damage, bodily injury and property insurance claims through arbitration or mediation when appropriate. In addition, selected agents have authority to settle small first party claims, which improves claims service.

We have internal house counsel offices to defend and resolve claims which are in litigation. These offices are strategically placed where we have size, scale and density of legal cases to warrant their existence. We also have a list of highly skilled panel counsel we employ for defending our insureds when appropriate.

Our Claims Express Centers allow us to improve claims efficiency and economy by concentrating the handling of smaller, less complex claims in a centralized environment. We provide claim service 24 hours a day, seven days a week, either through associates in our Claims Express Centers, which are located in Des Moines, Iowa and Columbus, Ohio, or for a few overnight hours, through a third party service provider.

SPECIALTY INSURANCE

In our specialty insurance segment, we offer commercial coverages that require specialized product underwriting, claims handling or risk management services through a distribution channel of retail agents and wholesale brokers, which may include program administrators and other specialty sources. Our specialty insurance products are written through our admitted and non-admitted insurers. Our specialty insurance segment is organized into the following three units:

Our RED unit markets and underwrites small-to-medium commercial exposures, offering property and casualty programs for customers with common risk characteristics or coverage requirements. This unit may also offer alternative forms of risk protection that include various forms of self-insurance or high deductibles, some of which may utilize captive insurance arrangements or risk retention groups. Coverages offered by this unit include commercial auto, workers' compensation, general liability and property. We use approved external claim services for claims notification, handling and settlement with centralized management oversight by our home office team.

Our Rockhill unit markets and underwrites commercial exposures which have unique insurance requirements, including difficult to place classes of commercial business which may require customized rates and forms, along with customized insurance programs for specialty niche and homogenous groups of exposures. Coverages offered by this unit may include commercial auto, property, bonds (fidelity and surety) and general liability. Our Rockhill unit uses a combination of a dedicated internal claims unit and also approved external claim services for claims notification, handling and settlement with centralized management oversight by our home office team.

Our Workers' Compensation unit serves the small-to-medium account and association business. This unit has a dedicated internal claims team emphasizing managed care cost containment strategies including focusing on the injured employee's early return to work and cost-effective quality care.

INVESTMENT OPERATIONS

The primary objectives of our investment strategy are to maintain adequate liquidity and capital to meet our responsibilities to policyholders; grow long term economic surplus, thereby increasing our capital position; provide a consistent level of income to support operations; and manage investment risk. Our investment portfolio is managed separately from that of our parent company and its subsidiaries and affiliates, and investment results are not shared by our Pooled Companies through the Pooling Arrangement, as described below. Stateco performs investment management services for us and our parent company and its subsidiaries and affiliates, although investment policies implemented by Stateco continue to be set for each company through the Investment Committee of its respective Board of Directors.

For additional discussion regarding our investments, including the market risks related to our investment portfolio, see Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Operations Segment."

POOLING ARRANGEMENT

Our Pooled Companies pool their respective insurance business in accordance with a quota share reinsurance agreement which we refer to as the "Pooling Arrangement." In general, under the Pooling Arrangement, State Auto Mutual assumes premiums, losses and expenses from each of the remaining Pooled Companies and in turn cedes to each of the Pooled Companies a specified portion of premiums, losses and expenses based on each of the Pooled Companies' respective pooling percentages. State Auto Mutual then retains the balance of the pooled business. The participation percentage for the STFC Pooled Companies had been 80% since 2001. Prior to 2011, the Pooling Arrangement covered all property and casualty insurance written by the Pooled Companies except for business written by the Rockhill Insurers. As of January 1, 2011, we added the Rockhill Insurers to the pool with a participation percentage of 0.0%. As of the close of business on December 31, 2011, the Pooling Arrangement was amended to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65% and to include the pooling of applicable balance sheet accounts such as accumulated other comprehensive income related to employee benefit plans. See the detailed discussion of our Pooling Arrangement at Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Pooling Arrangement."

GEOGRAPHIC DISTRIBUTION

The following table sets forth the geographic distribution of our direct written premiums for the year ended December 31, 2011:

State	% of Total
Ohio	13.0%
Texas	8.3
Kentucky	7.8
Indiana	5.7
Tennessee	5.4
Minnesota	4.6
Pennsylvania	4.1
Maryland	3.5
Illinois	3.4
Arkansas	3.3
West Virginia	3.2
Michigan	3.1
All others[(1)]	34.6
Total	100.0%

(1) No other single state accounted for 3.0% or more of the total direct written premiums written in 2011.

MANAGEMENT AGREEMENT

Through various management and cost sharing agreements, State Auto P&C provides the employees to perform all organizational, operational and management functions for the State Auto Group while State Auto Mutual provides certain operating facilities, including our corporate headquarters.

Our primary management agreement, which we refer to as the 2005 Management Agreement, has a ten year term and renews for an additional ten-year period unless terminated sooner in accordance with its terms. If the 2005 Management Agreement was terminated for any reason, we would have to relocate our facilities to continue our operations. However, we do not currently anticipate the termination of the 2005 Management Agreement. See "Properties" included in Item 2 of this Form 10-K.

REINSURANCE

Members of the State Auto Group follow the customary industry practice of reinsuring a portion of their exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. Although reinsurance does not legally discharge the individual members of the State Auto Group from primary liability under their policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded. See the detailed discussion of our reinsurance arrangements at Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Reinsurance Arrangements."

See "Regulation" in this Item 1 for a discussion of the Terrorism Acts.

LOSS RESERVES

We maintain reserves for the eventual payment of losses and LAE for both reported claims and IBNR. Loss reserves are management's best estimate at a given point in time of what we expect to pay to settle all losses incurred as of the end of the accounting period, based on facts, circumstances and historical trends then known. During the loss settlement period, additional facts regarding individual claims may become known, and consequently it often becomes necessary to revise our estimate of the liability. The results of our operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the loss reserves currently recorded.

Loss reserves for reported losses are initially established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on our reserving practices, which take into account the type of risk, the circumstances surrounding each claim and applicable policy provisions. The formula reserves are based on historical paid loss data for similar claims with provisions for trend changes caused by inflation. Loss reserves for IBNR claims are estimated based on many variables including historical and statistical information, changes in exposure units, inflation, legal developments, storm loss estimates and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis. As new data becomes available, estimates are updated resulting in adjustments to loss reserves. Generally, reported losses initially reserved on a formula basis which have not settled after six months, are case reserved at that time. Although our management uses many resources to calculate loss reserves, there is no precise method for determining the ultimate liability. We do not discount loss reserves for financial statement purposes. For additional information regarding our loss reserves, see Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Loss and LAE."

The following table sets forth our one-year development information on changes in the loss reserve for the years ended December 31, 2011, 2010 and 2009:

($ millions)	Year Ended December 31		
	2011	2010	2009
Beginning of Year:			
Loss and loss expenses payable	**$ 893.0**	840.2	791.2
Less: Reinsurance recoverable on losses and loss expenses payable	**18.8**	20.8	21.2
Net losses and loss expenses payable[1]	**874.2**	819.4	770.0
Impact of pooling change, January 1, 2011 and 2010	**124.1**	(4.0)	—
Provision for losses and loss expenses occurring:			
Current year	**1,213.3**	954.2	899.5
Prior years[2]	**(33.3)**	(64.6)	(56.2)
Total	**1,180.0**	889.6	843.3
Loss and loss expense payments for claims occurring during:			
Current year	**724.2**	543.9	524.8
Prior years	**369.1**	286.9	269.1
Total	**1,093.3**	830.8	793.9
Impact of pooling change, December 31, 2011	**(203.4)**	—	—
End of Year:			
Net losses and loss expenses payable	**881.6**	874.2	819.4
Add: Reinsurance recoverable on losses and loss expenses payable	**25.5**	18.8	20.8
Losses and loss expenses payable[3]	**$ 907.1**	893.0	840.2

(1) Includes net amounts assumed from affiliates of $375.8 million, $346.2 million, and $343.0 million at beginning of year 2011, 2010, and 2009, respectively.

(2) This line item shows decreases in the current calendar year in the provision for losses and loss expenses attributable to claims occurring in prior years. See discussion regarding the calendar year developments at Item 7 of this Form 10-K Management's Discussion and Analysis section at "Results of Operations—Loss and LAE Development."

(3) Includes net amounts assumed from affiliates of $376.8 million, $375.8 million, and $346.2 million at end of year 2011, 2010, and 2009, respectively.

The following table sets forth our development of loss reserves from 2001 through 2011. "Net liability for losses and loss expenses payable" sets forth the estimated liability for unpaid losses and LAE recorded at the balance sheet date, net of reinsurance recoverable, for each year shown. This liability represents the estimated amount of losses and LAE for claims incurred during the current year or incurred during prior years that are unpaid at the balance sheet date, including IBNR.

The upper section of the table shows the cumulative amounts paid with respect to the previously reported loss reserve as of the end of each succeeding year. For example, through December 31, 2011, we have paid 98.4% of the losses and LAE that had been incurred but not paid, as estimated at December 31, 2001.

The lower portion of the table shows the current estimate of the previously reported loss reserve based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the claims incurred.

The amounts on the "cumulative redundancy (deficiency)" line represent the aggregate change in the estimates over all prior years. For example, the year end 2001 loss reserve has developed $37.8 million or 7.4% deficient through December 31, 2011. This $37.8 million amount has been included in operating results over the ten years and did not have a significant effect on income in any one year.

In evaluating the information in the table, it should be noted that each amount includes the effects of all changes in amounts for prior periods. For example, the amount of the redundancy or deficiency evaluated at December 31, 2003, on claims incurred in 2001 includes the cumulative redundancy or deficiency for years 2001, 2002 and 2003. Conditions and trends that have affected the development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

In 2001, the Pooling Arrangement was amended to increase our share of premiums, losses and expenses. An amount of assets equal to the increase in net liabilities was transferred to us from our parent company in 2001 in conjunction with each year's respective pooling change. In 2005, the MIGI Insurers were added to the pool and our share of their net liabilities and assets were transferred to us from them. In 2008, Beacon National, the Patrons Insurance Group, State Auto middle market business and voluntary assumed reinsurance from parties affiliated with State Auto Mutual were added to the pool, and accordingly net assets equal to the increase in net liabilities were transferred to us from them. In 2010, SA National and voluntary assumed reinsurance from third parties unaffiliated with the Pooled Companies that was assumed on or after January 1, 2009 by State Auto Mutual were added to the pool, and accordingly net assets equal to the increase in net liabilities were transferred to us from them. As of January 1, 2011, the Rockhill Insurers were added to the pool, and accordingly net assets equal to the increase in net liabilities were transferred to us from them. As of December 31, 2011, the overall participation percentage of the STFC Pooled Companies was reduced from 80% to 65%, and accordingly net assets equal to the decrease in net liabilities were transferred by us to the Mutual Pooled Companies. The amount of the assets transferred along with the reserve liabilities assumed/ceded in 2001, 2005, 2008, 2010 and 2011 has been netted against and has reduced/ increased the cumulative amounts paid for years prior to 2001, 2005, 2008, 2010 and 2011, respectively.

($ millions)	Years Ended December 31										
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
Net liability for losses and loss expenses payable	$509.9	$592.1	$628.8	$ 655.9	$ 711.3	$ 661.0	$ 647.1	$ 770.0	$ 819.4	$ 874.2	$ 881.6
Paid (cumulative) as of:											
One year later	43.4%	41.2%	36.7%	31.6%	34.9%	34.9%	31.7%	34.9%	35.5%	40.8%	—
Two years later	65.3%	60.8%	53.2%	48.4%	51.1%	50.5%	49.4%	53.2%	53.2%		
Three years later	78.4%	71.4%	63.3%	59.6%	60.9%	60.4%	62.6%	62.7%			
Four years later	84.4%	77.3%	70.6%	66.1%	66.0%	67.8%	69.1%				
Five years later	88.5%	82.3%	74.3%	69.2%	70.3%	71.3%					
Six years later	92.3%	85.1%	76.0%	72.3%	72.7%						
Seven years later	94.7%	86.4%	78.4%	73.8%							
Eight years later	95.9%	88.4%	79.6%								
Nine years later	97.8%	89.3%									
Ten years later	98.4%										
Net liability re-estimate as of:											
One year later	102.4%	99.7%	96.5%	93.3%	89.9%	91.7%	95.8%	92.7%	92.1%	96.2%	—
Two years later	105.1%	100.6%	93.2%	87.6%	86.4%	90.5%	93.7%	89.5%	89.1%		
Three years later	106.9%	98.8%	91.0%	86.9%	85.6%	88.8%	91.9%	87.9%			
Four years later	106.2%	98.5%	90.6%	86.2%	85.3%	87.4%	90.8%				
Five years later	107.1%	98.8%	89.8%	85.5%	84.7%	86.9%					
Six years later	107.7%	98.4%	89.7%	85.2%	84.4%						
Seven years later	107.4%	98.6%	89.7%	84.4%							
Eight years later	107.6%	98.6%	89.4%								
Nine years later	107.8%	98.1%									
Ten years later	107.4%										
Cumulative redundancy (deficiency)	$(37.8)	$ 11.0	$ 66.9	$ 102.1	$ 111.1	$ 86.6	$ 59.7	$ 93.3	$ 89.0	$ 33.3	—
Cumulative redundancy (deficiency)	(7.4%)	1.9%	10.6%	15.6%	15.6%	13.1%	9.2%	12.1%	10.9%	3.8%	—
Gross* liability—end of year	$743.7	$862.4	$934.0	$1,006.4	$1,111.1	$1,032.7	$1,029.9	$1,198.6	$1,293.2	$1,391.4	$1,411.9
Reinsurance recoverable	$233.8	$270.3	$305.2	$ 350.5	$ 399.8	$ 371.7	$ 382.8	$ 428.6	$ 473.8	$ 517.2	$ 530.3
Net liability—end of year	$509.9	$592.1	$628.8	$ 655.9	$ 711.3	$ 661.0	$ 647.1	$ 770.0	$ 819.4	$ 874.2	$ 881.6
Gross liability re-estimated—latest	107.4%	99.0%	92.8%	88.3%	87.8%	89.6%	93.3%	89.8%	90.0%	99.2%	—
Reinsurance recoverable re-estimated—latest	107.5%	100.9%	98.4%	95.4%	93.8%	94.3%	97.7%	93.2%	91.5%	104.5%	—
Net liability re-estimated—latest	107.4%	98.1%	89.4%	84.4%	84.4%	86.9%	90.8%	87.9%	89.1%	96.2%	—

* Gross liability includes: Direct and assumed losses and loss expenses payable.

As the Pooling Arrangement provides for the right of offset, we have reported losses and loss expenses payable ceded to our parent company as assets only in situations when net amounts ceded to our parent company exceed that assumed. The following table provides a reconciliation of the reinsurance recoverable to the amount reported in our consolidated financial statements at each balance sheet date:

Reinsurance recoverable	$233.8	$270.3	$305.2	$350.5	$399.8	$371.7	$382.8	$428.6	$473.8	$517.2	$530.3
Amount netted against assumed from State Auto Mutual	$219.9	$261.5	$291.0	$324.6	$382.4	$358.2	$371.6	$407.4	$453.0	$498.4	$504.8
Net reinsurance recoverable	$ 13.9	$ 8.8	$ 14.2	$ 25.9	$ 17.4	$ 13.5	$ 11.2	$ 21.2	$ 20.8	$ 18.8	$ 25.5

COMPETITION

The property and casualty insurance industry is highly competitive. We compete with numerous insurance companies, with varying size and financial resources. We compete in the personal and business insurance markets based on price; product offerings and innovation; underwriting criteria; quality of service to insureds, retail agents and wholesale brokers; relationships with our retail agents and wholesale brokers; prompt and fair claims handling and settlement; financial stability; and technology, making us a preferred business partner. In addition, because most of our retail agents and wholesale brokers represent more than one insurer, we face competition within each agency and broker.

REGULATION

Most states, including all the domiciliary states of the State Auto Group, have enacted legislation that regulates insurance holding company systems. Each insurance company in our holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within our holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine any members of the State Auto Group, at any time, require disclosure of material transactions involving insurer members of our holding company system, and require prior notice and an opportunity to disapprove of certain "extraordinary" transactions, including, but not limited to, extraordinary dividends to stockholders. Pursuant to these laws, all transactions within our holding company system affecting any insurance subsidiary within the State Auto Group must be fair and equitable. In addition, approval of the applicable state insurance commissioner is required prior to the consummation of transactions affecting the control of an insurer. The insurance laws of all the domiciliary states of the State Auto Group provide that no person may acquire direct or indirect control of a domestic insurer without obtaining the prior written approval of the state insurance commissioner for such acquisition.

In addition to being regulated by the insurance department of its state of domicile, each of our insurance companies is subject to supervision and regulation in the states in which we transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business operations and financial condition. The primary purpose of such supervision and regulation is to ensure financial stability of insurance companies for the protection of policyholders. The laws of the various states establish insurance departments with broad regulatory powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted and requiring minimum levels of statutory capital and surplus. Although premium rate regulation varies among states and lines of insurance, such regulations generally require approval of the regulatory authority prior to any changes in rates. In addition, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on policy terminations, restrictions on agency terminations and laws requiring companies to accept any applicant for automobile insurance. These laws may adversely affect the ability of the insurers in the State Auto Group to earn a profit on their underwriting operations.

We are required to file detailed annual reports with the supervisory agencies in each of the states in which we do business, and our business and accounts are subject to examination by such agencies at any time.

There can be no assurance that such regulatory requirements will not become more stringent in the future and have an adverse effect on the operations of the State Auto Group.

Dividends. Our insurance subsidiaries generally are restricted by the insurance laws of our respective states of domicile as to the amount of dividends we may pay without the prior approval of our respective state regulatory authorities. Generally, the maximum dividend that may be paid by an insurance subsidiary during any year without prior regulatory approval is limited to the greater of a stated percentage of that subsidiary's statutory surplus as of a certain date, or adjusted net income of the subsidiary for the preceding year. Under current law, $62.5 million is available in 2012 for payment as a dividend from our insurance subsidiaries to STFC without prior approval from our respective domiciliary state insurance departments. STFC received dividends of $56.4 million and $11.5 million in 2010 and 2009, respectively, from its insurance subsidiaries.

Rates and Related Regulation. Except as discussed below, we are not aware of the adoption of any adverse legislation or regulation in any state in which we conducted business during 2011 which would materially impact our business.

Many of the states in which we operate have passed, considered, or are presently considering legislation restricting or banning the use of "credit scoring" in the rating and risk selection process. The Fair and Accurate Credit Transactions Act, passed by the United States Congress in 2003, directed the Federal Trade Commission ("FTC") to consult with the Office of Fair Housing and Equal Opportunity on, among other things, how the use of credit information may affect the availability and affordability of property/casualty insurance, and whether the use of certain factors by credit scoring systems could have a disparate impact on minorities. In July of 2007, the FTC released a report on credit scoring and its impact on automobile insurance. The FTC concluded that credit-based scoring is an effective predictor of risk with respect to the issuance of automobile insurance policies to consumers, but has little effect as an indicator of racial or ethnic status of consumers. Despite the FTC's conclusions, some consumer groups and certain regulatory and legislative entities continue to resist the use of credit scoring in the rating and risk selection process. In 2008, the FTC asked nine of the nation's largest homeowners insurance companies to provide information that the FTC says will allow it to determine how consumer credit data is used by the companies in underwriting and rate setting in this line of business. The FTC continues to analyze the responses received from the nine insurance companies and expects to issue its report to Congress sometime in the future, though no specific release date has been published. Upon release, the results of the study could affect the future use of credit scoring. Banning or restricting this practice or data mining would limit our ability, and the ability of other carriers, to take advantage of the predictive value of this information.

In an attempt to make capital and surplus requirements more accurately reflect the underwriting risk of different lines of insurance, as well as investment risks that attend insurers' operations, the NAIC annually tests insurers' risk-based capital requirements. As of December 31, 2011, each of the Pooled Companies had adequate levels of capital as defined by the NAIC with its respective risk-based capital requirements.

The property and casualty insurance industry is also affected by court decisions. In general, premium rates are actuarially determined to enable an insurance company to generate an underwriting profit. These rates contemplate a certain level of risk. The courts may modify, in a number of ways, the level of risk which insurers had expected to assume, including eliminating exclusions, expanding the terms of the contract, multiplying limits of coverage, creating rights for policyholders not intended to be included in the contract and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. Courts have also undone legal reforms passed by legislatures, which reforms were intended to reduce a litigant's rights of action or amounts recoverable and so reduce the costs borne by the insurance mechanism. These court decisions can adversely affect an insurer's profitability. They also create pressure on rates charged for coverages adversely affected, and this can cause a legislative response resulting in rate suppression that can unfavorably impact an insurer.

The Terrorism Risk Insurance Act of 2002 and its successor, the Terrorism Risk Insurance Extension Act of 2005 (collectively, the "Terrorism Acts") require the federal government and the insurance industry to share in insured losses up to $100 billion per year resulting from terrorist attacks within the United States. Under the Terrorism Acts, commercial property and casualty insurers must offer their commercial policyholders coverage against certified acts of terrorism, but the policyholders may choose to reject this coverage. If the policyholder rejects coverage for certified acts of terrorism, we will cover only such acts of terrorism that are not certified acts under the Terrorism Acts and continue to apply policy exclusions that may limit any coverage from loss due to nuclear, biological or chemical agents. By enacting the Terrorism Risk Insurance Program Reauthorization Act of 2007, Congress made modest changes to the previous Terrorism Acts—for example, deleting the distinction between certified and non-certified (essentially foreign and domestic) acts of terrorism. Lines of business covered, as well as other important features (such as loss triggers, company deductibles and industry retentions) were not changed. Our current property reinsurance treaties exclude certified acts of terrorism.

The Federal Insurance Office was established in 2010 by the enactment of the Dodd-Frank Act. The Federal Insurance Office is a separate office within the United States Department of Treasury. The primary objective of the Federal Insurance Office is to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the United States financial system. The Federal Insurance Office also coordinates and develops federal policy on prudential aspects of international insurance matters, including representing the United States in the International Association of Insurance Supervisors, assists in negotiating certain international agreements, monitors access to affordable insurance by traditionally underserved communities and consumers, minorities, and low- and moderate-income persons, and assists in the administration of the terrorism risk insurance program. However, the Federal Insurance Office has no authority as a regulator or supervisor of insurance companies.

EMPLOYEES

As of March 2, 2012, we had 2,451 employees. Our employees are not covered by any collective bargaining agreement. We consider the relationship with our employees to be good.

AVAILABLE INFORMATION

Our website address is www.StateAuto.com. Through this website (found by clicking the "Investors" link, then the "All SEC Filings" link), we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and information statements and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission (the "SEC"). Also available on our website is information pertaining to our corporate governance, including the charters of each of our standing committees of our Board of Directors, our corporate governance guidelines, our employees' code of business conduct and our directors' ethical principles.

Any of the materials we file with the SEC may also be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Executive Officers of the Registrant

Name of Executive Officer and Position(s) with Company	Age[1]	Principal Occupation(s) During the Past Five Years	An Executive Officer of the Company Since[2]
Robert P. Restrepo, Jr., Chairman, President and Chief Executive Officer	61	Chairman of the Board and Chief Executive Officer of STFC and State Auto Mutual, 2/06 to present; President of STFC and State Auto Mutual, 3/06 to present.	2006
Steven E. English, Vice President and Chief Financial Officer	51	Vice President of STFC and State Auto Mutual, 5/06 to present; Chief Financial Officer of STFC and State Auto Mutual, 12/06 to present.	2006
Joel E. Brown, Vice President	54	Vice President, Standard Lines, of STFC and State Auto Mutual, 1/11 to present; Vice President, Personal Lines, and Regional Vice President of STFC and State Auto Mutual, 1/01 to 1/11.	2011
Jessica E. Buss, Vice President, Specialty Lines	40	Vice President, Specialty Lines, of STFC and State Auto Mutual, 1/11 to present; Chief Operating Officer of Rockhill Insurance Company, 11/08 to 1/11; Chief Financial Officer of Rockhill Insurance Company, 11/05 to 11/08.	2011
Clyde H. Fitch, Jr., Senior Vice President and Chief Sales Officer	61	Senior Vice President and Chief Sales Officer of STFC and State Auto Mutual, 11/07 to present; Senior Vice President of Travelers Companies, Inc. for more than five years prior to 11/07.	2007
Stephen P. Hunckler, Vice President and Chief Claims Officer	53	Vice President and Chief Claims Officer of STFC and State Auto Mutual, 8/09 to present; Chief Claims Officer of Balboa Insurance Group 8/06 to 8/09.	2011
Scott A. Jones, Vice President and Chief Investment Officer	47	Vice President and Investment Officer of STFC and State Auto Mutual, 3/12 to present; Assistant Vice President of STFC and State Auto Mutual, 8/09 to 3/12; Portfolio Manager of STFC and State Auto Mutual for more than five years prior to 3/12.	2012
Cynthia A. Powell, Vice President and Treasurer	51	Treasurer of STFC and State Auto Mutual, 6/06 to present; Vice President of State Auto Mutual, 3/00 to present; Vice President of STFC, 5/00 to present.	2000
Lorraine M. Siegworth, Vice President	44	Vice President of STFC and State Auto Mutual, 11/06 to present.	2006
James A. Yano, Vice President, Secretary and General Counsel	60	Vice President, Secretary and General Counsel of STFC and State Auto Mutual, 4/07 to present; Senior Vice President, Secretary and General Counsel of Abercrombie & Fitch Co. 5/05 to 3/07.	2007

(1) Age as of March 12, 2012.

(2) Each of the foregoing officers has been designated by our Board of Directors as an executive officer for purposes of Section 16 of the Exchange Act.

Item 1A. Risk Factors

Statements contained in this Form 10-K may be "forward-looking" within the meaning of the Section 21E of the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties that could cause our operating results to differ materially from those projected. The following factors, among others, in some cases have affected, and in the future could affect, our actual financial performance. If any risks or uncertainties discussed here develop into actual events, they could have a material adverse effect on our business, liquidity, capital resources, financial position or results of operations. In that case, the market price of our stock could decline materially. The following list of risk factors is not exhaustive and others may exist or develop.

RESERVES

If our estimated liability for losses and loss expenses is incorrect, our loss reserves may be inadequate to cover our ultimate liability for losses and loss expenses and may have to be increased.

We establish loss reserves based on actuarial estimates of the amount to be paid in the future to settle all claims incurred as of the end of the accounting period. We maintain loss reserves to cover our estimated ultimate unpaid liability for losses and loss expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Loss reserves do not represent an exact calculation of the liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. Our loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors. Variables in the loss reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, trends in loss costs, economic inflation, legal developments and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be a significant reporting lag between the occurrence of an insured event and the time a claim is actually reported to the insurer. We refine loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We record adjustments to loss reserves in the results of operations for the periods in which the estimates are changed. In establishing loss reserves, we take into account estimated recoveries for reinsurance, salvage and subrogation.

Because estimating loss reserves is an inherently uncertain process, currently established loss reserves may not be adequate. If we conclude the estimates are incorrect and our loss reserves are inadequate, we are obligated to increase them. An increase in loss reserves results in an increase in losses, reducing our net income for the period in which the deficiency is identified. Accordingly, an increase in loss reserves could have a material adverse effect on our results of operations, liquidity and financial condition.

CATASTROPHE LOSSES AND GEOGRAPHIC CONCENTRATIONS

The occurrence of catastrophic events could cause volatility in our results of operations and could materially reduce our level of profitability.

Our insurance operations expose us to claims arising out of catastrophic events. We have experienced, and will in the future experience, catastrophe losses that may cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our level of profitability or harm our financial condition, which in turn could adversely affect our ability to write new business. Catastrophes can be caused by various natural events, including hurricanes, hailstorms, tornadoes, windstorms, earthquakes, severe winter weather and fires, none of which are within our control. Catastrophe losses can vary widely and could significantly impact our results. The frequency and severity of catastrophes are inherently unpredictable. Additionally, catastrophe losses incurred by residual markets or pooling mechanisms (such as wind pools) in certain states could trigger assessments to us. Such assessments could be material and may not be recoupable, depending on the applicable state mechanism.

The magnitude of loss from a catastrophe is a function of the severity of the event and the total amount of insured exposure in the affected area. Accordingly, we can sustain significant losses from less severe catastrophes, such as localized windstorms, when they affect areas where our insured exposure is concentrated. Although catastrophes can cause losses in a variety of our property and casualty lines, most of our catastrophe claims in the past have related to homeowners, allied lines and commercial multi-peril coverages. The geographic distribution of our business subjects us to catastrophe exposure from severe thunderstorms, tornadoes and hail, as well as earthquakes and hurricanes affecting the United States. In the last three years, the largest catastrophe or series of catastrophes affecting STFC's results of operations in any one year were as follows: in 2011, losses arising from a hurricane, tornadoes, and wind and hail storms, which impacted 32 of our operating states, including Hurricane Irene and devastating tornadoes in Tuscaloosa, Alabama and Joplin, Missouri, which resulted in approximately $130.6 million in pre-tax losses; in 2010, losses from a series of spring storms, including wind and hail in northern Ohio, and floods in the Nashville, Tennessee area, both which affected our auto physical damage results in both personal and business insurance auto lines, which resulted in approximately $22.2 million in pre-tax losses; and in 2009, losses from two winter storms in the South and Midwest, which resulted in approximately $41.1 million in pre-tax losses.

Increases in the value and geographic concentration of insured properties and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, states have from time to time passed legislation that limits the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas. Although we attempt to reduce the impact of catastrophes on our business by controlling concentrations of exposures in catastrophe prone areas and through the purchase of reinsurance covering various categories of catastrophes, reinsurance may prove inadequate if a major catastrophic loss exceeds the reinsurance limit, or an insurance subsidiary incurs a number of smaller catastrophes that, individually, fall below the reinsurance retention level.

Along with others in the industry, we utilize catastrophe models developed by third party vendors to help assess and manage our exposure to catastrophe losses. Such models assume various conditions and probability scenarios and use historical information about catastrophic events, along with detailed information about our business. There are limitations to the usefulness of such models, and they do not necessarily accurately predict future losses. While we use such modeling information in connection with our pricing and risk management activities, there are limitations with respect to the models' usefulness in predicting losses in any reporting period. Such limitations are evidenced by the occurrence of significant variations in estimates between models and modelers; material increases or decreases in model results due to changes and refinements of the underlying data elements and assumptions; and differences observed between the results of actual event conditions and modeled expectations. Climate change, to the extent it affects changes in weather patterns, could impact the frequency or severity of weather events. Some industry commentators have expressed concerns that hydraulic fracturing or "fracking," a process which involves drilling deep underground wells and injecting water, chemicals and sand into the rock formations in order to extract oil and gas, may cause seismic activity which, among other things, may affect the frequency of earthquakes. We view fracking as an emerging risk facing the industry.

Our ongoing catastrophe management efforts could negatively impact growth to the extent constraints on property exposures are deemed necessary in certain territories. In addition, due to the potential impact on cross-selling opportunities, new business growth in the auto lines could be negatively affected.

UNDERWRITING AND PRICING

Our financial results depend primarily on our ability to underwrite risks effectively and to charge adequate rates to policyholders.

Our financial condition, cash flows and results of operations depend on our ability to underwrite and set rates adequately for a full spectrum of risks, across a number of lines of insurance. Rate adequacy is necessary to generate sufficient premium to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit.

Our ability to underwrite and set rates effectively is subject to a number of risks and uncertainties, including, without limitation:

- the availability of sufficient, reliable data;
- our ability to conduct a complete and accurate analysis of available data;
- our ability to timely recognize changes in trends and to project both the severity and frequency of losses with reasonable accuracy;
- uncertainties which are generally inherent in estimates and assumptions;
- our ability to project changes in certain operating expense levels with reasonable certainty;
- the development, selection and application of appropriate rating formulae or other pricing methodologies;
- our use of predictive modeling or other underwriting tools to assist with correctly and consistently achieving the intended results in underwriting and pricing;
- our ability to establish and consistently follow appropriate underwriting guidelines;
- our ability to innovate with new pricing strategies, and the success of those innovations on implementation;
- our ability to secure regulatory approval of premium rates on an adequate and timely basis and effectively implement such rate changes;
- our ability to predict policyholder retention accurately;
- unanticipated court decisions, legislation or regulatory action;
- unanticipated changes or execution problems in our claim settlement practices;
- changing driving patterns for auto exposures; changing weather patterns (including those which may be related to climate change) for property exposures;
- changes in the medical sector of the economy;
- unanticipated changes in auto repair costs, auto parts prices and used car prices;
- impact of inflation and other factors, such as demand surge on cost of construction materials, labor and other expenditures;
- our ability to monitor and manage property concentration in catastrophe prone areas, such as hurricane, earthquake and wind/hail regions; and
- the general state of the economy in the states in which we operate.

Such risks may result in our rates being based on inadequate or inaccurate data or inappropriate assumptions or methodologies, and may cause our estimates of future changes in the frequency or severity of claims to be incorrect. As a result, we could under-price risks, which would negatively affect our margins, or we could overprice risks, which could reduce our premium reserves and competitiveness. In either event, our operating results, financial condition and cash flows could be materially adversely affected.

DIVIDENDS

There can be no assurance that we will continue to pay cash dividends consistent with past levels.

We have a history of consistently paying cash dividends to our shareholders. However, the future payment of cash dividends will depend upon a variety of factors, such as our results of operations, financial condition and cash requirements, as well as the ability of our insurance subsidiaries to make distributions to STFC. State insurance laws restrict the payment of dividends by insurance companies to their shareholders. In addition, competitive pressures generally require insurance companies to maintain insurance financial strength ratings. Such restrictions and other requirements and factors may affect the ability of our insurance subsidiaries to make dividend payments to STFC. Limits on the ability of our insurance subsidiaries to pay dividends could adversely affect our liquidity, including our ability to pay cash dividends to shareholders.

TECHNOLOGY AND TELECOMMUNICATION SYSTEMS

Our business success and profitability depend, in part, on effective information technology and telecommunication systems. If we are unable to keep pace with the rapidly developing technological advancements in the insurance industry, our ability to compete effectively could be impaired.

We depend in large part on our technology and telecommunication systems for conducting business and processing claims. Our business success is dependent on maintaining the effectiveness of existing technology and telecommunication systems and on their continued development and enhancement to support our business processes and strategic initiatives in a cost effective manner. Since late 2010, we have been involved with the development of a new claims system which we expect to implement for most lines of business during 2012. This initiative has involved a significant commitment of resources. The new system is expected to add functionality and increase our claims efficiency with improved file quality. In spite of our best planning and efforts, it is possible that the system may not be developed within the planned time frame or budget and/or that the expected benefits may not be realized upon implementation.

An ongoing challenge during system development and enhancement is the effective and efficient utilization of current technology in face of a constantly changing technological landscape. There can be no assurance that the development of current technology for future use will not result in our being competitively disadvantaged, especially with those carriers that have greater resources. If we are unable to keep pace with the advancements being made in technology, our ability to compete with other insurance companies who have advanced technological capabilities will be negatively affected. Further, if we are unable to effectively execute and update or replace our key legacy technology and telecommunication systems as they become obsolete or as emerging technology renders them competitively inefficient, our competitive position and/or cost structure could be adversely affected.

BUSINESS CONTINUITY

Our business depends on the uninterrupted operation of our facilities, systems and business functions, including our information technology, telecommunications and other business systems. Our business continuity and disaster recovery plans may not sufficiently address all contingencies.

Our business is highly dependent upon our ability to execute, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support and 24-hour claims contact centers, processing new and renewal business, receiving and processing payment receipts and processing and paying claims. A shut-down of or inability to access one or more of our facilities, a power outage, a pandemic, or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis. In addition, because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such service exceeds capacity, or if our system or a third party system fails or experiences an interruption. If sustained or repeated, such a business interruption, systems failure or service denial could result in a deterioration of our ability to write and process new and renewal business, provide customer service, receive premium payments, pay claims in a timely manner or perform other necessary corporate functions. This could result in a materially adverse effect on our business results and liquidity and may cause reputational damage.

We have established a business continuity plan in an effort to ensure the continuation of core business operations in the event that normal business operations could not be performed due to a catastrophic event. While we continue to test and assess our business continuity plan to ensure it meets the needs of our core business operations and addresses multiple business interruption events, there is no assurance that core business operations could be performed upon the occurrence of such an event, which may result in a material adverse effect on our financial position and results of operations.

CYBER-SECURITY THREATS

Our highly automated and networked organization is subject to cyber-security threats. These threats come in a variety of forms, such as viruses and malicious software. Such threats can be difficult to prevent or detect, and if experienced, could interrupt or damage our operations, harm our reputation or have a material effect on our operations.

Our technology and telecommunications systems are highly integrated and connected with other networks. Cyber-attacks involving these systems could be carried out remotely and from multiple sources and could interrupt, damage or otherwise adversely affect the operations of these critical systems. Cyber-attacks could result in the modification or theft of data, the distribution of false information or the denial of service to users. We obtain, utilize and maintain data concerning individuals and organizations with which we have a business relationship. Threats to data security can emerge and change in rapid fashion, resulting in the ongoing need to expend resources to secure our data in accordance with customer expectations and statutory and regulatory requirements.

We could be subject to liability if confidential customer information is misappropriated from our technology systems. Despite the implementation of security measures, these systems may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any well-publicized compromise of security could deter people from entering into transactions that involve transmitting confidential information to our systems, which could have a material adverse effect on our business and reputation.

We rely on services and products provided by many vendors. In the event that one or more of our vendors fails to protect personal information of our customers, claimants or employees, we may incur operational impairments, or could be exposed to litigation, compliance costs or reputational damage.

While we have not experienced material cyber-incidents to date, the occurrence and effects of cyber-incidents may remain undetected for an extended period. We do not carry network-liability insurance concerning cyber-attacks.

REINSURANCE

Reinsurance may not be available, collectible or adequate to protect us against losses, or may cause us to constrain the amount of business we underwrite in certain lines of business and locations.

We use reinsurance to help manage our exposure to insurance risks and to manage our capital. The availability and cost of reinsurance are subject to prevailing market conditions, which can affect our business volume and profitability. Although the reinsurer is liable to us to the extent of the ceded reinsurance, we remain liable as the direct insurer on all risks reinsured. Ceded reinsurance arrangements do not eliminate our obligation to pay claims. As a result, we are subject to counterparty risk with respect to our ability to recover amounts due from reinsurers. Reinsurance may not be adequate to protect us against losses and may not be available to us in the future at commercially reasonable rates. In addition, the magnitude of losses in the reinsurance industry resulting from catastrophes may adversely affect the financial strength of certain reinsurers, which may result in our inability to collect or recover reinsurance. Reinsurers also may reserve their right to dispute coverage with respect to specific claims. With respect to catastrophic or other loss, if we experience difficulty collecting from reinsurers or obtaining additional reinsurance in the future, we will bear a greater portion of the total financial responsibility for such loss, which could materially reduce our profitability or harm our financial condition.

Effective December 31, 2011, we entered into a three-year quota share reinsurance agreement covering our homeowners line of business. Under this agreement, 75% of our homeowners premium revenues, losses and ALAE are ceded to third party reinsurers. The reduction in net written premiums may put pressure on our expense ratios with respect to underwriting expenses and ULAE. Consistent with our homeowners profitability plans, we expect to constrain homeowners policy count growth in certain states with geographic concentrations and/or unsatisfactory underwriting results.

CYCLICAL NATURE OF THE INDUSTRY

The property and casualty insurance industry is highly cyclical, which may cause fluctuations in our operating results.

The property and casualty insurance industry, particularly business insurance, has been historically characterized by periods of intense price competition due to excess underwriting capacity, as well as periods of shortages of underwriting capacity that result in higher prices and more restrictive contract and/or coverage terms. The periods of intense price competition may adversely affect our operating results, and the overall cyclicality of the industry may cause fluctuations in our operating results. While we may adjust prices during periods of intense competition, it remains our strategy to allow for acceptable profit levels and to decline coverage in situations where pricing or risk would not result in acceptable returns. Accordingly, our commercial and specialty lines of business tend to contract during periods of severe competition and price declines and expand when market pricing allows an acceptable return. This can cause volatility in our premium revenues. Our specialty insurance units, RED and Rockhill, market and underwrite commercial exposures through wholesale brokers, program administrators and other specialty sources. The nature of such distribution channels reacting to price competition may result in the movement of business and volatility of premium revenues.

The personal lines businesses are characterized by an auto underwriting cycle of loss cost trends. Driving patterns, inflation in the cost of auto repairs and medical care and increasing litigation of liability claims are some of the more important factors that affect loss cost trends. Inflation in the cost of building materials and labor costs and demand caused by weather-related catastrophic events affect personal lines homeowners loss cost trends. Our Company and other personal lines insurers may be unable to increase premiums at the same pace as coverage costs increase. Accordingly, profit margins generally decline in periods of increasing loss costs.

ECONOMIC CONDITIONS

The current and future difficult economic conditions can adversely affect our business, results of operations and financial condition.

Current economic conditions and economic declines in future reporting periods could adversely impact our business and results of operations. While the volatility of the economic climate makes it difficult for us to predict the complete impact of economic conditions on our business and results of operations, our business may be impacted in a variety of ways.

The economy has caused a number of consumers and businesses to decrease their spending, which may impact the demand for our insurance products. For example, declining automotive sales and weaknesses in the housing market generally impact the purchase of our personal auto and homeowners insurance products by consumers and business insurance products by businesses involved in these industries. As unemployment rates continue at high levels, there may be a tendency for the number of workers' compensation claims to increase, as laid-off and unemployed workers may seek workers' compensation benefits to replace their lost healthcare benefits. Similarly, uninsured and underinsured motorist claims may rise. Vacated homes and business properties pose increased insurance industry risk.

Volatility and weakness in the financial and capital markets may negatively impact the value of our investment portfolio.

We may be adversely affected by business difficulties, bankruptcies and impairments of other parties with whom we do business, such as independent agents, key vendors and suppliers, reinsurers or banks, which increases our credit risk and other counterparty risks. Bankruptcies among our current business insurance customers can negatively affect our retention. Reductions in new business start-ups may negatively affect the number of future potential business insurance customers.

In addition, departments of insurance, taxing authorities and other state and local agencies may seek to impose or increase taxes, assessments and other revenue-generating fees in response to funding reductions caused by economic downturns. These actions may increase the cost of doing business in these states. Economic strains on states and municipalities could result in downgrades or defaults of certain municipal obligations.

In response to economic conditions, the United States federal government and other governmental and regulatory bodies have taken action and may take additional actions to address such conditions. There can be no assurance as to what impact such actions or future actions will have on the financial markets, economic conditions or our Company.

In addition, government spending and monetary policies or other factors may cause the rate of inflation to increase in the future. Inflation can have a significant negative impact on property and casualty insurers because premium rates are established before the amount of losses and loss expenses are known. When establishing rates, we attempt to anticipate increases from inflation subject to the limitations of modeling economic variables. Premium rates may prove to be inadequate due to low trend assumptions arising from the use of historical data. Even when general inflation is relatively modest, price inflation on the goods and services purchased by insurance companies in settling claims can steadily increase. Reserves may develop adversely and become inadequate. Retentions and deductibles may be exhausted more quickly. Interest rate increases in an inflationary environment could cause the values of our fixed income investments to decline.

Adverse capital and credit market conditions may negatively affect our ability to meet unexpected liquidity needs or to obtain credit on acceptable terms.

The capital and credit markets have experienced significant volatility and disruption. In some cases, the markets have negatively affected the availability of liquidity and credit capacity. In the event that we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay for capital expenditures or fund acquisitions, our ability to obtain such capital may be constrained and the cost of any such capital may be significant. Our ability to obtain additional financing will depend on numerous factors, such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, as well as lenders' perception of our long- or short-term financial prospects. Our access to funds may also be constrained if regulatory authorities or rating agencies take negative actions. If certain factors were to occur, our internal sources of liquidity may prove to be insufficient and we may not be able to successfully obtain additional financing on satisfactory terms.

DISTRIBUTION SYSTEM

Our retail agents, who are part of the independent agency distribution channel, are our sole distribution channel for our personal and business insurance segments. Our exclusive use of this distribution channel may constrain our ability to grow at a comparable pace to our competitors that utilize multiple distribution channels. In addition, consumers may prefer to purchase insurance products through alternative channels, such as through the internet, rather than through agents.

We market our insurance products in our personal and business insurance segments exclusively through independent, non-exclusive insurance agents and brokers, whereas some of our competitors sell their insurance products through direct marketing techniques, the internet or "captive" insurance agents who sell products exclusively for one insurance company. Throughout its history, the State Auto Group has supported the independent agency system as our distribution channel. However, we recognize that although the number of distribution locations has expanded, the number of independent agencies in the industry has dramatically shrunk over the past decade due to agency purchases, consolidations, bankruptcies and agent retirements. We also recognize that it will be progressively more difficult to expand the number of independent agencies representing us. If we are unsuccessful in maintaining and increasing the number of agencies in our independent agency distribution system, our sales and results of operations could be adversely affected.

The retail agents that market and sell our products also sell products of our competitors. These agents may recommend our competitors' products over our products or may stop selling our products altogether. Our strategy of not pursuing market share at prices that are not expected to produce an underwriting profit can have the effect of making top line growth more difficult. When price competition is intense, this effect is exaggerated by the fact our independent agent distribution force has products to sell from other carriers that may be more willing to lower prices to grow top line sales. Consequently, we must remain focused on attracting and retaining productive agents to market and sell our products. We compete for productive agents primarily on the basis of our financial position, support services, ease of doing business, compensation and product features. Although we make efforts to ensure we have strong relationships with our retail agents and to persuade them to promote and sell our products, we may not be successful in executing these efforts. If we are unsuccessful in attracting and retaining these agents, our sales and results of operations could be adversely affected.

In addition, consumers are increasingly using the internet and other alternative channels to purchase insurance products. While our website provides a significant amount of information about our insurance products, consumers cannot purchase insurance through our website. Instead, consumers must contact one of our independent agents in order to purchase any of our insurance products or make changes to their existing policies. This primary distribution system may place us at a disadvantage with consumers who prefer to purchase insurance products online or through other alternative distribution channels.

REGULATION

Our business is heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

We are subject to extensive regulation in the states in which we conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and other investors, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations (see "Regulation-Dividends" in Item 1), changes in control, premium rates and a variety of other financial and non-financial components of an insurance company's business. The NAIC and state insurance regulators are constantly reexamining existing laws and regulations, generally focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

From time to time, some states in which we conduct business have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. In other situations, states in which we conduct business have considered or enacted laws that impact the competitive environment and marketplace for property and casualty insurance.

Nearly all states require licensed insurers to participate in guaranty funds through assessments covering a portion of insurance claims against impaired or insolvent insurers. An increase in the magnitude of impaired companies could result in an increase in our share of such assessments. Residual market or pooling arrangements exist in many states to provide certain types of insurance coverage to those that are otherwise unable to find private insurers willing to insure them. Licensed insurers voluntarily writing such coverage are required to participate in these residual markets or pooling mechanisms. Such participation exposes the Company to possible assessments, some of which could be material to our results of operations. The potential availability of recoupments or premium rate increases, if applicable, may not offset such assessments in the financial statements nor do so in the same fiscal periods.

Many of the states in which we operate have passed or are considering legislation restricting or banning the use of credit scoring in rating and/or risk selection in personal lines of business. Similarly, several states have considered restricting insurers' rights to use loss history information maintained in various databases by insurance support organizations. These tools help us price our products more fairly and enhance our ability to compete for business that we believe will be profitable. Such regulations would limit our ability, as well as the ability of all other insurance carriers operating in any affected jurisdiction, to take advantage of these tools.

Currently the federal government does not directly regulate the insurance business. However, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal charter, similar to banks. In addition, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, or repeal of McCarran-Ferguson Act (which largely exempts the insurance industry from the federal antitrust laws), could significantly impact the insurance industry and us.

The Federal Insurance Office was established in 2010 by the enactment of the Dodd-Frank Act. The Federal Insurance Office is a separate office within the United States Department of Treasury. The primary objective of the Federal Insurance Office is to monitor all aspects of the insurance industry. The Federal Insurance Office also coordinates and develops federal policy on prudential aspects of international insurance matters, including representing the United States in the International Association of Insurance Supervisors, assists in negotiating certain international agreements, monitors access to affordable insurance by traditionally underserved communities and consumers, minorities, and low- and moderate-income persons, and assists in the administration of the terrorism risk insurance program. However, the Federal Insurance Office lacks regulatory authority, and it is not clear how this federal office will coordinate and interact with the NAIC or state insurance regulators.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements. For example, concerns over climate change may prompt federal, state or local laws intended to protect the environment. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our operations.

We could be adversely affected if our controls designed to assure compliance with guidelines, policies, and legal and regulatory standards are ineffective. Our business is dependent on our ability to regularly engage in a large number of insurance underwriting, claim processing, personnel and human resources, and investment activities, many of which are complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory requirements. No matter how well designed and executed, control systems provide only reasonable assurance that the system objectives will be met. If our controls are not effective, it could lead to financial loss, unexpected risk exposures or damage to our reputation.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are subject to the tax laws and regulations of the United States federal, state and local governments. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

CLAIM AND COVERAGE DEVELOPMENTS

Developing claim and coverage issues in our industry are uncertain and may adversely affect our insurance operations.

As industry practices and legislative, judicial and regulatory conditions change, unexpected and unintended issues related to claims and coverage may develop. These issues could have an adverse effect on our business by either extending coverage beyond our underwriting intent or by increasing the frequency or severity of claims. The premiums we charge for our insurance products are based upon certain risk expectations. When legislative, judicial or regulatory authorities expand the burden of risk beyond our expectations, the premiums we previously charged or collected may no longer be sufficient to cover the risk, and we do not have the ability to retroactively modify premium amounts. Furthermore, our reserve estimates do not take into consideration a major retroactive expansion of coverage through legislative or regulatory actions or judicial interpretations.

In particular, court decisions have had, and are expected to continue to have, significant impact on the property and casualty insurance industry. Court decisions may increase the level of risk which insurers are expected to assume in a number of ways, such as by eliminating exclusions, increasing limits of coverage, creating rights in claimants not intended by the insurer and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. In some cases, court decisions have been applied retroactively. Court decisions have also negated legal reforms passed by state legislatures.

There is also a growing trend of plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claim-handling and other practices, particularly with respect to the handling of personal lines auto and homeowners claims.

There are concerns that the focus on climate change and global warming could affect court decisions or result in litigation, including potential matters arising from federal, state or local laws intended to protect the environment.

Many of these issues are beyond our control. The effects of these and other unforeseen claims and coverage issues are extremely hard to predict and could materially harm our business and results of operations.

LITIGATION

We may suffer losses from litigation, which could materially and adversely affect our operating results or cash flows and financial condition.

As is typical in our industry, we face risks associated with litigation of various types, including disputes relating to insurance claims under our policies, as well as other general commercial and corporate litigation. Litigation is subject to inherent uncertainties and in the event of an unfavorable outcome in one or more litigation matters, the ultimate liability may be in excess of amounts currently reserved and may be material to our operating results or cash flows for a particular quarter or annual period and to our financial condition.

TERRORISM

Terrorist attacks, and the threat of terrorist attacks, and ensuing events could have an adverse effect on us.

Terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause loss of life, property damage, reduced economic activity, and additional disruptions to commerce. Actual terrorist attacks could cause losses from insurance claims related to the property and casualty insurance operations of the State Auto Group, as well as a decrease in our stockholders' equity, net income and/or revenue. The Terrorism Acts require the federal government and the insurance industry to share in insured losses up to $100 billion per year resulting from certain terrorist attacks within the United States. Under the Terrorism Acts, we must offer our commercial policyholders coverage against certified acts of terrorism. In December 2007, the United States Congress extended the Terrorism Acts through December 31, 2014, and made some modest changes to the Terrorism Acts. See "Regulation" in this Item 1 for a discussion of the Terrorism Acts.

In addition, some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures. We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potentially decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

INVESTMENTS

The performance of our investment portfolios is subject to investment risks.

Like other property and casualty insurance companies, we depend on income from our investment portfolio for a portion of our revenues and earnings and are therefore subject to market risk, credit risk, concentration risk, liquidity risk and the risk that we will incur losses due to adverse changes in equity, interest, commodity or foreign currency exchange rates and prices. Our primary market risk exposures are to changes in interest rates and equity prices. Future increases in interest rates could cause the values of our fixed income portfolios to decline, with the magnitude of the decline depending on the duration of our portfolio. Individual securities in our fixed income portfolio are subject to credit risk and default. Downgrades in the credit ratings of fixed maturities can have a significant negative effect on the market valuation of such securities. For example, budget strains on certain states and local governments could negatively affect the credit quality and ratings of their issued securities.

Our fixed income portfolio includes certain securities with call features permitting them to be redeemed by the issuers prior to stated maturity. Reinvestment risk exists with such securities as it may not be possible to reinvest the proceeds from the called securities at equivalent yields.

If the fixed income or equity portfolios, or both, were to be impaired by market, sector or issuer-specific conditions to a substantial degree, our liquidity, financial position and financial results could be materially adversely affected. Under these circumstances, our income from these investments could be materially reduced, and declines in the value of certain securities could further reduce our reported earnings and capital levels. A decrease in value of our investment portfolio could also put our insurance subsidiaries at risk of failing to satisfy regulatory minimum capital requirements. If we were not at that time able to supplement our subsidiaries' capital from STFC or by issuing debt or equity securities on acceptable terms, our business could be materially adversely affected. Also, a decline in market rates of fixed income securities or a decline in the fair value of equity securities could cause the investments in our pension plans to decrease, resulting in additional expense and increasing required contributions to the pension plan.

In addition, our investments are subject to risks inherent in the nation's and world's capital markets. The functioning of those markets, the values of the investments held by us and our ability to liquidate investments on favorable terms or short notice may be adversely affected if those markets are disrupted or otherwise affected by local, national or international events, such as power outages, system failures, wars or terrorist attacks or by recessions or depressions, a significant change in inflation expectations, a significant devaluation of governmental or private sector credit, currencies or financial markets and other factors or events.

Changes in tax laws impacting marginal tax rates and/or the preferred tax treatment of municipal obligations under current law, could adversely affect the market value of municipal obligations. Since a significant portion of our investment portfolio is invested in tax-exempt municipal obligations, any such changes in tax law could adversely affect the value of the investment portfolio. Additionally, any such changes in tax law could reduce the difference between tax-exempt interest rates and taxable rates.

EMPLOYEES

Our ability to attract, develop and retain talented employees, managers and executives, and to maintain appropriate staffing levels, is critical to our success.

Our success depends on our ability to attract, train, develop and retain talented, diverse employees, including executives and other key managers in a specialized industry. Our loss of certain key officers and employees or the failure to attract and develop talented new executives and managers could have a materially adverse effect on our business. Talent management is a key consideration in our specialty insurance segment, which requires specialized product underwriting, claims handling and risk management services and involves distribution through channels other than our retail agents.

In addition, we must forecast the changing business environments (for multiple business units and in many geographic markets) with reasonable accuracy and adjust hiring programs and/or employment levels accordingly. Our failure to recognize the need for such adjustments, or the failure or inability to react appropriately on a timely basis, could lead either to over-staffing (which would adversely affect our cost structure) or under-staffing (impairing our ability to execute and effectively service our ongoing and new business) in one or more business units or locations. In either event, our financial results could be materially adversely affected.

ACQUISITIONS

Acquisitions subject us to a number of financial and operational risks.

Since going public in 1991, we and State Auto Mutual have acquired or affiliated with other insurance companies, most recently the 2009 acquisition of the Rockhill Insurance Group by State Auto Mutual. It is possible that we and State Auto Mutual will continue to pursue acquisitions or affiliations of other insurance companies in the future.

Insurance company acquisitions and affiliations involving State Auto Mutual generally do not have a material financial impact on State Auto Financial unless and until the target insurers are added to our Pooling Arrangement, such as the addition of the Rockhill Insurers in 2011.

Acquisitions and affiliations involve numerous risks and uncertainties, such as:

- obtaining necessary regulatory approvals may prove to be more difficult than anticipated;
- integrating the business may prove to be more costly than anticipated;
- integrating the business without material disruption to existing operations may prove to be more difficult than anticipated;
- anticipated cost savings may not be fully realized (or not realized within the anticipated time frame);
- loss results of the acquired or affiliated company or business may be worse than expected;
- losses may develop differently than what we expected them to; and
- retaining key employees of the acquired company or business may prove to be more difficult than anticipated.

In addition, other companies in the insurance industry have similar acquisition and affiliation strategies. Competition for target companies or businesses may intensify or we may not be able to complete such acquisitions or affiliations on terms and conditions acceptable to us. There is no assurance that any businesses acquired in the future will be successfully integrated. Ineffective integration may adversely affect our results and our ability to compete. Also, the acquired business may not perform as projected and anticipated cost savings and other synergies may not be realized.

CREDIT AND FINANCIAL STRENGTH RATINGS

A downgrade in our financial strength ratings may negatively affect our business and a downgrade in our credit rating could negatively affect the cost and availability of debt financing.

Insurance companies are subject to financial strength ratings produced by external rating agencies. Higher ratings generally indicate financial stability and a strong ability to pay claims. Ratings are assigned by rating agencies to insurers based upon factors that they believe are relevant to policyholders and creditors. Ratings are important to maintaining public confidence in our Company and in our ability to market our products. A downgrade in our financial strength ratings could, among other things, negatively affect our ability to sell certain insurance products, our relationships with agents and our ability to compete.

Although other agencies cover the property and casualty industry, we believe our ability to write business is most influenced by our rating from A.M. Best. According to A.M. Best, its ratings are designed to assess an insurer's financial strength and ability to meet ongoing obligations to policyholders. In June 2011, A.M. Best lowered the financial strength rating of the State Auto Group from A+ (Superior) to A (Excellent) with a stable outlook. A.M. Best indicated that the downgrade was based on the deterioration in the State Auto Group's underwriting and operating earnings in recent years, driven by an increased frequency and severity of property catastrophe losses. In addition, in November 2011, Standard & Poor's lowered its financial strength rating on the State Auto Group from A- to BBB+ and placed this rating on CreditWatch with a negative outlook (Standard & Poor's removed this rating from CreditWatch in February 2012), and Moody's lowered its financial strength rating on the State Auto Group from A2 to A3 with a stable outlook. Both the Standard and Poor's and Moody's downgrades were based generally on the same reasons as given by A.M. Best.

Generally, credit ratings affect the cost, type and availability of debt financing. Higher rated securities receive more favorable pricing and terms relative to lower rated securities at the time of issue. In June 2011, A.M. Best lowered its credit rating on State Auto Financial to bbb+. In November 2011 Standard & Poor's and Moody's lowered their credit ratings on State Auto Financial to BB+ and Baa3, respectively.

Based on future results and developments, we may not be able to maintain our current ratings.

CONTROL BY OUR PARENT COMPANY

Our parent company owns a significant interest in us and may exercise its control in a manner detrimental to your interests.

As of December 31, 2011, our parent company owned approximately 63% of the voting power of our Company. Therefore, State Auto Mutual has the power to direct our affairs and is able to determine the outcome of substantially all matters required to be submitted to stockholders for approval, including the election of all our directors. State Auto Mutual could exercise its control over us in a manner detrimental to the interests of other STFC stockholders.

COMPETITION

Our industry is highly competitive, which could adversely affect our sales and profitability.

The property and casualty insurance business is highly competitive, and we compete with a large number of other insurers. Many of our competitors have well-established national reputations, and substantially greater financial, technical and operating resources and market share than we. We may not be able to effectively compete, which could adversely affect our sales or profitability. We believe that competition in our lines of business is based primarily on price, service, commission structure, product features, financial strength ratings, producer relationships, reputation and name or brand recognition. Market developments such as the increased use of vehicle telematics and sales of usage-based auto insurance could potentially result in reduced market share or adverse selection.

Our competitors sell through various distribution channels, including independent agents, captive agents and directly to the consumer. We compete not only for personal and business insurance customers, but also for independent agents and brokers to market and sell our products. Our specialty insurance segment faces competitors attempting to sell their products through the distribution system of wholesale brokers, program administrators and other specialty sources. Some of our competitors offer a broader array of products, have more competitive pricing or have higher claims paying ability ratings. In addition, other financial institutions are now able to offer services similar to our own as a result of the Gramm-Leach-Bliley Act.

The increased transparency that arises from information available from the use of tools such as comparative rater software, could work to our disadvantage. We may have difficulty differentiating our products or becoming among the lowest cost providers. Expense efficiencies are important to maintaining and increasing our growth and profitability. If we are unable to efficiently execute and realize future expense efficiencies, it could affect our ability to establish competitive pricing and could have a negative effect on new business growth and retention of existing policyholders.

VOLATILITY OF OUR COMMON STOCK

The price of our common stock could be volatile.

The trading price of our common stock may fluctuate substantially due to a variety of factors, some of which may not be related to our operating performance and are beyond our control. Such factors include, but are not limited to, the following: volatility and variations in our actual or anticipated operating results or changes in the expectations of financial market analysts; investor perceptions of our Company and/or the property and casualty industry; market conditions in the insurance industry and any significant volatility in the market; and major catastrophic events.

CHANGES IN ACCOUNTING STANDARDS

Changes in accounting standards issued by the FASB or other standard-setting bodies may adversely affect our results of operations and financial condition.

Our financial statements are prepared in accordance with GAAP. The FASB, the AICPA and other accounting standard-setting bodies may periodically issue changes to, interpretations of or guidance with respect to GAAP. The adoption of such guidance may have an adverse effect on our results of operations and financial position. See Note 1 to our consolidated financial statements included in Item 8 of this Form 10-K regarding adoption of recent accounting pronouncements, such as our adoption, effective January 1, 2012, of the updated guidance regarding the accounting for costs associated with acquiring or renewing insurance contracts.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We share our operating facilities with State Auto Mutual pursuant to the terms of the 2005 Management Agreement. Our corporate headquarters are located in Columbus, Ohio, in buildings owned by State Auto Mutual that contain approximately 280,000 square feet of office space. Our Company and State Auto Mutual also own and lease other office facilities in numerous locations throughout the State Auto Group's geographical areas of operation.

Item 3. Legal Proceedings

The following describes the significant pending legal proceedings, other than ordinary routine litigation incidental to our business, to which State Auto Financial or any of its subsidiaries is a party or to which any of our property is subject:

> In December 2010, a putative class action lawsuit (Kelly vs. State Automobile Mutual Insurance Company, et al.) was filed against State Auto Financial, State Auto P&C and State Auto Mutual in state court in Ohio. In this lawsuit, plaintiffs alleged that the defendants engaged in deceptive practices by failing to disclose to plaintiffs the availability, through one or more related companies, of insurance policies providing for identical coverage and service as those policies purchased by plaintiffs but at a lower premium amount. This lawsuit was voluntarily dismissed by the plaintiffs without prejudice in December 2011, but the plaintiffs retained the right to refile such lawsuit within one year. If refiled, we will vigorously defend the lawsuit, as we believe that our practices with respect to pricing, quoting and selling insurance policies are in compliance with all applicable laws.

Other—In addition to the litigation described above, we are involved in numerous lawsuits arising in the ordinary course of our business operations arising out of or otherwise related to our insurance policies. Certain of these lawsuits allege extra-contractual damages. These lawsuits are in various stages of development. We generally contest these matters vigorously but may pursue settlement if appropriate. We consider all such litigation in establishing our loss and loss adjustment expense reserves. Based on currently available information, we do not believe it is reasonably possible that any such lawsuit or related lawsuits will be material to our results of operations or have a material adverse effect on our consolidated financial or cash flow positions.

Additionally, from time to time we may be involved in lawsuits arising in the ordinary course of business but not arising out of or otherwise related to our insurance policies. Based on currently available information, we do not believe it is reasonably possible that any such lawsuit or related lawsuits will be material to our results of operations or have a material adverse effect on our consolidated financial or cash flow position.

We accrue for a litigation-related liability when it is probable that such a liability has been incurred and the amount can be reasonably estimated. Based on currently available information known to us, we believe that our reserves for litigation-related liabilities are reasonable. Given the inherent uncertainty surrounding the ultimate resolution of these legal proceedings, an adverse outcome could have a material impact to our results of operations in a future period, though in the opinion of management, none would likely have a material adverse effect on our consolidated financial or cash flow position.

Additionally, we may be impacted by adverse regulatory actions and adverse court decisions where insurance coverages are expanded beyond the scope originally contemplated in our insurance policies. We believe that the effects, if any, of such regulatory actions and published court decisions are not likely to have a material adverse effect on our financial or cash flow position.

Item 4. Reserved

PART II

Item 5. Market for the Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

Market Information; Holders of Record

Our common shares are traded on the NASDAQ Global Select Market under the symbol STFC. As of March 2, 2012, there were 1,285 stockholders of record of our common shares.

Market Price Ranges and Dividends Declared on Common Shares

Initial Public Offering—June 28, 1991 – $2.25[1]. The following table sets forth information with respect to the high and low sale prices of our common shares for each quarterly period for the past two years as reported by NASDAQ, along with the amount of cash dividends declared by us with respect to our common shares for each quarterly period for the past two years:

2011	**High**	**Low**	**Dividend**
First Quarter	**$18.35**	**$14.90**	**$0.15**
Second Quarter	**18.28**	**15.16**	**0.15**
Third Quarter	**18.00**	**11.83**	**0.15**
Fourth Quarter	**14.06**	**10.09**	**0.15**

2010	High	Low	Dividend
First Quarter	$19.06	$15.11	$0.15
Second Quarter	20.38	15.42	0.15
Third Quarter	16.30	13.40	0.15
Fourth Quarter	17.89	15.06	0.15

(1) Adjusted for stock splits.

On March 2, 2012, the Board of Directors of State Auto Financial declared a cash dividend of $0.15 per share. The dividend is payable on March 30, 2012, to shareholders of record on March 14, 2012. Additionally, see Item 7 of this Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Regulatory Considerations," for additional information regarding regulatory restrictions on the payment of dividends to State Auto Financial by its insurance subsidiaries.

Performance Graph

The line graph below compares the total return on $100.00 invested on December 31, 2006, in STFC's shares, the CRSP Total Return Index for the NASDAQ Stock Market ("NASDAQ Index"), and the CRSP Total Return Index for NASDAQ insurance stocks ("NASDAQ Ins. Index"), with dividends reinvested.



Comparison of Cumulative Total Return
Dollars
200
150
100
50
0
2006
2007
2008
2009
2010
2011
STFC
NASDAQ Index
NASDAQ Ins. Index

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	**12/31/2011**
STFC	100.00	77.28	90.09	57.43	56.09	**45.62**
NASDAQ Index	100.00	100.63	66.60	96.81	114.38	**113.48**
NASDAQ Ins. Index	100.00	100.88	91.22	94.27	111.36	**117.65**

Item 6. Selected Consolidated Financial Data

(dollars and shares in millions, except per share data)	Year ended December 31:				
	2011*	2010*	2009	2008*	2007
Statement of Income Data— GAAP Basis:					
Earned premiums	**$1,428.8**	1,257.2	1,176.5	1,126.0	1,011.6
Net investment income	**$ 85.4**	80.8	82.1	87.4	84.7
Total revenues	**$1,553.7**	1,355.1	1,256.9	1,181.9	1,113.4
Net income (loss)	**$ (146.8)**	24.5	10.2	(31.1)	119.1
Earned premium growth	**13.6%**	6.9	4.5	11.3	(1.2)
Return on average invested assets[1]	**3.6%**	3.6	3.9	4.1	4.3
Balance Sheet Data— GAAP Basis:					
Total investments	**$2,229.9**	2,307.1	2,179.1	1,941.3	2,021.2
Total assets	**$2,790.8**	2,722.0	2,564.5	2,443.6	2,337.9
Total notes payable	**$ 116.4**	116.8	117.2	117.6	118.0
Total stockholders' equity	**$ 758.3**	851.8	849.4	761.0	935.5
Common shares outstanding	**40.3**	40.1	39.8	39.5	40.5
Return on average equity	**(18.2)**	2.9	1.3	(3.7)	13.5
Debt to capital ratio	**13.3**	12.1	12.1	13.4	11.2
Per Common Share Data— GAAP Basis:					
Basic EPS	**$ (3.65)**	0.61	0.26	(0.78)	2.90
Diluted EPS	**$ (3.65)**	0.62	0.25	(0.78)	2.86
Cash dividends per share	**$ 0.60**	0.60	0.60	0.60	0.50
Book value per share	**$ 18.81**	21.23	21.33	19.23	23.10
Common Share Price:					
High	**$ 18.35**	20.38	30.25	37.08	35.22
Low	**$ 10.09**	13.40	14.29	17.38	23.99
Close at December 31	**$ 13.59**	17.42	18.50	30.06	26.30
Close price to book value per share	**0.72**	0.82	0.87	1.56	1.14
GAAP Ratios:					
Loss and LAE ratio	**82.6%**	70.8	71.7	75.2	58.4
Expense ratio	**33.7%**	33.8	34.1	34.6	34.4
Combined ratio	**116.3%**	104.6	105.8	109.8	92.8
Statutory Ratios:					
Loss and LAE ratio	**82.4%**	70.3	71.3	74.8	57.9
Expense ratio	**33.9%**	32.9	33.5	33.1	33.2
Combined ratio	**116.3%**	103.2	104.8	107.9	91.1
Net premiums written to surplus	**2.1**	1.7	1.5	1.6	1.1

(1) Invested assets include investments and cash equivalents.

* Reflects changes in Pooling Arrangement, effective December 31, 2011, January 1, 2011, 2010 and 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capitalized terms used in this Item 7 and not otherwise defined have the meanings ascribed to such terms under the caption "Important Defined Terms Used in this Form 10-K" which immediately precedes Part I of this Form 10-K. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 of this Form 10-K and the narrative description of our business contained in Item 1 of this Form 10-K.

OVERVIEW

State Auto Financial is a property and casualty insurance holding company. Our insurance subsidiaries are part of the State Auto Group and Pooling Arrangement described below. The State Auto Group markets its insurance products throughout the United States primarily through independent agencies, which include retail agencies and brokers. Our Pooled Companies are rated A (Excellent) by A.M. Best.

State Auto Financial's principal subsidiaries are State Auto P&C, Milbank, Farmers and SA Ohio, each of which is a property and casualty insurance company, and Stateco, which provides investment management services to affiliated insurance companies.

Since January 1, 2011, our reportable insurance segments have been personal insurance, business insurance and specialty insurance. These insurance segments are aligned with the reporting lines to our principal operating decision makers. Investment operations is also a reportable segment. See "Personal and Business Insurance" and "Specialty Insurance" in Item 1 of this Form 10-K for more information about our insurance segments.

We evaluate the performance of our insurance segments using industry financial measurements determined based on SAP, and certain measures determined under GAAP. We evaluate our investment operations segment based on investment returns of assets managed. Financial information about our segments for 2011 is set forth in this Item 7 and in Note 14 to our consolidated financial statements included in Item 8 of this Form 10-K. Prior period segment information has been restated to conform to current period presentation.

Capital Management Actions

Our 2011 results were negatively impacted by a record level of weather-related catastrophes, with 2011 catastrophe losses totaling $231.1 million, or 16.2 loss ratio points, compared to $99.0 million, or 7.9 loss ratio points, in 2010. The 2011 catastrophe loss ratio almost doubled our prior five-year average catastrophe loss ratio of 8.4 points. In addition, at the end of the second quarter of 2011, we determined it was necessary to establish a valuation allowance against our net deferred tax asset balances, both GAAP and SAP. As a result, equity and surplus balances of STFC and its insurance subsidiaries were negatively impacted by these events.

During the fourth quarter of 2011, several actions were implemented by the State Auto Group and STFC to strengthen our capital position and improve our risk profile. The actions included the following:

- The Pooling Arrangement was amended to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65% and to include the pooling of applicable balance sheet accounts such as accumulated other comprehensive income related to employee benefit plans. See the "Pooling Arrangement" section in this Item 7.
- We amended our retiree healthcare benefits to significantly change eligibility requirements for participation of our employees and certain retirees in this plan. See "Critical Accounting Policies – Pension and Postretirement Benefit Obligations" section in this Item 7.
- The State Auto Group entered into a three-year quota share reinsurance agreement covering our homeowners book of business (the "HO QS Arrangement"). See "Liquidity and Capital Resources – Reinsurance Arrangements" section in this Item 7.

As a result of these actions, we believe we have improved our capital position and risk profile by reducing exposure to sources of earnings volatility including weather-related catastrophes.

The net premiums written to surplus ratio, also called the leverage ratio, is a SAP ratio designed to measure the ability of an insurer to absorb losses. The leverage ratio is calculated by dividing the net statutory premiums written for a rolling 12-month period by the ending statutory surplus for the period. For example, a leverage ratio of 1.5 means that for every dollar of surplus, the insurer wrote $1.50 in premium. The leverage ratio for our insurance subsidiaries increased to 3.1 at September 30, 2011, as compared to 1.7 at December 31, 2010. At December 31, 2011, the leverage ratio improved to 2.1 as a result of our profitable fourth quarter and the actions outlined above.

EXECUTIVE SUMMARY

To deliver operating and financial results, we focus on our three insurance segments—personal insurance, business insurance and specialty insurance, along with our investment operations segment. Underlying these segments are performance disciplines that we believe are critical to our success: underwriting profit, rational growth, risk management, and capital management.

Underwriting Profit

Although our goal is to consistently produce an underwriting profit, our combined ratio has exceeded 100% for the last four years. This result has largely been due to catastrophe and other weather-related losses in our property lines of business. Significant effort has been directed towards returning to prior levels of underwriting profitability.

It is critical that we return our homeowners book of business to underwriting profitability, as it is our second largest line of business after personal auto. A multi-year effort to implement solutions includes an aggressive insurance to value program that audits policy coverage against the actual value of the property. We have also implemented separate, mandatory wind and hail deductibles for properties in select states and by-peril rating for homeowners in key states. By-peril rating calculates a separate premium component for each peril and allows us to price more effectively for weather risks, which is the leading cause of homeowners losses. Our claim handling has become more specialized, with the addition of dedicated large and small property claim handlers and the formation of a catastrophe claim team, lessening our dependency on independent adjusters. We are also continuing our efforts to diversify geographically. Finally, we continue to aggressively address our rate needs in homeowners and have filed rate increases in the high single to low double digit range.

Pricing property and casualty insurance has become a sophisticated science, and to that end we have made significant investment in our actuarial and financial teams, adding depth and talent to these important functions. We have enhanced our product management discipline, which uses objective analysis of company results, competitor results and marketplace dynamics to develop, monitor and communicate state-of-the-art strategies. Through product management, we are attempting to capitalize on pricing segmentation, risk selection, portfolio mix and competitive position to improve our results. We are dedicated to cost-based pricing, which seeks to have each line of business priced to generate a profit.

We believe changes in our claim organization have positively impacted claims efficiency, improved service and reduced costs. We reduced salvage yard vendor fees through negotiation with vendors. We believe our new auto physical damage unit significantly reduces independent adjuster expenses and improves claims file administration. Further the expansion of our house counsel operation not only contributes to lower claim expenses, but improves service. We feel that claim performance has been enhanced by our business process improvement efforts, and that the claim organization will be a significant contributor to improving our ex-catastrophe loss and expense ratio performance.

Rational Growth

There are two primary ways we grow our business. The first is organic. This means we either sell more policies or increase the price of our products. Ideally, we accomplish both simultaneously. Organic growth is challenging, especially in a difficult economic environment and within a well-capitalized industry. If our products are priced too high, customers may go elsewhere and the desired premium increases could be offset by a reduction in policy count. If our products are priced too low, we are likely to increase our policy count but at the risk of surrendering profit.

We also seek organic growth in ways other than price. When we are faced with untenably low prices from our competition, our goal is to remain attractive to our insureds, retail agents and wholesale brokers by stressing the strengths we believe we bring to the marketplace, such as our product offerings and innovation; underwriting criteria; quality of service to insureds, retail agents and wholesale brokers; relationships with our retail agents and wholesale brokers; prompt and fair claims handling and settlement; financial stability; and technology. We believe these factors make us an attractive and preferred business partner. Nonetheless, we remain attentive to what the market will allow.

Organic growth in our business insurance and specialty insurance segments has been more difficult for us to achieve than in our personal insurance segment, though our growth in this segment has been recently challenged by the actions we have initiated over the last several years to improve profitability in our homeowners book of business. Growth in our business insurance and specialty insurance segments continue to be impacted by the economy and our commitment to profitable underwriting. These segments have experienced extreme competitiveness in the market over the last several years. Until the market accepts adequately priced products, we will continue to be challenged to grow our business insurance book. Recently, we have seen some signs of firming prices, with increasing opportunities to take appropriate rate increases, particularly in the property lines. Our specialty insurance segment, specifically our excess and surplus lines book of business, which is part of our Rockhill unit, began experiencing signs of market firming in early 2011, with increased quote activity. While organic growth in the business insurance and specialty insurance segments have been difficult, we have been able to compete more effectively in the personal lines market. Since we are heavily cross-sold in personal lines, with auto coverage frequently packaged with homeowners coverage, our homeowners pricing and underwriting actions have slowed production in our core states of Ohio, Indiana, Kentucky and Tennessee.

The second way we can grow is by acquiring other companies and their distribution points, entering new states, offering new products, appointing new agents and offering our products through alternative distribution channels. This can be generally labeled as growth through acquisition. Historically acquisitions have enabled us to leverage the acquired companies' existing channel relationships when introducing State Auto products and services into a new state or new markets. They have also brought needed talent and competencies to the larger State Auto Group. We believe it is important to have processes and talent in place to grow both organically and through acquisitions. In 2009, our parent, State Auto Mutual, took a major growth step by acquiring the Rockhill Insurance Group, which included the Rockhill Insurers, RED and RTW. The Rockhill Insurers are specialty property and casualty insurance carriers serving both the standard and excess and surplus lines insurance markets with product lines that include commercial auto, property, bonds (surety and fidelity) and general liability. RED acts as a managing general underwriter for a variety of property and casualty coverages in the program and alternative risk markets. The insurers owned by RTW provide workers' compensation coverage. While our top line growth in our specialty insurance segment benefitted from RED in 2010, we saw additional benefit from the other specialty businesses of the Rockhill Insurers and RTW, now our workers' compensation unit in our specialty insurance segment, when the financial results of these units were incorporated into our pooled results beginning January 1, 2011. The business activity from the Rockhill, RED and workers' compensation units comprise our specialty insurance segment. We believe the growth and profit potential from our specialty insurance segment is excellent and provides diversification to our current product lines.

Risk Management

The objective of our enterprise risk management program is to assist management in identifying, understanding, communicating and executing strategies to mitigate the risks associated with our business. Numerous risks are addressed, including a variety of underwriting, operational, market, credit and strategic risks. All of our business units play important roles in risk identification and in developing and executing risk mitigation strategies.

Weather-related losses have been the onerous variable in our profitability formula in recent years. We are committed to geographic diversity, which means reducing our property risk concentrations in certain geographic regions while at the same time expanding into new states with new relationships. We believe geographic diversity is a classic but effective way to spread risk and reduce volatility. Our experience during 2011 reinforces our belief that property exposure management must remain a key area of emphasis as we work to achieve and sustain improved underwriting results.

In 2011, we made significant progress in the migration of data to our new offsite data center. The data center's state-of-the-art design allows it to function securely under work load and environmental pressures. The commitment to making our data centers and processing systems secure and dependable is ongoing and, given the nature computer technology, will always be a risk management priority.

Capital Management

Our number one capital management goal is to earn an appropriate risk adjusted return for our shareholder while growing book value. In response to the record level of weather-related catastrophes in 2011 that impacted our underwriting results and capital levels, we implemented several actions during the fourth quarter of 2011 to strengthen our capital position and improve our risk profile. These actions are discussed above at "Capital Management Actions."

In addition to the HO QS Arrangement discussed elsewhere, members of the State Auto Group pay a portion of the premiums received to reinsurers in exchange for reinsuring a portion of our exposures. This is done primarily to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. We maintain reserves for the eventual payment of losses and loss expenses for both reported claims and incurred claims that have not yet been reported, based on management's best estimate at a given point in time. Although management uses many resources to calculate reserves, there is not a precise method for determining the ultimate liability. Our objective is to set reserves that reasonably approximate the ultimate liability for insured losses and loss expenses. We regularly review and adjust loss reserves as appropriate.

We maintain a disciplined investment strategy by owning a well diversified portfolio of investment grade fixed income securities and equity securities. We manage all of our fixed income securities internally. We manage our U.S. large-cap equity portfolio internally and utilize outside managers for our U.S. small-cap equities and international equity funds. We believe that over the long term this diversified portfolio will provide the Company with the best income and growth possibilities while protecting principal and providing adequate liquidity to support our business operations.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 1 of the notes to our consolidated financial statements included in Item 8 of this Form 10-K. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the financial entries in the accompanying notes to the financial statements. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed in this Item 7. We have identified the policies and estimates described below as critical to our business operations and the understanding of the results of our operations.

Investments

Our fixed maturity, equity security and certain other invested asset investments are classified as available-for-sale and carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity in accumulated other comprehensive income (loss), and as such are not included in the determination of net income. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold.

We regularly monitor our investment portfolio for declines in value that are other-than-temporarily impaired ("OTTI"), an assessment that requires significant management judgment regarding the evidence known. Such judgments could change in the future as more information becomes known which could negatively impact the amounts reported herein. We consider the following factors when assessing our equity securities and other invested assets for OTTI: (1) the length of time and/or the significance of decline below cost; (2) our ability and intent to hold these securities through their recovery periods; (3) the current financial condition of the issuer and its future business prospects; and (4) the ability of the market value to recover to cost in the near term. We recognize OTTI charges on our externally managed small-cap equity portfolio and a segment of our large-cap portfolio, as we are unable to make the assertion regarding our intent to hold these securities that are currently valued below cost until recovery in the near term. When an equity security or other invested asset has been determined to have a decline in fair value that is other-than-temporary, we adjust the cost basis of the security to fair value. This results in a charge to earnings as a realized loss, which is not reversed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other-than-temporary, are included in other comprehensive income (loss).

We also consider the following factors when assessing our fixed maturity investments for OTTI: (1) the financial condition of the issuer including receipt of scheduled principal and interest cash flows; (2) our intent to sell; and (3) if it is more likely than not that we will be required to sell the investments before recovery. When a fixed maturity has been determined to have an other-than-temporary impairment, the impairment charge is separated into an amount representing the credit loss, which is recognized in earnings as a realized loss, and the amount related to non-credit factors, which is recognized in other comprehensive income (loss). Future increases or decreases in fair value, if not other-than-temporary, are included in other comprehensive income (loss).

Deferred Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized over the same period in which the related premiums are earned. The method followed for computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premiums to be earned, losses and loss expenses expected to be incurred, and certain other costs expected to be incurred as premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, that indicate a reduction in expected future profitability may result in unrecoverable deferred acquisition costs. We have not recorded any significant changes in estimates for the years ended December 31, 2011, 2010 and 2009, respectively. As of January 1, 2012, we adopted the FASB guidance *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.* See "New Accounting Standards – *Pending Adoption of Accounting Pronouncements-Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*" included in this Item 7 for the impact of this adoption.

Losses and Loss Expenses Payable

Our loss reserves reflect all unpaid amounts for claims that have been reported, as well as for IBNR claims. Our loss reserves are not discounted to present value.

Loss reserves are management's best estimates ("MBE") at a given point in time of what we expect to pay to settle all claims incurred as of that date based on known facts, circumstances and historical trends. Loss reserves at the individual claim level are established on either a case reserve basis or formula reserve basis depending on the type and circumstances of the loss. The case reserve amounts are determined by claims adjusters based on our reserving practices, which take into account the type of risk, the circumstances surrounding each claim and applicable policy provisions. The formula reserves are based on historical data for similar claims with provision for changes caused by inflation. Case reserves and formula reserves are reviewed on a regular basis, and as new data becomes available, estimates are updated resulting in adjustments to loss reserves. Generally, reported losses initially reserved on a formula basis and not settled after six months are case reserved at that time. The process for calculating the IBNR component of the loss reserve is to develop an estimate of the ultimate losses and allocated loss expenses incurred, and subtract all amounts already paid or held as case or formula reserves.

The determination of ultimate losses integrates information and analysis provided by several disciplines within our Company, including claims, actuarial and accounting. This assessment requires considerable judgment in understanding how claims mature, which lines of business are the most volatile, and how trends change over time. Loss reserves represent an estimate at a given point in time based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates and economic conditions. Although we consider many different sources of information, as well as a number of actuarial methodologies to estimate our loss reserves, there is no single method for determining the exact ultimate liability.

Our internal actuarial staff conducts quarterly reviews of projected loss development information to assist management in making estimates of ultimate losses and loss expenses. Several factors are considered in estimating ultimate liabilities including consistency in relative case reserve adequacy, consistency in claims settlement practices, recent legal developments, historical data, actuarial projections, accounting projections, exposure growth, current business conditions, catastrophe developments and late reported claims. In addition, reasonableness tests are performed on many of the assumptions underlying each reserving methodology, such as claim frequency, claim severity and loss ratios. Nonetheless, changes which are not contemplated do occur over time, and those changes are incorporated in subsequent valuations of our loss reserves.

We use a number of different methodologies to estimate the IBNR component of our loss reserves. Our loss reserves include amounts related to short tail and long tail lines of business. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. In general, the longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary. The reserving methods and strengths and weaknesses of each are described below.

Short-Tail Business: For short-tail business, claims are typically settled within five years, and the most common actuarial estimates are based on techniques using link ratio projections of incurred losses, paid losses, claim counts and claim severities. Each of these methods is described below in detail. Separate projections are made for catastrophes that are in the very early stages of development based on specific information known through the reporting date.

Incurred Loss Development Method: The Incurred Loss Development Method is probably the most common actuarial method used in projecting indicated IBNR reserves. This method uses paid loss experience as well as the outstanding estimates (formula and case reserves) for claims that have been reported and are still open. The underlying assumption of the Incurred Loss Development Method is that case reserve adequacy remains consistent over time. This method's advantage is its responsiveness to changes in reported losses, which is particularly valuable in the less mature accident years. The disadvantage of the Incurred Loss Development Method is that case reserve adequacy changes will distort the IBNR projections.

Paid Loss Development Method: The Paid Loss Development Method uses calculations that are very similar to the Incurred Loss Development Method. The key difference is that the data used in the paid method exclude case reserve estimates, so only paid losses are utilized. With this method, a payment pattern is estimated to project ultimate settlement values for each accident year, with the underlying assumption that claims are settled at a consistent rate over time. Neither case reserves nor the rate at which claims are reported (except to the extent that the reporting pattern influences the payment pattern) is relevant to the results of this method. This method's advantage is the estimates of ultimate loss are independent of case reserve adequacy and are unaffected by company changes in case reserving philosophy. The disadvantages are that the paid method does not use all of the available information, and in some cases the liability payment patterns require the application of very large development factors to relatively small payments in less mature accident years.

Claim Counts and Severities Method: The Counts and Severities Method calculations are very similar to the other methods. The incurred claim counts reported to date are projected to an ultimate number. Similarly, the incurred loss severities are projected to an ultimate value. The ultimate incurred count is multiplied by the ultimate incurred severity, for each accident year, to arrive at the ultimate incurred loss. Finally, as with the other loss development methods, an estimate of the IBNR reserve is calculated by subtracting the reported losses from the estimated ultimate losses.

Long-Tail Business: For long-tail business, a material portion of claims may not be settled within five years. Reserve estimates for long-tail business use the same methods listed above along with several other methods as determined by the actuary. For example, premium-based methods may be used in developing ultimate loss estimates, including the Expected Loss Ratio, Bornhuetter-Ferguson, and Least-Squares techniques as described below. We may also use statistical models when the historical patterns can be reasonably approximated.

Expected Loss Ratio Method: The Expected Loss Ratio Method generates indicated IBNR by multiplying an expected loss ratio by earned premiums, then subtracting incurred-to-date losses. For slower reporting lines of business, new products, or data that is very immature, the actual claim data is often too limited or too volatile for other projection methods. With this method the premiums are used as a measure of loss exposure, and the loss ratios can be derived from pricing expectations.

Bornhuetter-Ferguson Method: The Bornhuetter-Ferguson Method is a weighted average of the Expected Loss Ratio Method and the Incurred Loss Development Method, using the percentage of losses reported as the weight. This method is particularly useful where there is a low volume of data in the current accident period, or where the experience is volatile. In general, this method produces estimates that are similar to the Incurred Loss Development Method.

Least Square Loss Development Method: In the Least Squares Loss Development Method the statistical technique of least squares regression is applied to a triangle of reported loss ratios to project the ultimate loss ratio in each accident year. Using historical loss ratios puts the data for each time period on a more consistent exposure basis, because premium levels are generally correlated with insured exposures. A by-product of the regression function is an estimate of credibility for each stage of development. In cases where the regression parameters fall outside of a reasonable range, the projection defaults to the incurred loss method.

Selection Process: In determining which reserving method to use for a particular line of business or accident year, diagnostic tests of loss ratios and severity trends are considered, as well as the historic case reserve adequacy and claim settlement rate. In general, the Incurred Loss Development Method is used if the projections are stable, the data is credible, historic case reserve adequacy is consistent, and the loss ratios and loss severities are reasonable. Other reserving methods are considered as well for particular lines of business or accident years, along with supplemental information such as open claim counts and prior period development. For example, if more than one method provides a reasonable projection, the actuary may select an average of those methods. There is considerable judgment applied in the analysis of the historical patterns and in applying business knowledge of our underwriting and claims functions.

Reserve ranges provide a quantification of the variability in the loss reserve projections. The primary determinant in estimating the loss reserve range boundaries are the variances measured within the historical reserving data for the various lines of business. MBE of loss reserves considers the expected variation to establish an appropriate position within a range. MBE loss and ALAE reserves for the STFC Pooled Companies' share of the Pooled Companies' reserves at December 31, 2011, was $931.1 million, within an estimated range of $812.0 million to $964.6 million. (These values presented are on a direct basis, gross of salvage and subrogation recoverable, and before reinsurance, except for the STFC Pooled Companies' participation in the inter-company Pooling Arrangement. Therefore, these values cannot be compared to other loss and loss expenses payable tables included elsewhere within this Form 10-K.)

The potential impact of the loss reserve variability on net income can be illustrated using the range end points and carried reserve amounts listed above. For example, if ultimate losses reach a level corresponding to the high point of the range, $964.6 million, the reserve increase of $33.5 million corresponds to an after-tax decrease of $21.8 million in net income, assuming a tax rate of 35%. Likewise, should ultimate losses decline to a level corresponding to the low point of the range, $812.0 million, the $119.1 million reserve decrease would add $77.4 million of after-tax net income. The loss reserve range noted above represents a range of reasonably likely reserves, not a range of all possible reserves. Therefore, the ultimate losses could reach levels corresponding to reserve amounts outside the range provided.

An important assumption underlying the loss reserve estimation methods for the major casualty lines is that the loss cost trends implicitly built into the loss and ALAE patterns will continue into the future. To estimate the sensitivity of reserves to an unexpected change in inflation, projected calendar year payment patterns were applied to the December 31, 2011, other & product liability loss and ALAE reserve to generate estimated annual incremental loss and ALAE payments for each subsequent calendar year. Then, for purposes of sensitivity testing, an additional annual loss cost trend of 10% was added to the trend implicitly embedded in the estimated payment pattern, and revised incremental loss and ALAE payments were calculated. This type of inflationary increase could arise from a variety of sources including tort law changes, development of new medical procedures, social inflation, and other inflationary changes in costs beyond assumed levels.

The estimated cumulative impact that this additional, unexpected 10% increase in the loss cost trend would have on our results of operations over the lifetime of the underlying claims in other & product liability is an increase of $86.7 million on reserves, or a $56.4 million reduction to net income, assuming a tax rate of 35%. Inflation changes have much more impact on the longer tail commercial lines like other & product liability and workers' compensation, and much less impact on the shorter tail personal lines' reserves.

In addition to establishing loss reserves, as described above, we establish reserves for ULAE. Historical patterns of paid ULAE relative to paid loss are analyzed along with historical claim counts including claims opened, claims closed, and claims remaining open. The product of this analysis is an estimate of the relationship, or ratio, between ULAE and loss underlying the current loss reserves. This ratio is applied to the current outstanding loss reserves to estimate the required ULAE reserve. Consequently, this component of the loss expense reserve has a proportional relationship to the overall claim inventory and held loss reserves. The method assumes that the underlying claims process and mix of business do not change materially over time.

The following table sets forth a reconciliation of MBE of our direct loss and ALAE reserve to our net loss and loss expenses payable at December 31, 2011 and 2010. The STFC Pooled Companies net additional share of transactions assumed from State Auto Mutual through the Pooling Arrangement for the years ended December 31, 2011 and 2010, respectively, has been reflected in the table below as assumed by STFC Pooled Companies.

($ millions)	**2011**	2010
Direct loss and ALAE reserve:		
STFC Pooled Companies	**$510.0**	487.7
Assumed by STFC Pooled Companies	**421.1**	396.4
Total direct loss and ALAE reserve	**931.1**	884.1
Direct ULAE reserve:		
STFC Pooled Companies	**28.6**	27.2
Assumed by STFC Pooled Companies	**17.1**	24.9
Total direct ULAE reserve	**45.7**	52.1
Direct salvage and subrogation recoverable:		
STFC Pooled Companies	**(20.9)**	(18.9)
Assumed by STFC Pooled Companies	**(4.6)**	(9.4)
Total direct salvage and subrogation recoverable	**(25.5)**	(28.3)
Reinsurance recoverable	**(25.5)**	(18.8)
Assumed reinsurance	**12.6**	21.2
Reinsurance assumed by STFC Pooled Companies	**(56.8)**	(36.1)
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable of $25.5 and $18.8 in 2011 and 2010, respectively	**$881.6**	874.2

The following tables set forth the loss and loss expenses payable by major line of business at December 31, 2011 and 2010:

($ millions)	Ending Loss & ALAE Case & Formula	Ending Loss & ALAE IBNR	Ending ULAE Bulk	Total Reserves
December 31, 2011				
Personal insurance segment:				
Personal auto	**$133.9**	**52.3**	**9.7**	**195.9**
Homeowners	**47.1**	**22.2**	**2.6**	**71.9**
Other personal	**7.9**	**3.0**	**0.3**	**11.2**
Total personal	**188.9**	**77.5**	**12.6**	**279.0**
Business insurance segment:				
Commercial auto	**38.5**	**34.8**	**3.6**	**76.9**
Commercial multi-peril	**32.6**	**36.7**	**4.2**	**73.5**
Fire & allied lines	**21.4**	**2.2**	**0.7**	**24.3**
Other & product liability	**58.5**	**85.3**	**14.8**	**158.6**
Other commercial	**2.5**	**1.0**	**0.1**	**3.6**
Total business	**153.5**	**160.0**	**23.4**	**336.9**
Specialty insurance segment:				
Total specialty	**104.4**	**151.6**	**9.7**	**265.7**
Total losses and loss expenses payable net of reinsurance recoverable on losses and loss expenses payable	**$446.8**	**389.1**	**45.7**	**881.6**

($ millions)	Ending Loss & ALAE Case & Formula	Ending Loss & ALAE IBNR	Ending ULAE Bulk	Total Reserves
December 31, 2010				
Personal insurance segment:				
Personal auto	$171.2	63.7	12.8	247.7
Homeowners	51.5	26.7	2.5	80.7
Other personal	8.9	3.6	0.3	12.8
Total personal	231.6	94.0	15.6	341.2
Business insurance segment:				
Commercial auto	50.6	43.8	4.8	99.2
Commercial multi-peril	39.4	47.4	5.2	92.0
Fire & allied lines	25.3	5.1	1.0	31.4
Other & product liability	66.4	99.9	16.8	183.1
Other commercial	3.3	1.6	0.3	5.2
Total business	185.0	197.8	28.1	410.9
Specialty insurance segment:				
Total specialty	49.9	63.8	8.4	122.1
Total losses and loss expenses payable net of reinsurance recoverable on losses and loss expenses payable	$466.5	355.6	52.1	874.2

See discussion in "Results of Operations—Loss and LAE" section included in this Item 7.

The property and casualty industry has experienced significant loss from claims related to asbestos, environmental remediation, product liability, mold and other mass torts. Asbestos reserves are $1.2 million, and environmental reserves are $7.8 million, for a total of $9.0 million, or 1.0% of net losses and loss expenses payable. Asbestos reserves decreased $0.3 million and environmental reserves decreased $1.0 million from 2010 primarily due to the December 31, 2011 pooling change. Because we have insured primarily product retailers and distributors, we do not expect to incur the same level of liability, particularly related to asbestos, as companies that have insured manufacturing risks.

Pension and Postretirement Benefit Obligations

Pension and postretirement benefit obligations are long-term in nature and require management's judgment in estimating the factors used to determine these amounts. We review these factors annually, including the discount rate and expected long-term rate of return on plan assets. Because these obligations are based on estimates which could change, the ultimate benefit obligation could be different from the amount estimated.

The State Auto Group has a defined benefit pension plan covering substantially all employees hired prior to January 1, 2010 and a postretirement healthcare plan covering certain associates and retirees (collectively "the benefit plans"). Several factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the benefit plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. The actuarial assumptions used by us in determining benefit obligations may differ materially from actual results due to changing market and economic conditions, higher or lower turnover and retirement rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

To calculate the State Auto Group's December 31, 2011 benefit obligation for each of the benefit plans, we used a discount rate of 4.40% based on an evaluation of the expected future benefit cash flows of our benefit plans used in conjunction with the Citigroup Pension Discount Curve at the measurement date. A lower discount rate results in, all else being equal, a higher present value of the benefit obligation. To calculate our benefit obligation at December 31, 2011 and net periodic benefit cost for the year ended December 31, 2012, a discount rate of 4.40% and an expected long-term rate of return on plan assets of 7.50% were used. We selected an expected long-term rate of return on our plan assets by considering the mix of investments and stability of investment portfolio along with actual investment experience during the lifetime of the plans. Our assumptions regarding the discount rate and expected return on plan assets could have a significant effect on the amounts related to our benefit obligations and net periodic benefit cost depending on the degree of change between reporting periods.

The following table sets forth an illustration of variability with respect to the discount rate on our share of the State Auto Group's December 31, 2011 benefit obligation and expected net periodic benefit cost for the year ending December 31, 2012, along with the variability of the expected return on plan assets to our expected net periodic benefit cost for the year ending December 31, 2012. Holding all other assumptions constant, sensitivity to changes in any one of our key assumptions are as follows:

($ millions)	Pension			Postretirement		
	Discount rate			Discount rate		
	-0.25%	4.40%	+0.25%	-0.25%	4.40%	+0.25%
Benefit obligation	$238.6	229.6	221.1	$27.7	27.1	26.5
Net periodic benefit cost (benefit)	$ 13.8	13.0	12.3	$ (3.5)	(3.5)	(3.5)
	Expected return on plan assets			Expected return on plan assets		
	-0.25%	7.50%	+0.25%	-0.25%	7.50%	+0.25%
Net periodic benefit cost (benefit)	$ 13.4	13.0	12.7	$ (3.5)	(3.5)	(3.5)

The accumulated benefit obligation ("ABO") of a defined benefit pension plan represents the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to the measurement date and based on current and past compensation levels, while the projected benefit obligation ("PBO") is the ABO plus a factor for future compensation levels. The ABO, which considers current compensations level only, provides information about the obligation an employer would have if the plan were discontinued at the measurement date. At December 31, 2011, our share of the State Auto Group's ABO and PBO was $207.1 million and $229.6 million, respectively. At December 31, 2011, STFC's share of the defined benefit pension plan's fair value of the assets was $147.7 million, which resulted in an underfunded status within our balance sheet of $81.9 million. On a cash flow basis, we target an annual contribution level that meets at least the targeted normal cost plus any shortfall amortizations of the plan, as defined by ERISA. Currently, we expect to make a cash contribution to the pension plan up to $13.0 million in 2012.

The unfunded status on the pension plan and supplemental executive retirement plan increased from $70.2 million at December 31, 2010, to $87.5 million at December 31, 2011. Primarily influencing this increase are actuarial gains and losses arising from factors that include a decrease in the discount rate and expected to actual demographic changes, such as retirement age, mortality, turnover, rate of compensation increases and actual return on plan assets being less than the expected return. The increases were offset by a net decrease of $38.8 million due to the December 31, 2011 amendment to the Pooling Arrangement discussed below.

The benefit obligation on the postretirement medical plan ("retiree healthcare plan") decreased from $116.7 million at December 31, 2010 to $25.3 million at December 31, 2011. The following factors impacted the decline in this obligation: (1) the retiree healthcare plan was amended as of November 4, 2011 to eliminate retiree healthcare coverage for substantially all current associates and reduced or eliminated retiree healthcare coverage for certain retirees on this date, which decreased the obligation by $93.8 million; (2) the December 31, 2011 amendment to the Pooling Arrangement decreased the obligation by $13.5 million; and (3) offsetting these decreases was a net actuarial loss adjustment on the end of year remeasurement relating to changes in discount rate, demographic changes and expected to actual claims experience.

See Note 9, "Pension and Postretirement Benefit Plans," to our consolidated financial statements included in Item 8 of this Form 10-K for further disclosures regarding our benefit plans.

Deferred Income Taxes

Deferred income tax assets and liabilities represent the tax effect of the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. In accordance with the FASB's ASC Income Taxes Topic ("ASC 740"), we periodically evaluate our deferred tax assets, which requires significant judgment, to determine if they are realizable based upon weighing all available evidence, both positive and negative, including loss carryback potential, past operating results, existence of cumulative losses in the most recent years, projected performance of the business, future taxable income, including the ability to generate capital gains, and prudent and feasible tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income and/or other comprehensive income (loss).

During 2011, our deferred tax asset related to our net operating loss carryforward increased to $56.0 million at December 31, 2011 compared to $4.0 million at December 31, 2010, due to the net loss incurred in 2011. The 2011 net loss was driven by the magnitude of record level of catastrophe storm losses we experienced in the second quarter of 2011, which significantly exceeded our projections. We considered both positive and negative evidence and concluded a valuation allowance should be established. A valuation allowance of $91.2 million was held at December 31, 2011, with a corresponding charge to total tax expense for the year ended December 31, 2011. The $0.5 million of deferred income tax asset remaining after recognition of the valuation allowance represents a deferred tax asset on the gross unrealized fixed maturity losses where we have concluded this portion of the asset to be realizable due to our assertion that we have both the ability and intent to hold these securities through recovery or maturity.

The following table sets forth the components of our federal income tax expense for the year ended December 31, 2011:

($ millions)	
Loss before federal income taxes	$(109.3)
Current tax benefit	(7.0)
Deferred tax benefit	(46.7)
Federal income tax benefit prior to valuation allowance	(53.7)
Valuation allowance	91.2
Total federal income tax expense	37.5
Net loss	$(146.8)

In future periods we will re-assess our judgments and assumptions regarding the realization of our net deferred tax assets, but until such time as the positive evidence exceeds the negative evidence we will maintain a valuation allowance against our net deferred tax assets. Until that time, as we report net earnings and generate taxable income, we do not expect our consolidated statements of income to reflect any federal income tax expense as we utilize our net operating loss carryforward and release a corresponding amount of the net deferred tax asset valuation allowance, unless we are in an "exception" position as described by the intraperiod allocation guidance included in ASC 740. ASC 740 requires all sources of other income, including other comprehensive income, to be considered when there is an expected loss from continuing operations for purposes of determining the amount of tax benefit that results from a loss from continuing operations and that should be allocated to continuing operations when assessing the ability to realize deferred tax assets. Alternatively, any reported losses will add to our net operating loss carryforward position and be reserved against by adding to the net deferred tax asset valuation allowance. See Note 8, "Federal Income Taxes," to our consolidated financial statements included in Item 8 of this Form 10-K for further disclosures regarding our income tax matters.

Other

Other items that could have a significant impact on the financial statements include the risks and uncertainties listed in Item 1A of this Form 10-K under "Risk Factors." Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

POOLING ARRANGEMENT

The STFC Pooled Companies and the Mutual Pooled Companies participate in a quota share reinsurance pooling arrangement referred to as the "Pooling Arrangement." Under the Pooling Arrangement, State Auto Mutual assumes premiums, losses and expenses from each of the Pooled Companies and in turn cedes to each of the Pooled Companies a specified portion of premiums, losses and expenses based on each of the Pooled Companies' respective pooling percentages. State Auto Mutual then retains the balance of the pooled business.

In 2011, we made two changes to the Pooling Arrangement. First as of January 1, 2011, we added the Rockhill Insurers to the pool each with a participation percentage of 0.0% (the "January 1, 2011 pooling change"). In conjunction with the January 1, 2011 pooling change, the STFC Pooled Companies received $149.8 million ($69.1 million in cash and $80.7 million in investment securities) from the Rockhill Insurers for net insurance liabilities transferred on January 1, 2011. The following table sets forth the impact on our balance sheet at January 1, 2011:

($ millions)	(Decrease) /Increase
Losses and loss expenses payable	$124.1
Unearned premiums	34.1
Other liabilities	(0.1)
Less:	
Deferred acquisition costs	8.3
Net cash and investment securities received	$149.8

Second, at the close of business on December 31, 2011, the Pooling Arrangement was amended to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65% and to include the pooling of applicable balance sheet accounts such as accumulated other comprehensive income related to employee benefit plans (the "December 31, 2011 pooling change"). In conjunction with the December 31, 2011 pooling change, the STFC Pooled Companies paid $261.4 million in cash to the Mutual Pooled Companies subsequent to year end for net liabilities transferred on December 31, 2011. The following table sets forth the impact on our balance sheet at December 31, 2011:

($ millions)	(Decrease) /Increase
Losses and loss expenses payable	$(203.4)
Unearned premiums	(106.8)
Pension and postretirement liabilities	(52.3)
Other liabilities	22.1
Accumulated other comprehensive income	59.1
Less:	
Deferred acquisition costs	(27.3)
Other assets	7.4
Net cash to be paid (Due to affiliate)	$(261.4)

In 2010, we made the following changes to the Pooling Arrangement (the "2010 pooling changes"):

- Added SA National to the pool with a participation percentage of 0.0%; and
- Included voluntary assumed reinsurance from third parties unaffiliated with the Pooled Companies that was assumed on or after January 1, 2009 by State Auto Mutual.

In conjunction with the 2010 pooling changes, the STFC Pooled Companies received $3.7 million in cash from the Mutual Pooled Companies, for net insurance assets transferred on January 1, 2010. The following table sets forth the impact on our balance sheet at January 1, 2010:

($ millions)	(Decrease) /Increase
Losses and loss expenses payable	$(4.0)
Unearned premiums	(1.4)
Other liabilities	(0.6)
Less:	
Deferred acquisition costs	(0.2)
Other assets	(9.5)
Net cash received	$ 3.7

State Auto Financial sold its nonstandard automobile insurance subsidiary, SA National, to a third party on December 31, 2010. Concurrent with this sale, SA National's participation in the Pooling Arrangement was terminated, and we entered into a loss portfolio transfer and a 100% quota share reinsurance agreement on December 31, 2010 to assume liability for the pre- and post-closing book of business of SA National, including providing policy and claims service to SA National policyholders, until policies are renewed with the third party purchaser on such purchaser's systems during a transition period of up to six months following the effective date of sale. The transition was completed as of June 30, 2011. However, we continue to service the policies that were written by us through June 30, 2011. The business assumed by us is subject to the Pooling Arrangement.

The following table sets forth the participants and their participation percentages in the Pooling Arrangement:

	January 1, 2009 – December 31, 2009	January 1, 2010 – December 31, 2010	January 1, 2011 – December 31, 2011	Close of business December 31, 2011
STFC Pooled Companies:				
State Auto P&C	59.0%	59.0%	59.0%	51.0%
Milbank	17.0	17.0	17.0	14.0
Farmers	3.0	3.0	3.0	0.0
SA Ohio	1.0	1.0	1.0	0.0
SA National	N/A	0.0	N/A	N/A
Total STFC Pooled Companies	80.0	80.0	80.0	65.0
State Auto Mutual Pooled Companies:				
State Auto Mutual	19.0	19.0	19.0	34.0
SA Wisconsin	0.0	0.0	0.0	0.0
SA Florida	0.0	0.0	0.0	0.0
Meridian Security	0.0	0.0	0.0	0.0
Meridian Citizens Mutual	0.5	0.5	0.5	0.5
Beacon National	0.0	0.0	0.0	0.0
Patrons Mutual	0.4	0.4	0.4	0.4
Litchfield	0.1	0.1	0.1	0.1
RIC	N/A	N/A	0.0	0.0
Plaza	N/A	N/A	0.0	0.0
American Compensation	N/A	N/A	0.0	0.0
Bloomington Compensation	N/A	N/A	0.0	0.0
Total State Auto Mutual Pooled Companies	20.0	20.0	20.0	35.0

We anticipate that the STFC Pooled Companies will maintain a 65% participation level in the Pooling Arrangement for the foreseeable future. However, under applicable governance procedures, if the Pooling Arrangement were to be amended, management would make recommendations to the Independent Committees of the Board of Directors of both State Auto Mutual and STFC. The Independent Committees review and evaluate such factors as they deem relevant and recommend any appropriate pooling change to the Board of Directors of both State Auto Mutual and STFC subject to regulatory approval by each participant's respective domiciliary insurance department. The Pooling Arrangement is terminable by any of our Pooled Companies at any time by any party by giving twelve months' notice to the other parties and their respective domiciliary insurance departments. None of our Pooled Companies currently intends to terminate the Pooling Arrangement.

Under the terms of the Pooling Arrangement, all subject premiums, incurred losses, loss expenses and other underwriting expenses are prorated among our Pooled Companies on the basis of their participation in the pool. By spreading the underwriting risk the Pooling Arrangement is designed to produce more uniform and stable underwriting results for each of our Pooled Companies than any one company would experience individually. This has the effect of providing each of our Pooled Companies with a similar mix of pooled property and casualty insurance business on a net basis.

RESULTS OF OPERATIONS

Summary

The following table sets forth certain key performance indicators we use to monitor our operations for the years ended December 31, 2011, 2010 and 2009:

($ millions, except per share data)	**2011**	2010	2009
GAAP Basis:			
Total revenues	**$1,553.7**	1,355.1	1,256.9
Net (loss) income	**$ (146.8)**	24.5	10.2
Stockholders' equity	**$ 758.3**	851.8	849.4
Book value per share	**$ 18.81**	21.23	21.33
Return on average equity	**(18.2)**	2.9	1.3
Debt to capital ratio	**13.3**	12.1	12.1
Loss and LAE ratio	**82.6**	70.8	71.7
Expense ratio	**33.7**	33.8	34.1
Combined ratio	**116.3**	104.6	105.8
Catastrophe Loss and LAE points	**16.2%**	7.9	7.7
Premiums written growth[1]	**(2.9)%**	9.3	5.1
Premiums earned growth	**13.6%**	6.9	4.5
Investment yield	**3.6%**	3.6	3.9
SAP Basis:			
Loss and LAE ratio	**82.4**	70.3	71.3
Expense ratio	**33.9**	32.9	33.5
Combined ratio	**116.3**	103.2	104.8
Net premiums written to surplus	**2.1**	1.7	1.5

(1) 2011 includes (a) an increase of 2.6 points, related to the one-time $34.1 million transfer of unearned premiums by the Rockhill Insurers in conjunction with the January 1, 2011 pooling change (b) a decrease of 8.1 points, related to the one-time $106.8 million transfer of unearned premiums to the Mutual Pooled Companies in conjunction with the December 31, 2011 pooling change, and (c) a decrease of 8.0 points, related to the one-time transfer of $106.3 million of unearned premiums on December 31, 2011 related to our HO QS Reinsurance Arrangement. 2010 includes a decrease of 0.2 points, related to the one-time $1.4 million transfer of unearned premiums to the Mutual Pooled Companies on January 1, 2010, in conjunction with the 2010 pooling changes.

2011 Summary

Our 2011 net loss was $146.8 million compared to net income of $24.5 million and net income of $10.2 million in the same 2010 and 2009 periods, respectively. Our 2011 net loss included a non-cash charge of $91.2 million related to a valuation allowance against our net deferred tax asset.

Our 2011 pre-tax loss was $109.3 million compared to pre-tax income of $24.5 million and pre-tax loss of $12.8 million in the same 2010 and 2009 periods, respectively. Revenues increased to $1,553.7 million in 2011 from $1,355.1 million and $1,256.9 million in 2010 and 2009, respectively, while expenses increased to $1,663.0 in 2011 from $1,330.6 million and $1,269.7 million in 2010 and 2009, respectively.

The following highlights significant factors that impacted 2011 results as compared to 2010 and 2009:

- Earned premiums in 2011 were $1,428.8 million compared to $1,257.2 million and $1,176.5 million in 2010 and 2009, respectively. This growth was driven by our specialty insurance segment, which is consistent with our long term plan for product diversification, as well as the January 1, 2011 pooling change which added the Rockhill Insurers to the pooling arrangement.

- The 2011 results of our personal and business insurance segments were impacted by record level weather-related catastrophe losses, primarily arising from a hurricane, tornadoes, and wind and hail storms which impacted 32 of our operating states, including Hurricane Irene and devastating tornadoes in Tuscaloosa, Alabama and Joplin, Missouri. Our 2011 results included catastrophe losses of $231.1 million (16.2 loss ratio points) compared to $99.0 million (7.9 loss ratio points) and $90.3 million (7.7 loss ratio points), respectively, in the same 2010 and 2009 periods.
- Our non-catastrophe loss and ALAE for 2011 was $861.7 million (60.3 loss ratio points) compared to $717.1 million (57.1 loss ratio points) and $678.2 million (57.6 loss ratio points) for the same 2010 and 2009 periods, respectively. Our 2011 losses were impacted by a higher level of non-catastrophe weather related losses, a higher number of large bodily injury claims and increase in workers' compensation reserves on certain life time disability claims.
- Our retiree healthcare plan was amended in 2011 to change eligibility requirements for participation of our employees and certain retirees in the retiree healthcare plan. This amendment resulted in a $14.9 million curtailment gain recognized in earnings in 2011 and a $93.8 million negative plan amendment recognized in other comprehensive income.
- Net realized gains on investments, excluding OTTI, were $44.7 million in 2011, compared to $15.1 million and $3.8 million in 2010 and 2009, respectively. The level of realized gains in 2011 was driven by reducing our equity holdings to manage our risk parameters as well as selling select securities in anticipation of the cash transfers in connection with the December 31, 2011 pooling change and HO QS Arrangement.

Insurance Segments

Insurance industry regulators require our insurance subsidiaries to report their financial condition and results of operations using SAP. We use SAP financial results, along with industry standard financial measures determined on a SAP basis and certain measures determined on a GAAP basis, to internally monitor the performance of our insurance segments and reward our employees.

One of the more significant differences between GAAP and SAP is that SAP requires all underwriting expenses to be expensed immediately and not deferred over the same period that the premium is earned. In converting SAP underwriting results to GAAP underwriting results, acquisition costs are deferred and amortized over the periods the related written premiums are earned. For a discussion of deferred acquisition costs, see "Critical Accounting Policies—Deferred Acquisition Costs" section included in this Item 7.

All references to financial measures or components thereof in this discussion are calculated on a GAAP basis, unless otherwise noted.

Certain information in this Item 7 as to our net written premiums is presented in a manner which excludes the one-time impacts of the 2010 pooling change, the January 1, 2011 pooling change and the December 31, 2011 pooling change (collectively, "2010/2011 pooling changes"). In addition, certain information in this Item 7 as to our losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable ("loss and loss expenses payable"), is presented in a manner which includes or excludes, as to the applicable balance sheet date, the one-time impacts of the January 1, 2011 pooling change and the December 31, 2011 pooling change. The presentations of net written premiums and loss and loss expenses payable in a manner which include or exclude the impact of the 2010/2011 pooling changes are non-GAAP financial measures. We believe that the presentations of net written premiums and loss and loss expenses payable in a manner which include or exclude the impact of the 2010/2011 pooling changes enables investors to perform a meaningful comparison of our current and historical net written premiums and loss and loss expenses payable. See the Net Written Premiums Reconciliation Tables below on pages 53 and 54 for a presentation of the comparable GAAP net written premiums and a reconciliation to the non-GAAP net written premiums. See our loss and loss expenses payable table on page 65 for a presentation of the comparable GAAP loss and loss expenses payable and a reconciliation to the non-GAAP loss and loss expenses payable.

The following tables set forth a summary of our insurance segments' SAP underwriting loss and SAP combined ratio for the years ended December 31, 2011, 2010 and 2009:

($ millions)	2011							
	Personal	**% Ratio**	**Business**	**% Ratio**	**Specialty**	**% Ratio**	**Total**	**% Ratio**
Written premiums[1]	**$647.4**		**$341.7**		**$295.5**		**$1,284.6**	
Earned premiums	**800.6**		**379.0**		**249.2**		**1,428.8**	
Losses and ALAE	**648.0**	**80.9**	**271.8**	**71.7**	**173.0**	**69.4**	**1,092.8**	**76.5**
ULAE	**50.9**	**6.4**	**24.6**	**6.5**	**9.4**	**3.8**	**84.9**	**5.9**
Underwriting expenses[1]	**169.1**	**26.1**	**153.5**	**44.9**	**113.4**	**38.4**	**436.0**	**33.9**
SAP underwriting loss and SAP combined ratio	**$(67.4)**	**113.4**	**$(70.9)**	**123.1**	**$(46.6)**	**111.6**	**$ (184.9)**	**116.3**

($ millions)	2010							
	Personal	**% Ratio**	**Business**	**% Ratio**	**Specialty**	**% Ratio**	**Total**	**% Ratio**
Written premiums[2]	$819.9		$377.3		$126.3		$1,323.5	
Earned premiums	798.5		383.5		75.2		1,257.2	
Losses and ALAE	528.7	66.2	240.5	62.7	46.9	62.5	816.1	65.0
ULAE	40.7	5.1	20.2	5.3	6.2	8.2	67.1	5.3
Underwriting expenses	238.4	29.1	146.8	38.9	50.6	40.0	435.8	32.9
SAP underwriting loss and SAP combined ratio	$ (9.3)	100.4	$(24.0)	106.9	$(28.5)	110.7	$ (61.8)	103.2

($ millions)	2009							
	Personal	% Ratio	Business	% Ratio	Specialty	% Ratio	Total	% Ratio
Written premiums	$775.1		$389.8		$ 45.5		$1,210.4	
Earned premiums	732.8		398.2		45.5		1,176.5	
Losses and ALAE	511.4	69.8	225.8	56.7	31.3	68.9	768.5	65.4
ULAE	43.4	5.9	22.2	5.6	4.4	9.8	70.0	5.9
Underwriting expenses	237.5	30.6	152.4	39.1	16.0	35.0	405.9	33.5
SAP underwriting loss and SAP combined ratio	$(59.5)	106.3	$ (2.2)	101.4	$ (6.2)	113.7	$ (67.9)	104.8

[1] Includes:

a. The one-time transfer of $34.1 million of unearned premiums by the Rockhill Insurers to our specialty insurance segment in conjunction with the January 1, 2011 pooling change. In connection with this unearned premium transfer, we paid a one-time ceding commission of $8.3 million to the Rockhill Insurers.

b. The one-time transfer of $106.8 million of unearned premiums by the STFC Pooled Companies to the Mutual Pooled Companies in conjunction with the December 31, 2011 pooling change (transfer of $43.4 million, $35.6 million and $27.8 million, respectively, of our personal insurance, business insurance and specialty insurance segments). In connection with this unearned premium transfer, we recognized a one-time ceding commission of $27.3 million from the Mutual Pooled Companies ($9.1 million, $9.6 million and $8.6 million, respectively, to our personal insurance, business insurance and specialty insurance segments).

c. The transfer in our personal insurance segment of $106.3 million of unearned premiums on December 31, 2011 related to our HO QS Reinsurance Arrangement, for which we recognized ceding commission of $30.8 million.

d. Combined, these transactions impacted our personal insurance, business insurance and specialty insurance segments' statutory expense ratio by (0.1) points, 1.7 points and (0.9) points, respectively, and increased the total expense ratio by 0.7 points. See previous discussion regarding differences between GAAP and SAP.

(2) Includes the one-time transfer of $1.4 million of unearned premiums to the Mutual Pooled Companies on January 1, 2010, in conjunction with the 2010 pooling changes (transfer of $2.1 million of our personal insurance segment and receipt of $0.7 million for the Mutual Pooled Companies' business insurance segment).

Revenue

We measure our top-line growth for our insurance segments based on net written premiums, which provide us with an indication of how well we are doing in terms of revenue growth before it is actually earned. Our policies provide a fixed amount of coverage for a stated period of time, often referred to as the policy term. As such, our written premiums are recognized as earned ratably over the policy term. Unearned premiums are reflected on our balance sheet as a liability and represent our obligation to provide coverage for the unexpired term of the policy.

The following table sets forth the reconciliation of the one-time impacts on net written premiums for the year ended December 31, 2011, of the unearned premiums transferred to the STFC Pooled Companies by the Rockhill Insurers on January 1, 2011, in conjunction with the January 1, 2011 pooling change, and the unearned premiums transferred by the STFC Pooled Companies to the Mutual Pooled Companies in conjunction with the December 31, 2011 pooling change on December 31, 2011:

($ millions)	Net Written Premiums Reconciliation Table			
	2011 Net Written Premiums	January 1, 2011 Pooling Change Impact	December 31, 2011 Pooling Change Impact	Excluding Pooling Changes
Personal insurance segment:				
Personal auto	$ 452.1	—	(32.4)	484.5
Homeowners	163.5	—	(7.8)	171.3
Other personal	31.8	—	(3.2)	35.0
Total personal	647.4	—	(43.4)	690.8
Business insurance segment:				
Commercial auto	84.5	—	(8.5)	93.0
Commercial multi-peril	98.2	—	(10.3)	108.5
Fire & allied lines	83.0	—	(8.9)	91.9
Other & product liability	56.7	—	(5.9)	62.6
Other commercial	19.3	—	(2.0)	21.3
Total business	341.7	—	(35.6)	377.3
Specialty insurance segment:				
RED	128.4	—	(13.2)	141.6
Rockhill	91.7	24.3	(8.3)	75.7
Workers' compensation	75.4	9.8	(6.3)	71.9
Total specialty	295.5	34.1	(27.8)	289.2
Total net written premiums	$1,284.6	34.1	(106.8)	1,357.3

The following table sets forth the reconciliation of the one-time impact on net written premiums for the year ended December 31, 2010, of the unearned premiums transferred to the Mutual Pooled Companies on January 1, 2010, in conjunction with the 2010 pooling changes:

($ millions)	Net Written Premiums Reconciliation Table		
	2010 Net Written Premiums	2010 Pooling Change Impact	Excluding Pooling Change
Personal insurance segment:			
Personal auto	$ 517.1	(2.1)	519.2
Homeowners	268.8	—	268.8
Other personal	34.0	—	34.0
Total personal	819.9	(2.1)	822.0
Business insurance segment:			
Commercial auto	95.4	—	95.4
Commercial multi-peril	98.4	—	98.4
Fire & allied lines	95.3	—	95.3
Other & product liability	66.1	—	66.1
Other commercial	22.1	—	22.1
Total business	377.3	—	377.3
Specialty insurance segment:			
RED	83.9	0.7	83.2
Rockhill	3.5	—	3.5
Workers' compensation	38.9	—	38.9
Total specialty	126.3	0.7	125.6
Total net written premiums	$1,323.5	(1.4)	1,324.9

Personal Insurance Segment

Net written premiums for our personal insurance segment represented 50%, 62% and 64% of our total consolidated net written premiums in 2011, 2010 and 2009, respectively. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for our personal insurance segment represented 51%, 62% and 64% of our total consolidated net written premiums in 2011, 2010 and 2009, respectively. The $106.3 million of unearned premium transferred under the HO QS Arrangement at December 31, 2011, represented 8.0 points of the total 11.0 point decline from 2010.

The following table sets forth a summary of net written premiums by major product line of business for our personal insurance segment for the years ended December 31, 2011, 2010 and 2009, excluding the one-time impacts of the 2010/2011 pooling changes (see Net Written Premiums Reconciliation Tables above).

($ millions)	**2011**	2010	2009
Personal Insurance Segment:			
Net Written Premiums			
Personal auto	**$484.5**	519.2	498.1
Homeowners	**171.3**	268.8	245.2
Other personal	**35.0**	34.0	31.8
Total personal	**$690.8**	822.0	775.1

The following table sets forth a summary of SAP loss and ALAE ratios by major product line of business for our personal insurance segment with the catastrophe and non-catastrophe impact shown separately for the years ended December 31, 2011, 2010 and 2009:

($ millions) Statutory Loss and LAE Ratios	Earned Premium	Cat Loss & ALAE	Non-Cat Loss & ALAE	Statutory Loss & LAE	Cat loss Ratio	Non-Cat loss Ratio	Total Loss and LAE Ratio
2011							
Personal auto	**$492.6**	**$ 16.9**	**$312.9**	**$329.8**	**3.4**	**63.6**	**67.0**
Homeowners	**272.7**	**154.4**	**139.4**	**293.8**	**56.7**	**51.0**	**107.7**
Other personal	**35.3**	**7.6**	**16.8**	**24.4**	**21.4**	**47.9**	**69.3**
Total personal	**$800.6**	**$178.9**	**$469.1**	**$648.0**	**22.3**	**58.6**	**80.9**
ULAE	**—**	**—**	**—**	**50.9**	**—**	**—**	**6.4**
Total Loss and LAE	**$800.6**	**$178.9**	**$469.1**	**$698.9**	**22.3**	**58.6**	**87.3**
2010							
Personal auto	$508.1	$ 6.6	$308.1	$314.7	1.3	60.6	61.9
Homeowners	257.3	62.6	133.5	196.1	24.3	51.9	76.2
Other personal	33.1	4.8	13.1	17.9	15.0	39.0	54.0
Total personal	$798.5	$ 74.0	$454.7	$528.7	9.3	56.9	66.2
ULAE	—	—	—	40.7	—	—	5.1
Total Loss and LAE	$798.5	$ 74.0	$454.7	$569.4	9.3	56.9	71.3
2009							
Personal auto	$471.9	$ 4.8	$295.2	$300.0	1.0	62.6	63.6
Homeowners	230.0	64.9	133.9	198.8	28.3	58.2	86.5
Other personal	30.9	2.6	10.0	12.6	8.4	32.4	40.8
Total personal	$732.8	$ 72.3	$439.1	$511.4	9.9	59.9	69.8
ULAE	—	—	—	43.4	—	—	5.9
Total Loss and LAE	$732.8	$ 72.3	$439.1	$554.8	9.9	59.9	75.7

Personal auto net written premiums for the year ended December 31, 2011 decreased 12.6% compared to the same 2010 period. Excluding the one-time impacts of the 2010/2011 pooling changes, personal auto net written premiums for the year ended December 31, 2011 decreased 6.7% compared to the same 2010 period. The loss of premiums was primarily impacted by the sale of our nonstandard automobile insurance subsidiary in 2010. While we are experiencing a decline in premiums in our personal auto business, we continue to grow premiums in several states consistent with our strategy to expand our geographic footprint outside the Midwest. Much of this premium growth is from the states of Texas, Colorado, Connecticut and Georgia. In addition, we have had continued personal auto growth in underserved Midwest states, such as Illinois and Michigan, during 2011. While the personal auto quote activity continues to be strong, we are experiencing a slowdown in new business and a lower issue-to-quote ratio which we believe is attributable to the impact of our rate increases. We also have a high percentage of auto policies for which we write the companion home policy. Consequently, we believe the aggressive actions we have been implementing to address profit levels in homeowners are impacting the entire account and causing the loss of some auto policies, which is also contributing to the slowdown of new business.

The personal auto SAP non-cat loss ratios for the year ended December 31, 2011 increased 3.0 points compared to the same 2010 period. In 2011, our personal auto line of business was impacted by increases in liability claim frequency, including an increase in the number of large losses. The personal auto SAP non-cat loss ratio for the year ended December 31, 2010 improved 2.0 points compared to the same 2009 period, primarily due to rate increases.

Homeowners net written premiums for the year ended December 31, 2011 decreased 39.2% compared to the same 2010 period. Excluding the one-time impacts of the 2010/2011 pooling changes, homeowners net written premiums for the year ended December 31, 2011 decreased 36.3% compared to the same 2010 period. As of December 31, 2011, the State Auto Group entered into the HO QS Arrangement, which is a three-year quota share reinsurance agreement covering our homeowners line of business. Under the HO QS Arrangement, the State Auto Group ceded 75% of its unearned premiums in force (or $106.3 million for the STFC Pooled Companies) to the reinsurers, which impacted our net written premiums by the same amount at December 31, 2011. The HO QS Arrangement accounted for the decline in net written premiums when compared to the same 2010 period. We believe the HO QS Arrangement reduces risk and volatility in this line of business, improves our capital position by reducing leverage, increases our statutory surplus for our insurance subsidiaries and provides us with additional catastrophe protection. See "Liquidity and Capital Resources – Reinsurance Arrangements" section included in this Item 7. As planned, we have seen declines in our policy counts from our core states of Ohio, Kentucky, and Indiana. However, we have seen policy count growth in states that we have either expanded into or identified as profitable growth opportunities.

The homeowners SAP non-cat loss ratio for the year ended December 31, 2011 was flat when compared to the same 2010 period. We continue to aggressively address our rate needs in the homeowners line of business and have filed rate increases in the high single to low double digit range. Our 2010 homeowners SAP non-cat loss ratio improved 6.3 points relative to 2009, benefitting from rate actions and implementation of mandatory wind and hail deductibles in many of our operating states prone to non-cat weather related losses. The 2009 non-cat homeowners loss ratio also included 3.2 points due to the settlement of one threatened class action lawsuit.

We continue to implement strategies to improve our homeowner results. As of December 31, 2011, our CustomFit[SM] homeowners product, which uses by-peril rating, had been deployed in 16 states. We have placed a priority of introducing our CustomFit homeowners product in states which have historically experienced adverse catastrophe experience. States in which CustomFit homeowners is currently offered represent approximately 75% of our homeowners premium and account for 82% of our five year wind/hail losses.

In addition to rate increases and the continued deployment of our CustomFit homeowners product, we are aggressively evaluating and monitoring unprofitable agencies, which includes the review of an agency's existing policies, implementation of tighter new business and renewal guidelines for that agency, and/or the application of other loss mitigation tools for use by that agency, all with the purpose of improving operating results at the agency level. We are continuing with a proactive insurance to value program, which is designed to have our insureds maintain an amount of coverage sufficient to replace their home and contents in the case of a total loss consistent with our loss settlement provisions. In addition, we have implemented mandatory wind and hail deductibles in all targeted states. We will continue to monitor to determine if this loss mitigation tool is necessary in additional states.

We continue to execute various initiatives implemented prior to 2011 within our property claims operations, which we believe will improve our loss ratio results. For example, our dependence on outside appraisers has declined by deploying in-house property adjusters working from their homes. In addition, virtually all large property claims and a significant percentage of catastrophe claims are now being handled in-house by State Auto adjusters. These changes are intended to improve service and reduce expenses, which we believe improve loss ratio results.

The personal insurance segment's catastrophe losses for 2011 were $178.9 million (22.3 loss ratio points) as compared to $74.0 million (9.3 loss ratio points) for 2010 and $72.3 million (9.9 loss ratio points) for 2009. For the year ended December 31, 2011, our catastrophe losses included losses arising from Hurricane Irene and the tornadoes in Tuscaloosa, Alabama and Joplin, Missouri, as well as other tornadoes and wind and hail storms. Over half of the losses generated from catastrophes were concentrated in six states: Tennessee, Ohio, Missouri, Texas, North Carolina and Alabama. The severity of these storm losses was the highest in our history. During

2010, we were impacted by losses from 30 of the 33 storms that were classified as numbered catastrophes by PCS, including a series of spring storms with wind and hail in northern Ohio and a rash of floods in the Nashville, Tennessee area, both which affected our auto physical damage results in both personal and business insurance auto lines. In 2009, we were impacted by losses from 27 of the 28 storms that were classified as numbered catastrophes by PCS. The losses from these catastrophes have had a significant impact on both our personal and business insurance property lines.

During 2010 and 2009, members of the State Auto Group maintained a property catastrophe net aggregate excess of loss reinsurance agreement (the "CAT Aggregate Agreement"). See the "Liquidity and Capital Resources – Reinsurance Arrangements" section included in this Item 7 for a further discussion of the CAT Aggregate Agreement.

Business Insurance Segment

In our business insurance segment, our accounts are primarily small-to-medium sized exposures where we offer a broad range of both property and liability coverage. Net written premiums for our business insurance segment represented 27%, 29% and 32% of our total consolidated net written premiums for 2011, 2010 and 2009, respectively. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for our business insurance segment represented 28%, 28% and 32% of our total consolidated net written premiums for 2011, 2010 and 2009, respectively.

The following table sets forth a summary of net written premiums by major product line of business for our business insurance segment for the years ended December 31, 2011, 2010 and 2009, excluding the one-time impacts of the 2010/2011 pooling changes (see Net Written Premiums Reconciliation Tables above).

($ millions)	**2011**	2010	2009
Business Insurance Segment:			
Net Written Premiums			
Commercial auto	**$ 93.0**	95.4	100.3
Commercial multi-peril	**108.5**	98.4	94.5
Fire & allied lines	**91.9**	95.3	99.3
Other & product liability	**62.6**	66.1	72.4
Other commercial	**21.3**	22.1	23.3
Total business	**$377.3**	377.3	389.8

The following table sets forth a summary of SAP loss and ALAE ratios by major product line of business for our business insurance segment with the catastrophe and non-catastrophe impact shown separately for the years ended December 31, 2011, 2010 and 2009:

($ millions) **Statutory Loss and LAE Ratios**	Earned Premium	Cat Loss & ALAE	Non-Cat Loss & ALAE	Statutory Loss & LAE	Cat loss Ratio	Non-Cat loss Ratio	Total Loss and LAE Ratio
2011							
Business insurance segment:							
Commercial auto	**$ 94.0**	**$ 2.7**	**$ 56.4**	**$ 59.1**	**2.8**	**60.1**	**62.9**
Commercial multi-peril	**104.1**	**21.6**	**52.1**	**73.7**	**20.7**	**50.0**	**70.7**
Fire & allied lines	**93.8**	**26.7**	**51.1**	**77.8**	**28.5**	**54.4**	**82.9**
Other & product liability	**65.4**	**—**	**53.8**	**53.8**	**—**	**82.2**	**82.2**
Other commercial	**21.7**	**0.6**	**6.8**	**7.4**	**2.8**	**31.2**	**34.0**
Total business	**$379.0**	**$51.6**	**$220.2**	**$271.8**	**13.6**	**58.1**	**71.7**
ULAE	**—**	**—**	**—**	**24.6**	**—**	**—**	**6.5**
Total Loss and LAE	**$379.0**	**$51.6**	**$220.2**	**$296.4**	**13.6**	**58.1**	**78.2**
2010							
Business insurance segment:							
Commercial auto	$ 98.6	$ 1.5	$ 55.8	$ 57.3	1.5	56.6	58.1
Commercial multi-peril	95.6	7.4	46.5	53.9	7.7	48.6	56.3
Fire & allied lines	97.7	15.6	51.0	66.6	16.0	52.1	68.1
Other & product liability	69.0	—	54.0	54.0	—	78.4	78.4
Other commercial	22.6	0.5	8.2	8.7	2.3	35.7	38.0
Total business	$383.5	$25.0	$215.5	$240.5	6.5	56.2	62.7
ULAE	—	—	—	20.2	—	—	5.3
Total Loss and LAE	$383.5	$25.0	$215.5	$260.7	6.5	56.2	68.0
2009							
Business insurance segment:							
Commercial auto	$106.2	$ 0.5	$ 54.0	$ 54.5	0.5	50.8	51.3
Commercial multi-peril	95.2	5.1	46.3	51.4	5.4	48.7	54.1
Fire & allied lines	97.6	12.2	54.6	66.8	12.5	55.9	68.4
Other & product liability	74.8	—	44.5	44.5	—	59.5	59.5
Other commercial	24.4	0.2	8.4	8.6	0.8	34.4	35.2
Total business	$398.2	$18.0	$207.8	$225.8	4.5	52.2	56.7
ULAE	—	—	—	22.2	—	—	5.6
Total Loss and LAE	$398.2	$18.0	$207.8	$248.0	4.5	52.2	62.3

Net written premiums for the business insurance segment for the year ended December 31, 2011 decreased by 9.4%, when compared to the same 2010 period. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for the business insurance segment for the year ended December 31, 2011 were flat when compared to the same 2010 period. Business insurance continues to be impacted by rate competition, general economic conditions, and depressed premium bases, such as payrolls, sales and number of vehicles, as well as ease of doing business. After strengthening our premium per exposure on our renewal policies in the second half of 2009, our premium per exposure decreased slightly in 2010 and was flat through 2011. Despite new business growth, we believe it will be difficult to generate measurable premium growth in our current book of business given the continued impact of the economy on premium bases. However, we are seeking to balance our traditional underwriting discipline with new products, improved automation and pricing tools that support the production of profitable new business.

In 2011, we began introducing policy download capabilities for most business insurance lines, which allows agents to import policy information directly into their agency management systems to better serve their customers. Commercial auto and business owners policies can now be downloaded to our agents, while other commercial package policies should be available in 2012. Workers' compensation policies in our specialty insurance segment can also be downloaded.

We have also expanded the eligibility of our businessowners products to facilitate businesses with greater liability exposures, such as artisan contractors, auto service garages, manufacturers and restaurants. While we regularly insure these types of businesses through other insurance products, offering these products in our businessowners program leverages our bizXpress^{SM} technology, simplifies the agent rating and submission processes, and allows us to offer broader base coverages for these types of risks. In 2010, we completed the implementation of our enhanced businessowners product, BOP Choice, which has been introduced in 30 states. The majority of our new business premium has been generated from this new product, which is included in our commercial multi-peril line. Our product revisions have also produced a greater proportion of casualty business, which we believe is desirable given our Midwest property concentrations.

The overall non-cat loss ratio for the year ended December 31, 2011 increased 1.9 points compared to the same 2010 period. This increase was due primarily to an increase in weather-related losses in the fire & allied lines and an increase in the number of large losses in the commercial auto and other & product liability lines. The increase in the number of large losses was primarily driven by a more active claims process whereby the ultimate liability was recognized earlier in the case reserving process. As these processes continue to mature, we expect more normalized levels going forward.

Intense competition in the business insurance segment continues to impact our ability to implement price increases. However, we continue to use modeled pricing in all standard lines of business to more accurately price individual accounts. In addition, new deductible guidelines have been introduced to require higher, wind only deductibles on risks that have multiple buildings at a single location susceptible to identified wind zones.

The overall non-cat loss ratio for the year ended December 31, 2010 increased 4.0 points compared to the same 2009 period. The commercial auto non-cat loss ratio increased 5.8 points primarily due to an increase in the number of large losses which impacted both the current and prior accident years. The other & product liability non-cat loss ratio increased by 18.9 points primarily due to an increase in large losses from prior accident years.

Similar to the personal insurance segment, we believe that the continued implementation of the pre-2011 initiatives within our claims operations will improve our business insurance loss ratio, particularly in fire and commercial multi-peril.

The business insurance segment's catastrophe losses for 2011 totaled \$51.6 million (13.6 loss ratio points) compared to \$25.0 million (6.5 loss ratio points) for 2010 and \$18.0 million (4.5 loss ratio points) for 2009. See "Personal Insurance Segment" section above for a discussion on the catastrophes that impacted both our personal and business insurance property lines.

In 2011, we embarked on a new commercial lines project what we call the "Business Insurance Evolution" to enhance our rating and pricing models and business rules and to improve work processes. We believe both improved underwriting results and lower expenses will result from this project.

Specialty Insurance Segment

In our specialty insurance segment, we offer commercial coverages that require specialized product underwriting, claims handling or risk management services through a distribution channel of retail agents and wholesale brokers, which may include program administrators and other specialty sources. Net written premiums for our specialty insurance segment represented 23%, 10% and 4% of our total consolidated net written premiums for 2011, 2010 and 2009, respectively. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for our specialty insurance segment represented 21%, 9%, and 4% of our total consolidated net written premiums for 2011, 2010 and 2009, respectively.

The following table sets forth a summary of net written premiums by unit for our specialty insurance segment for the years ended December 31, 2011, 2010 and 2009, excluding the one-time impacts of the 2010/2011 pooling changes (see Net Written Premiums Reconciliation Tables above), and for the year ended December 31, 2010, on a pro forma basis which assumes that the Rockhill Insurers' business had been included in the Pooling Arrangement as of January 1, 2010.

($ millions)	**2011**	2010	Pro Forma 2010	2009
Specialty Insurance Segment:				
Net Written Premiums				
RED	**$141.6**	83.2	83.2	—
Rockhill	**75.7**	3.5	51.9	2.2
Workers' compensation	**71.9**	38.9	62.1	43.3
Total specialty	**$289.2**	125.6	197.2	45.5

Net written premiums for the specialty insurance segment for the year ended December 31, 2011 increased $169.2 million compared to the same 2010 period. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for the specialty insurance segment for the year ended December 31, 2011 increased $163.6 million compared to the same 2010 period. The increase in net written premiums for the specialty insurance segment was principally driven by the addition of the Rockhill Insurers' business to the Pooling Arrangement and increased business written through our RED unit.

Net written premiums for our RED unit for the year ended December 31, 2011 increased $44.5 million compared to the same 2010 period. Excluding the one-time impacts of the 2010/2011 pooling changes, net written premiums for our RED unit for the year ended December 31, 2011 increased $58.4 million compared to the same 2010 period. This business was new to us in 2010, as the underwriting management agreement with RED went into effect during the fourth quarter 2009. Commercial auto coverage primarily contributed to this growth.

Net written premiums for our Rockhill unit for the year ended December 31, 2011 increased $88.2 million compared to the same 2010 period. The premium growth in our Rockhill unit was primarily due to the addition of the Rockhill Insurers' business into the Pooling Arrangement in 2011. There was a $23.8 million increase when comparing net written premiums for our Rockhill unit for the year ended December 31, 2011, excluding the one-time impacts of the 2010/2011 pooling changes, to net written premiums on a pro forma basis for the year ended December 31, 2010. The increase was impacted by the following.

- Increased business opportunities resulting from the Rockhill Insurers' A.M. Best rating upgrade from A- to A in 2011.
- Increased property business opportunities through our excess and surplus channel for catastrophe exposed businesses due to recent global catastrophe events and recent industry catastrophe model changes. This business is written on a nonadmitted basis, which allows us to underwrite unique insurance requirements using customized rates and forms, and is subject to an individual catastrophe treaty with a net retention of $7.5 million for each occurrence. See "Liquidity and Capital Resources – Reinsurance Arrangements" section included in this Item 7.
- Recent rate and volume growth in our excess and surplus liability casualty lines, which we believe is attributable to early signs of stabilization in pricing in the commercial lines market, broker relationship and marketing initiatives.

- Recent changes in the structure of two liability lines and all other perils reinsurance programs, which resulted in our retaining additional written premium of $11.7 million for the year ended December 31, 2011. See "Liquidity and Capital Resources – Reinsurance Arrangements" section included in this Item 7.

Net written premiums for our workers' compensation unit for the year ended December 31, 2011 increased $36.5 million compared to the same 2010 period. The net written premium growth in the workers' compensation unit was primarily due to the addition of the Rockhill Insurers' business into the Pooling Arrangement in 2011. There was a $9.8 million increase when comparing net written premiums for our workers' compensation unit for the year ended December 31, 2011, excluding the one-time impacts of the 2010/2011 pooling changes, to net written premiums on a pro forma basis for the year ended December 31, 2010. The premium growth in our workers' compensation unit was driven by increased renewal retention and rate increases in our larger accounts, which we believe is an indication that pricing levels within this line of business are improving.

The following table sets forth a summary of SAP loss and LAE ratios for our specialty insurance segment with the catastrophe and non-catastrophe impact shown separately for the years ended December 31, 2011, 2010 and 2009:

($ millions) Statutory Loss and LAE Ratios	Earned Premium	Cat Loss & ALAE	Non-Cat Loss & ALAE	Statutory Loss & LAE	Cat loss Ratio	Non-Cat loss Ratio	Total Loss and LAE Ratio
Specialty insurance segment:							
2011	**$249.2**	**$ 0.6**	**$172.4**	**$173.0**	**0.2**	**69.2**	**69.4**
ULAE	**—**	**—**	**—**	**9.4**	**—**	**—**	**3.8**
Total Loss and LAE	**$249.2**	**$ 0.6**	**$172.4**	**$182.4**	**0.2**	**69.2**	**73.2**
2010	$ 75.2	—	$ 46.9	$ 46.9	—	62.5	62.5
ULAE	—	—	—	6.2	—	—	8.2
Total Loss and LAE	$ 75.2	—	$ 46.9	$ 53.1	—	62.5	70.6
2009	$ 45.5	—	$ 31.3	$ 31.3	—	68.9	68.9
ULAE	—	—	—	4.4	—	—	9.8
Total Loss and LAE	$ 45.5	—	$ 31.3	$ 35.7	—	68.9	78.5

In the specialty insurance segment, the total SAP non-cat loss ratio for year ended December 31, 2011 increased 6.7 points from the same 2010 period. The increase was primarily driven by an increase in reserves of $5.4 million in certain life time disability claims in the workers' compensation line of business, nearly all of which are from 2009 and prior years, with approximately 65% from accident years 2006 and prior, as well as higher levels of large losses in the commercial auto line of business.

Loss and LAE Development

Losses and loss expenses for a calendar year represent the combined estimated ultimate liability for claims occurring in the current calendar year along with any change in estimated ultimate liability for claims occurring in prior years. The following table sets forth the provision for losses and loss expenses for those claims occurring in the current and prior years, along with the GAAP loss and LAE ratio for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	**% GAAP Loss and LAE**	2010	% GAAP Loss and LAE	2009	% GAAP Loss and LAE
Provision for losses and loss expenses occurring:						
Current year	**$1,213.3**	**84.9**	$954.2	75.9	$899.5	76.5
Prior years	**(33.3)**	**(2.3)**	(64.6)	(5.1)	(56.2)	(4.8)
Total losses and loss expenses	**$1,180.0**	**82.6**	$889.6	70.8	$843.3	71.7

As shown above, the 2011 loss and loss expenses attributable to prior years totaled a decrease of $33.3 million, or favorable development, in the estimated ultimate liability for prior years' claims. The following table sets forth a tabular presentation of the favorable development by accident year for the year ended December 31, 2011:

($ millions) Accident Year	Current Year Development of Ultimate Liability
	Redundancy /(Deficiency)
2001 and prior	**$ 1.8**
2002	**0.7**
2003	**(0.2)**
2004	**2.5**
2005	**(2.3)**
2006	**0.9**
2007	**4.2**
2008	**5.1**
2009	**11.6**
2010	**9.0**
Total	**$33.3**

While emergence by accident year includes normal fluctuations due to the uncertainty associated with loss reserve development and claim settlement, the favorable development in 2011 came primarily from accident years 2009 and 2010. The more notable items contributing to the 2011 favorable development were:

- ULAE was $7.6 million lower than anticipated in the reserves at December 31, 2010.
- Favorable catastrophe loss development of $4.3 million was primarily within our fire & allied lines, other personal, personal auto and homeowners lines of business.
- In the personal and business insurance segments, the non-catastrophe loss and ALAE reserves developed favorably by $28.1 million, primarily in the property lines. Homeowners, commercial multi-peril and fire & allied lines reserves accounted for $14.2 million, $6.1 million and $4.9 million of the favorable development, respectively. The favorable development in these lines was driven by emergence of lower than anticipated claim severity, primarily from accident year 2010 and, to a lesser extent, the past five accident years in the commercial multi-peril line of business.

- In the specialty segment, the non-catastrophe loss and ALAE reserves developed adversely by $6.7 million, which was driven by greater than anticipated large losses in the commercial auto line of business and reserve increases on certain life time disability claims in the workers' compensation line of business.

As shown above, the 2010 loss and loss expenses attributable to prior years totaled a decrease of $64.6 million, or favorable development, in the estimated ultimate liability for prior years' claims. The following table sets forth a tabular presentation of the favorable development by accident year for the year ended December 31, 2010:

($ millions) Accident Year	Current Year Development of Ultimate Liability
	Redundancy /(Deficiency)
2000 and prior	$ (0.5)
2001	(0.2)
2002	0.7
2003	0.1
2004	2.2
2005	1.4
2006	5.7
2007	2.0
2008	13.0
2009	40.2
Total	$64.6

The favorable development in 2010 came primarily from accident year 2009. The more notable items contributing to the 2010 favorable development were:

- ULAE was $12.7 million lower than anticipated in the reserves at December 31, 2009, with approximately 78% being attributable to the 2009 accident year.
- Favorable catastrophe loss development of $3.3 million was primarily associated with the 2009 accident year. This development occurred primarily within our homeowners and commercial multi-peril lines of business.
- Favorable development in the auto liability, homeowners and fire & allied lines accounts for the majority of the development in the non-catastrophe reserves, with the balance spread across multiple lines of business. Standard, nonstandard and commercial auto liability reserves developed favorably by $10.7 million. Homeowners and fire & allied reserves developed lower than anticipated by $10.4 million and $9.0 million, respectively. The favorable development in these lines of business was driven by emergence of lower than anticipated claim severity, as well as lower than anticipated claim frequency for fire & allied lines. The favorable development was primarily associated with the 2009 and, to a lesser extent, 2008 accident years.

In 2009, loss and loss expenses attributable to prior years totaled a decrease of $56.2 million, or favorable development, in the estimated ultimate liability for prior years' claims. The following table sets forth a tabular presentation of the favorable development by accident year for the year ended December 31, 2009:

($ millions) Accident Year	Current Year Development of Ultimate Liability
	Redundancy /(Deficiency)
1999 and prior	$ 0.8
2000	(1.0)
2001	(1.1)
2002	0.6
2003	1.4
2004	3.6
2005	(1.6)
2006	8.0
2007	3.1
2008	42.4
Total	$56.2

The favorable development in 2009 came primarily from accident year 2008. The more notable items contributing to the 2009 favorable development were:

- ULAE was $10.9 million lower than anticipated in the reserves at December 31, 2008, with approximately 75% being attributable to the 2008 accident year.
- Favorable catastrophe loss development of $10.9 million was primarily associated with the 2008 accident year. This development occurred primarily within our homeowners, fire & allied and commercial multi-peril lines of business.
- Non-catastrophe reserves for the auto liability lines and other & product liability developed lower than anticipated. Standard, nonstandard and commercial auto liability reserves developed $9.5 million lower and other & product liability developed $8.3 million lower than anticipated. This favorable development, which was primarily associated with the 2008 accident year, was driven by lower than anticipated tabular loss severity, as well as lower than anticipated loss frequency for other & product liability.

See additional discussion regarding loss and loss expense reserves at the "Critical Accounting Policies – Losses and Loss Expenses Payable" section included in this Item 7.

The following table sets forth loss and loss expenses payable by major line of business (i) at December 31, 2011 and 2010, (ii) at December 31, 2011, on a pro forma basis which assumes no impact from the December 31, 2011 pooling change (see footnote (1), below), and (iii) at December 31, 2010, on a pro forma basis which assumes the January 1, 2011 pooling change had been effective as of December 31, 2010 (see footnote (2), below):

($ millions)	December 31, 2011	December 31, 2011 Pooling Change impact	Pro Forma December 31, 2011[1]	December 31, 2010	January 1, 2011 Pooling Change impact	Pro Forma December 31, 2010[2]
Personal insurance segment:						
Personal auto	**$195.9**	(45.2)	241.1	247.7	—	247.7
Homeowners	**71.9**	(16.6)	88.5	80.7	—	80.7
Other Personal	**11.2**	(2.5)	13.7	12.8	—	12.8
Total personal	**279.0**	(64.3)	343.3	341.2	—	341.2
Business insurance segment:						
Commercial auto	**76.9**	(17.8)	94.7	99.2	—	99.2
Commercial multi-peril	**73.5**	(16.9)	90.4	92.0	—	92.0
Fire & allied lines	**24.3**	(5.6)	29.9	31.4	—	31.4
Other & product liability	**158.6**	(36.6)	195.2	183.1	—	183.1
Other commercial	**3.6**	(0.8)	4.4	5.2	—	5.2
Total business	**336.9**	(77.7)	414.6	410.9	—	410.9
Specialty insurance segment	**265.7**	(61.4)	327.1	122.1	124.1	246.2
Total losses and loss expenses payable, net of reinsurance recoverable on losses and loss expenses payable	**$881.6**	(203.4)	1,085.0	874.2	124.1	998.3

(1) The December 31, 2011 loss and loss expenses payable balance has been adjusted for comparative purposes to reflect the loss and loss expenses payable prior to being ceded to the Mutual Pooled Companies due to the December 31, 2011 pooling change.

(2) The December 31, 2010 loss and loss expenses payable balance has been adjusted for comparative purposes to reflect the loss and loss expenses payable assumed from the Rockhill Insurers due to the January 1, 2011 pooling change.

The loss and loss expenses payable at December 31, 2011 increased $7.4 million from the loss and loss expenses payable at December 31, 2010. There was an increase of $86.3 million when comparing the loss and loss expenses payable at December 31, 2011, assuming no impact from the December 31, 2011 pooling change, to the loss and loss expenses payable on a pro forma basis at December 31, 2010. This increase was primarily due to growth in the specialty insurance segment, and reserve increases in the specialty insurance segment related to large losses in the commercial auto line of business and certain life time disability claims in the workers' compensation line of business. We conduct quarterly reviews of loss development reports and make judgments in determining the reserves for ultimate losses and loss expenses payable. Several factors are considered by us when estimating ultimate liabilities including consistency in relative case reserve adequacy, consistency in claims settlement practices, recent legal developments, historical data, actuarial projections, accounting projections, exposure changes, anticipated inflation, current business conditions, catastrophe developments, late reported claims, and other reasonableness tests.

The risks and uncertainties inherent in our estimates include, but are not limited to, actual settlement experience different from historical data, trends, changes in business and economic conditions, court decisions creating unanticipated liabilities, ongoing interpretation of policy provisions by the courts, inconsistent decisions in lawsuits regarding coverage and additional information discovered before settlement of claims. Our results of operations and financial condition could be impacted, perhaps significantly, in the future if the ultimate payments required to settle claims vary from the liability currently recorded.

Acquisition and Operating Expenses

Our GAAP expense ratio was 33.7% in 2011 compared to 33.8% and 34.1% in 2010 and 2009, respectively.

Investment Operations Segment

Our investment portfolio and the investment portfolios of other members of the State Auto Group are managed by our subsidiary, Stateco. Stateco utilizes its own personnel to invest in fixed maturities and large-cap equities and outside investment managers to invest in small-cap equities and international funds. The Investment Committee (the "Committee") of our Board of Directors establishes the investment policies to be followed by Stateco. Our primary investment objectives are to maintain adequate liquidity and capital to meet our responsibilities to policyholders; grow long term economic surplus, thereby increasing our capital position; provide a consistent level of income to support operations; and manage investment risk. Our current investment strategy does not rely on the use of derivative financial instruments.

Our decision to make a specific investment is influenced primarily by the following factors: (a) investment risks; (b) general market conditions; (c) relative valuations of investment vehicles; (d) general market interest rates; (e) our liquidity requirements at any given time; and (f) our current federal income tax position and relative spread between after tax yields on tax exempt and taxable fixed maturity investments.

We have investment policy guidelines with respect to purchasing fixed maturity investments for our insurance subsidiaries which preclude investments in bonds that are rated below investment grade by a recognized rating service. For the insurance subsidiaries, the maximum investment in any single note or bond is limited to 5.0% or less of statutory assets, other than obligations of the U.S. government or government agencies, for which there is no limit. Our fixed maturity portfolio is composed of high quality, investment grade issues, comprised almost entirely of debt issues rated AAA or AA. At December 31, 2011, there were no fixed maturity investments rated below investment grade in our available-for-sale investment portfolio.

Our internally managed equity portfolio invests in U.S. large-cap, dividend-paying companies across many different industries selected based upon their potential for appreciation as well as ability to continue paying dividends. This diversification across companies and industries reduces volatility in the value of the large-cap equity portfolio. In addition, our investment policy guidelines limit the purchase of a specific stock to no more than 2% of the market value of the stock at the time of purchase, and no single equity holding should exceed 5% of the total equity portfolio.

Our externally managed equity portfolios invest in U.S. small-cap equities and international funds. These managers are permitted to manage the portfolios according to their own respective portfolio objectives. In selecting our outside investment managers we confirm that their portfolio objectives, including risk tolerance, are acceptable to us. However, there may be slight differences in their objectives with respect to dividend payments and other constraints that we apply to our large-cap equity holdings.

Diversifying our portfolio into small-cap equities and international equity funds was designed to achieve a greater total return with reduced volatility. We believe that in most market cycles, diversification of the portfolio will be beneficial to us, and we plan to continue to maintain a diversified portfolio.

At December 31, 2011, our investments in fixed maturities, equity securities and certain other invested assets were held as available-for-sale and carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are included as a separate component of stockholders' equity as accumulated other comprehensive income (loss) and as such are not included in the determination of net income (loss).

Composition of Investment Portfolio

The following table sets forth the composition of our investment portfolio at carrying value at December 31, 2011 and 2010:

($ millions)	**December 31, 2011**	**% of Total**	December 31, 2010	% of Total
Cash and cash equivalents	**$ 356.0**	**13.8**	$ 88.3	3.7
Fixed maturities, at fair value:				
Fixed maturities	**1,674.5**	**64.8**	1,705.2	71.2
Treasury inflation-protected securities	**260.4**	**10.1**	195.5	8.2
Total fixed maturities	**1,934.9**	**74.9**	1,900.7	79.4
Notes receivable from affiliate[(1)]	**70.0**	**2.7**	70.0	2.9
Equity securities, at fair value:				
Large-cap securities	**122.1**	**4.7**	211.1	8.8
Small-cap securities	**45.2**	**1.7**	45.1	1.9
Total equity securities	**167.3**	**6.4**	256.2	10.7
Other invested assets, at fair value:				
International instruments	**52.6**	**2.0**	75.3	3.1
Other invested assets	**4.6**	**0.2**	4.4	0.2
Total other invested assets, at fair value	**57.2**	**2.2**	79.7	3.3
Other invested assets, at cost	**0.5**	**0.0**	0.5	0.0
Total portfolio	**$2,585.9**	**100.0**	$2,395.4	100.0

(1) In May 2009, we entered into two separate Credit Agreements with State Auto Mutual. Under these Credit Agreements, State Auto Mutual borrowed a total of $70.0 million from us on an unsecured basis. Interest is payable semi-annually at a fixed annual interest rate of 7.00%. Principal is payable May 2019.

The following table sets forth the amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2011:

($ millions)	Amortized Cost	Fair Value
Due in 1 year or less	**$ 41.3**	**41.7**
Due after 1 year through 5 years	**360.1**	**375.8**
Due after 5 years through 10 years	**520.6**	**562.9**
Due after 10 years	**504.5**	**544.3**
U.S. government agencies residential mortgage-backed securities	**390.8**	**410.2**
Total	**$1,817.3**	**1,934.9**

Expected maturities may differ from contractual maturities as issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

At December 31, 2011, our equity portfolio consisted of approximately 51 different large-cap stocks and 72 small-cap stocks. The largest single position was 2.9% of the equity portfolio based on fair value, and the top ten positions accounted for 22.5% of the equity portfolio. At December 31, 2010, our equity portfolio consisted of approximately 65 different large-cap stocks and 75 small-cap stocks. The largest single position was 2.7% of the equity portfolio based on fair value and the top ten positions account for 20.8% of the equity portfolio. Since our equity portfolio consists primarily of large-cap value-oriented stocks, with a small allocation to small-cap equities, when large-cap stocks and/or value-oriented stocks perform well our equity portfolio typically performs well compared to benchmarks. Conversely, when growth stocks outperform value and/or small- to mid-cap stocks outperform large-cap stocks, our equity portfolio does not perform as well compared to benchmarks.

Market Risk

Our primary market risk exposures are to changes in market prices for equity securities and changes in interest rates and credit ratings for fixed maturity securities. Our fixed maturity securities are subject to interest rate risk whereby the value of the securities varies as market interest rates change. We manage this risk by closely monitoring the duration of the fixed maturity portfolio. The duration of the fixed maturity portfolio was approximately 3.71 and 5.01 as of December 31, 2011 and 2010, respectively. The following table sets forth our interest rate risk and the effects of a parallel change in interest rates on the fair value of the available-for-sale fixed maturity portfolio at December 31, 2011:

($ millions)	Fair Value				
	-200 bps Change	-100 bps Change	Actual	+100 bps Change	+200 bps Change
Fixed maturities:					
U.S. treasury securities and obligations of U.S. government agencies	$ 498.3	481.4	468.7	449.8	433.2
Obligations of states and political subdivisions	875.6	844.1	811.2	773.8	732.2
Corporate securities	271.2	259.2	244.8	236.9	226.8
U.S. government agencies residential mortgage-backed securities	419.8	417.6	410.2	398.3	383.3
Balance as of December 31, 2011	$2,064.9	2,002.3	1,934.9	1,858.8	1,775.5

This table summarizes only the effects that a parallel change in interest rates could have on the fixed maturity portfolio. Changes in rates would also change the value of our liabilities and possibly other financial assets. We caution the reader that this analysis does not take into account nonparallel changes in interest rates. It is likely that some rates would increase or decrease more than others depending upon market conditions at the time of the change. This nonparallel change would alter the value of the fixed maturity portfolio. The analysis is also limited in that it does not take into account any actions that might be taken by us in response to these changes. As a result, the actual impact of a change in interest rates and the resulting fixed maturity values may differ significantly from what is shown in the table.

We believe that the fixed maturity portfolio's exposure to credit risk is minimal as approximately 91.3% of the bonds we own are rated AA or better. We do not intend to change our investment policy on the quality of our fixed maturity investments. The fixed maturity portfolio is managed in a laddered-maturity style and considers business mix and liability payout patterns to ensure adequate cash flow to meet claims as they are presented. We also manage liquidity risk by maintaining sufficient cash balances, owning some agency and U.S. Treasury securities at all times, purchasing bonds of major issuers, and purchasing bonds that are part of a medium or large issue. The fixed maturity portfolio does not have any direct exposure to either exchange rate risk or commodity risk. We do not rely on the use of derivative financial instruments. To provide us greater flexibility in order to manage our market risk exposures, we categorize our fixed maturities as available-for-sale. We do not maintain a trading portfolio.

We have no mortgage backed securities in our fixed maturity portfolio which may be labeled sub-prime mortgage backed securities. We invest only in conventional mortgage backed securities issued by a federal agency or that are U.S. Government guaranteed. Specifically, approximately $410.2 million or 19.0% of our available-for-sale investment portfolio as of December 31, 2011, were in either Ginnie Mae pools, which are guaranteed by the full faith and credit of the U.S. Government, or Fannie Mae or Freddie Mac pools. In 2008, both Fannie Mae and Freddie Mac received additional U.S. Government backing when they were placed into conservatorship.

Our fixed maturity investment portfolio at December 31, 2011 included obligations of states and political subdivisions with a total carrying value of $811.2 million. $334.2 million of these securities, or 41.2% of our municipal securities portfolio ("Muni Portfolio"), were enhanced by third party monoline insurers (a "Credit Enhancement") for the payment of principal and interest in the event of an issuer default. A Credit Enhancement is not a primary consideration to us when purchasing a municipal security, as we consider the underlying credit quality of the security as the primary rating factor in our evaluation process. Of the total $811.2 million of municipal securities in our investment portfolio at December 31, 2011, 93.7% were rated AA or better, without the benefit of a Credit Enhancement. We do not believe that a loss of a Credit Enhancement would have a material adverse impact on our results of operations, financial position or liquidity, due to the underlying strength of the issuers of the securities, as well as our ability and intent to hold the securities. In addition, as of December 31, 2011, we had no direct investment in any guarantor including any bond insurer.

The following table sets forth the credit ratings of our municipal securities, excluding Credit Enhancements, based on ratings by nationally recognized rating agencies at December 31, 2011:

Rating *($ millions)*	**Total fair value**	**%**
AAA*	**$240.3**	**29.6**
AA	**520.1**	**64.1**
A	**43.7**	**5.4**
Other	**7.1**	**0.9**
Total	**$811.2**	**100.0**

* Our AAA rating category includes securities which have been either pre-funded or escrowed to maturity.

The following table sets forth the composition of the insurers providing Credit Enhancements, along with the corresponding underlying credit rating of the issuer of the security, at December 31, 2011:

Monoline Insurer / Underlying Rating

($ millions)	Total fair value
Assured Guaranty Municipal Corp. (formerly FSA):	
AAA	**$ 18.1**
AA	**130.6**
A	**10.6**
Other	**6.5**
	165.8
AMBAC:	
AAA	**9.8**
AA	**55.9**
A	**15.2**
	80.9
FGIC:	
AAA	**4.0**
AA	**0.3**
	4.3
National Public Finance Guarantee (formerly MBIA):	
AAA	**8.0**
AA	**66.6**
A	**5.6**
Other	**0.7**
	80.9
XLCA:	
A	**2.3**
Total municipal securities enhanced by third party monoline insurers	**$334.2**

We believe our Muni Portfolio is well diversified by issuer and state. We have 10.0% invested in securities which have been either pre-refunded or escrowed to maturity bonds. Within the non pre-refunded and escrowed to maturity portfolio, no single issuer comprises more than 5% of the portfolio and no more than 10% of the portfolio is concentrated in any one state. We believe our Muni Portfolio is invested within the strongest sectors of the municipal bond market. 31.3% of our municipal bonds are general obligation bonds or other tax-backed bonds. The majority of the remaining Muni Portfolio consists of revenue bonds. Our credit research is an important part of our investment management process, and we continually monitor all holdings for any signs of deterioration. We believe that our municipal holdings will maintain their high credit quality and that the issuers will be able to make all principal and interest payments as they come due.

In 2011, there continued to be a high level of call activity with respect to both our tax exempt and taxable bonds due to the low interest rate environment. During 2010, the level of call activity in our fixed maturity portfolio increased when compared to 2009. The proceeds from the call, maturity or sale of securities within our Muni Portfolio, which are long duration, tax exempt securities, have been reinvested into shorter duration, taxable fixed income securities with lower rates of return.

As of December 31, 2011, our large-cap equity portfolio had a beta of 1.00 using the S&P 500 Index as a benchmark. Beta estimates the degree the portfolio's price will fluctuate based on a given movement in the market index. The following table sets forth what changes might occur in the value of the large-cap equity portfolio given a change in the S&P 500 Index at December 31, 2011:

Fair value ($ millions)	$146.6	$134.4	$122.1	$109.9	$97.7
Change in S&P 500 Index	+20%	+10%	0	-10%	-20%
Value as % of original value	120%	110%	100%	90%	80%

The above analysis is limited in that it does not take into account any actions that might be taken by us in response to these changes. As a result, the actual impact of a change in equity market prices and the resulting equity values may differ significantly from what is shown in the table. By investing in mostly large-cap issues we hope to limit liquidity risk in the equity portfolio. The large-cap equity portfolio does not have any direct exposure to exchange rate risk since we do not directly hold any foreign stocks. We constantly monitor the equity portfolio holdings for any credit risk issues that may arise. We do not invest in any commodity futures or commodity oriented mutual funds.

At December 31, 2011, we have two international funds, Fund 1 and Fund 2, which are included in other invested assets available-for-sale. Fund 1 and Fund 2 had betas of 0.68 and 0.85, respectively, using the MSCI EAFE Index as a benchmark. Beta estimates the degree the portfolio's price will fluctuate based on a given movement in the index. The following tables set forth what changes might occur in the values of Funds 1 and 2 given a change in the MSCI EAFE Index at December 31, 2011:

Fund 1					
Fair value *($ millions)*	$25.6	$24.1	$22.6	$21.0	$19.5
Change in MSCI EAFE Index	+20%	+10%	0	-10%	-20%
Value as % of original value	114%	107%	100%	93%	86%

Fund 2					
Fair value *($ millions)*	$35.1	$32.6	$30.0	$27.5	$24.9
Change in MSCI EAFE Index	+20%	+10%	0	-10%	-20%
Value as % of original value	117%	109%	100%	92%	83%

The above analysis does not take into account any actions that might be taken by the portfolio managers in response to these changes. As a result, the actual impact of a change in international equity market prices and the resulting international equity values may differ significantly from what is shown in the tables above.

Investment Operations Revenue

The following table sets forth the components of net investment income for the years ended December 31, 2011, 2010 and 2009:

($ millions)	Year Ended December 31		
	2011	2010	2009
Gross investment income:			
Fixed maturities	**$ 77.0**	$ 71.7	$ 75.7
Equity securities	**4.9**	5.4	3.5
Other	**5.7**	5.8	4.9
Total gross investment income	**87.6**	82.9	84.1
Less: Investment expenses	**2.2**	2.1	2.0
Net investment income	**$ 85.4**	$ 80.8	$ 82.1
Average invested assets (at cost)	**$2,392.3**	$2,235.7	$2,117.0
Annualized investment yield	**3.6%**	3.6%	3.9%
Annualized investment yield, after tax	**2.8%**	2.9%	3.3%
Net investment income, after tax	**$ 66.9**	$ 65.7	$ 70.5
Effective tax rate	**21.7%**	18.7%	14.1%

Our investment operations revenue was primarily impacted by the following factors.

- The amortized cost value of our Treasury Inflation-Protected Securities ("TIPS") increased to $231.4 million for the year ended December 31, 2011, as compared to $187.6 million and $137.0 million for the same 2010 and 2009 periods, respectively. The income earned on our TIPS securities, which is dependent on changes in the CPI Index, increased by $6.6 million in 2011 when compared to the same 2010 period, and decreased by $2.7 million in 2010 when compared to the same 2009 period.
- The amount of interest earned on our fixed maturity securities declined due to a portfolio shift to holding more taxable bonds with shorter durations and lower rates of return and fewer long duration tax exempt bonds earning higher rates of return. The call activity level on our tax exempt portfolio in 2011 and 2010, as previously discussed, contributed to this portfolio shift.
- The current environment of lower interest rates has also impacted the amount of interest earned on our fixed maturity portfolio. As our higher yielding bonds mature or are called by the issuers, such as in our tax exempt portfolio, the proceeds from these bonds are being reinvested at a lower interest rate.
- In 2011, we sold several of our equity securities for several reasons, including managing our equity holdings to be consistent with our investment policy, responding to negative outlooks, achieving our price targets, as well as to accumulate cash to be in a position to settle the transfers related to the December 31, 2011 pooling change with the Mutual Pooled Companies in early 2012. In 2010, in order to offset the decline in interest earned on our fixed maturity securities and to improve yield and cash flows, we began to hold more high dividend paying equities when compared to 2009.
- For the years ended December 31, 2011, 2010 and 2009, interest earned on notes receivable from affiliate was $4.9 million, $4.9 million, and $3.1 million, respectively. Our Credit Agreements with State Auto Mutual were entered into during the second quarter of 2009.

The following table sets forth realized gains (losses) and the proceeds received on sale for our investment portfolio for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**		2010		2009	
	Realized gains (losses)	**Proceeds received on sale**	Realized gains (losses)	Proceeds received on sale	Realized gains (losses)	Proceeds received on sale
Realized gains:						
Fixed maturities	**$ 4.4**	**167.6**	2.4	93.6	5.9	322.2
Equity securities	**41.7**	**152.9**	15.8	65.7	4.8	19.2
Other invested assets	**3.9**	**20.8**	—	—	—	—
Total realized gains	**50.0**	**341.3**	18.2	159.3	10.7	341.4
Realized losses:						
Fixed maturities—Sales	**—**	**—**	—	—	—	1.6
Equity securities:						
Sales	**(5.3)**	**28.0**	(3.1)	20.3	(6.9)	14.8
OTTI	**(6.6)**	**—**	(3.6)	—	(9.0)	—
Other invested assets—OTTI	**—**	**—**	(0.5)	—	—	—
Other invested assets, at fair value—OTTI	**—**	**—**	—	—	—	—
Total realized losses	**(11.9)**	**28.0**	(7.2)	20.3	(15.9)	16.4
Net realized gain (loss) on investments	**$ 38.1**	**369.3**	11.0	179.6	(5.2)	357.8

Equity sales were executed for various reasons in 2011, 2010 and 2009, including: (i) in response to negative outlook announcements or changes in business conditions which in our opinion diminished the future business prospects of certain securities, (ii) in response to achievement of our price targets for certain securities, and (iii) in order to manage our equity holdings to be consistent with our investment policy.

When a fixed maturity security has been determined to have an other-than-temporary decline in fair value, the impairment charge is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to non-credit factors, which is recognized in accumulated other comprehensive income (loss). See "Critical Accounting Policies—Investments" included in this Item 7 for OTTI impairment indicators. Future increases or decreases in fair value, if not other-than-temporary, are included in accumulated other comprehensive income (loss). We did not recognize OTTI on our fixed maturity portfolio during 2011, 2010 and 2009.

When an equity security or other invested asset has been determined to have a decline in fair value that is other-than-temporary, we adjust the cost basis of the security to fair value. See "Critical Accounting Policies – Investments" included in this Item 7 for OTTI impairment indicators. This results in a charge to earnings as a realized loss, which is not reversed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other-than-temporary, are included in accumulated other comprehensive income (loss).

The following table sets forth the realized losses related to OTTI on our investment portfolio recognized for the year ended December 31, 2011:

($ millions)	Number of positions	Total impairment
Equity Securities:		
Large-cap securities	4	$(1.0)
Small-cap securities	60	(5.6)
Total OTTI	64	$(6.6)

Gross Unrealized Investment Gains and Losses

Based upon our review of our investment portfolio at December 31, 2011, we determined that there were no individual investments with an unrealized holding loss that had a fair value significantly below cost continually for more than one year. The following table sets forth detailed information on our available-for-sale investment portfolio by lot at fair value for our gross unrealized holding gains (losses) at December 31, 2011:

($ millions, except number of positions)	Cost or amortized cost	Gross unrealized holding gains	Number of gain positions	Gross unrealized holding losses	Number of loss positions	Fair value
Fixed Maturities:						
U.S. treasury securities and obligations of U.S. government agencies	$ 433.8	$ 35.0	89	$(0.1)	4	$ 468.7
Obligations of states and political subdivisions	761.3	50.0	336	(0.1)	5	811.2
Corporate securities	231.4	13.7	83	(0.3)	9	244.8
U.S. government agencies residential mortgage-backed securities	390.8	20.3	128	(0.9)	17	410.2
Total fixed maturities	1,817.3	119.0	636	(1.4)	35	1,934.9
Equity Securities:						
Large-cap securities	106.4	18.9	41	(3.2)	10	122.1
Small-cap securities	35.3	9.9	72	—	—	45.2
Total equity securities	141.7	28.8	113	(3.2)	10	167.3
Other invested assets	48.6	8.6	3	—	—	57.2
Total available-for-sale investments	$2,007.6	$156.4	752	$(4.6)	45	$2,159.4

The following table sets forth our unrealized holding gains by investment type, net of deferred tax that was included as a component of accumulated comprehensive income (loss) at December 31, 2011 and 2010, and the change in unrealized holding gains, net of deferred tax, for the year ended December 31, 2011:

($ millions)	**December 31, 2011**	December 31, 2010	$ Change
Available-for-sale investments			
Unrealized gains:			
Fixed maturities	**$117.6**	38.4	79.2
Equity securities	**25.6**	56.0	(30.4)
Other invested assets	**8.6**	15.3	(6.7)
Unrealized gains	**151.8**	109.7	42.1
Deferred federal income tax liability	**(53.1)**	(38.4)	(14.7)
Unrealized gains, net of tax	**$ 98.7**	71.3	27.4

Fair Value Measurements

We primarily use one independent nationally recognized pricing service in developing fair value estimates. We obtain one price per security, and our processes and control procedures are designed to ensure the value is accurately recorded on an unadjusted basis. Through discussions with the pricing service, we gain an understanding of the methodologies used to price the different types of securities, that the data and the valuation methods utilized are appropriate and consistently applied, and that the assumptions are reasonable and representative of fair value. To validate the reasonableness of the valuations obtained from the pricing service, we compare to other fair value pricing information gathered from other independent pricing sources. See Note 3, "Fair Value of Financial Instruments" to our consolidated financial statements included in Item 8 of this Form 10-K for a presentation of our available-for-sale investments within the fair value hierarchy at December 31, 2011.

As of December 31, 2011, Level 3 assets as a percentage of total assets were 0.1%, which we have determined to be insignificant.

Other Items

Income Taxes

For the year ended December 31, 2011, federal income tax expense was $37.5 million compared to a tax expense of less than $0.1 million and a tax benefit of $(23.0) million for the same 2010 and 2009 periods, respectively. The effective tax rate for 2011 of (34)% differs from the statutory rate of 35% principally because of the valuation allowance that was established during 2011. A valuation allowance of $91.2 million was held at December 31, 2011, with a corresponding charge to total tax expense for the year ended December 31, 2011.

See "Critical Accounting Policies—Deferred Income Taxes" included in this Item 7. See Note 8, "Federal Income Taxes" to our consolidated financial statements included in Item 8 of this Form 10-K for a reconciliation between our actual federal income tax expense (benefit) and the amount computed at the indicated statutory rate for the years ended December 31, 2011, 2010 and 2009.

LIQUIDITY AND CAPITAL RESOURCES

General

Liquidity refers to our ability to generate adequate amounts of cash to meet our short- and long-term needs. Our primary sources of cash are premiums, investment income, investment sales and the maturity of fixed income security investments. The significant outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt and investment purchases. The cash outflows may vary due to uncertainties regarding settlement of large losses or catastrophe events. As a result, we continually monitor our investment and reinsurance programs to ensure they are appropriately structured to enable the insurance subsidiaries to meet anticipated short- and long-term cash requirements without the need to sell investments to meet fluctuations in claim payments.

Liquidity

Our insurance subsidiaries must have adequate liquidity to ensure that their cash obligations are met. However, the STFC Pooled Companies do not have the daily liquidity concerns normally associated with an insurance company due to their participation in, and the terms of, the Pooling Arrangement. Under the terms of the Pooling Arrangement, State Auto Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the STFC Pooled Companies and the other pool participants, and then it settles the intercompany balances generated by these transactions with the pool participants within 45 days following each quarter end. We believe this provides State Auto Mutual with sufficient liquidity to pay losses and expenses of our insurance operations on a timely basis. When settling the intercompany balances, State Auto Mutual provides the pool participants with full credit for the premiums written net of losses paid during the quarter, retaining all receivable amounts from insureds and agents and reinsurance recoverable on paid losses from unaffiliated reinsurers. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by State Auto Mutual and allocated to the pool participant on the basis of its pooling percentage. As a result, we have an off-balance sheet credit risk related to the balances due to State Auto Mutual from insureds, agents and reinsurers, which are offset by the unearned premiums from the respective policies. While the total amount due to State Auto Mutual from policyholders and agents is significant, the individual amounts due are relatively small at the policyholder and agency level. Based on historical data, this credit risk exposure is not considered to be material to our financial position, though the impact to income on a quarterly basis may be material. The State Auto Group mitigates its exposure to this credit risk through its in-house collections unit for both personal and commercial accounts which is supplemented by third party collection service providers. The amounts deemed uncollectible by State Auto Mutual and allocated to the STFC Pooled Companies are included in the other expenses line item in the accompanying consolidated statements of income.

We generally manage our cash flows through current operational activity and maturing investments, without a need to liquidate any of our other investments. However, should our written premiums decline or paid losses increase significantly, or a combination thereof, our cash flows from operations could be impacted requiring us to liquidate investments at losses. This action was not necessary in 2011, 2010 or 2009 despite the increased level of catastrophe losses.

Net cash provided by operating activities was \$43.0 million, \$131.4 million and \$110.5 million for 2011, 2010 and 2009, respectively. Net cash from operations will vary from period to period if there are significant changes in underwriting results, primarily a combination of the level of premiums written and loss and loss expenses paid, changes in cash flows from investment income or federal income tax activity. The decrease in net cash provided by operating activities for the year ended December 31, 2011 was driven by the significant increase in the level of loss and loss expenses paid due to the record level of catastrophe losses that occurred in 2011. The 2011 and 2010 operational cash activity included cash inflows of \$69.1 million and \$3.7 million, respectively, due to pooling changes.

During 2011, 2010 and 2009, as permitted by regulations of the Internal Revenue Service, we made cash contributions of \$15.0 million, \$13.0 million and \$15.0 million, respectively, to our defined benefit pension plan on behalf of our employees. The actuarially determined contribution to our defined benefit pension plan ranges from the minimum amount we would be required to contribute to the maximum amount that would be tax deductible. Amounts contributed in excess of the minimum are deemed voluntary while amounts in excess of the maximum would be subject to an excise tax and may not be deductible for tax purposes. Amounts paid in each of these three years were within the minimum and maximum funding amounts that would be deductible for tax purposes. The actuarially determined funding amount to the plan is generally not determined until the second quarter with respect to the contribution year, though we currently expect to make a minimum cash contribution to our defined benefit pension plan up to $13.0 million during 2012. For a further discussion regarding our defined benefit pension plan, see "Critical Accounting Policies—Pension and Postretirement Benefit Obligations" included in this Item 7.

Net cash provided by investing activities was $246.2 million in 2011 compared to net cash used in investing activities of $112.6 million and $150.2 million in 2010 and 2009, respectively. The following factors significantly contributed to the fluctuations between those years:

- In 2011, we sold equity securities and certain fixed maturity securities in order to accumulate cash to be in a position to settle the transfers related to the December 31, 2011 pooling change with the Mutual Pooled Companies in early 2012.
- In 2011, we had a cash inflow of $13.2 million, primarily related to our sale of SA National, compared to a cash outflow of $7.5 million in 2010. The amount paid in 2010 approximated SA National's cash position on that date.
- At the beginning of 2009, we held higher levels of cash as a result of our conservative approach to investing as markets weakened in the last half of 2008 and because of our need to pay claims associated with the higher level of catastrophes occurring during the second half of 2008. During 2009, as markets improved and claim activity returned to more normal levels after Hurricane Ike, we began reinvesting as opportunities arose. In addition, we made a $70.0 million loan to State Auto Mutual in 2009.

Borrowing Arrangements

Credit Agreement

State Auto Financial has a $100.0 million unsecured revolving credit facility with a syndicate of lenders which matures in September 2016 (the "Credit Facility"). During the term of the Credit Facility, we have the right to increase the total facility to a maximum amount of $150.0 million, provided that no event of default has occurred and is continuing. The Credit Facility is available for general corporate purposes and provides for interest-only payments during its term, with principal and interest due in full at maturity. Interest is based on LIBOR or a base rate plus a calculated margin amount. The Credit Facility includes certain covenants, including financial covenants that require us to maintain a minimum net worth and not exceed a certain debt to capitalization ratio. As of December 31, 2011, State Auto Financial had not made any borrowings and was in compliance with all of its covenants.

Senior Notes

State Auto Financial has outstanding $100.0 million of unsecured Senior Notes due November 2013. The Senior Notes bear interest at a fixed rate of 6.25% per annum, which is payable each May 15 and November 15. The Senior Notes are general unsecured obligations ranking senior to all existing and future subordinated indebtedness and equal with all existing and future senior indebtedness. The Senior Notes are not guaranteed by any of State Auto Financial's subsidiaries and thereby are effectively subordinated to all State Auto Financial's subsidiaries' existing and future indebtedness.

Subordinated Debentures

State Auto Financial's Delaware business trust subsidiary (the "Capital Trust") has outstanding $15.0 million liquidation amount of capital securities, due 2033. In connection with the Capital Trust's issuance of the capital securities and the related purchase by State Auto Financial of all of the Capital Trust's common securities (liquidation amount of $0.5 million), State Auto Financial has issued to the Capital Trust $15.5 million aggregate principal amount of unsecured Floating Rate Junior Subordinated Debt Securities due 2033 (the "Subordinated Debentures"). The sole assets of the Capital Trust are the Subordinated Debentures and any interest accrued thereon. Interest on the Capital Trust's capital and common securities is payable quarterly at a rate equal to the three-month LIBOR rate plus 4.20%, adjusted quarterly. The applicable interest rates for December 31, 2011 and 2010 were 4.73% and 4.50%, respectively.

Notes Payable Summary

The following table sets forth our notes payable at December 31, 2011:

($ millions)	Carrying Value	Fair Value	Interest Rate
Senior Notes due 2013: issued $100.0 million, November 2003 with fixed interest	**$100.9**	**$100.3**	**6.25%**
Subordinated Debentures due 2033: issued $15.5 million, May 2003 with variable interest adjusting quarterly	**15.5**	**15.5**	**4.73%**
Total notes payable	**$116.4**	**$115.8**	

Related to our notes payable, our primary market risk exposure is to the change in interest rates and our credit rating. For a discussion regarding our credit ratings see "Credit and Financial Strength Ratings" included in this Item 7. Based upon the notes payable carrying value at December 31, 2011, we had $15.5 million notes payable with variable interest and $100.9 million notes payable with interest fixed at 6.25%, which equated to approximately 13.3% variable interest debt and 86.7% fixed interest debt. Our decision to obtain fixed versus variable interest rate debt is influenced primarily by the following factors: (a) current market interest rates; (b) anticipated future market interest rates; (c) availability of fixed versus variable interest instruments; and (d) our currently existing notes payable fixed and variable interest rate position. See our contractual obligations table included in "Contractual Obligations" included in this Item 7.

Reinsurance Arrangements

Members of the State Auto Group follow the customary industry practice of reinsuring a portion of their exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce net liability on individual risks or for individual loss occurrences, including catastrophic losses. Although reinsurance does not legally discharge the individual members of the State Auto Group from primary liability for the full amount of limits applicable under their policies, it does make the assuming reinsurer liable to the extent of the reinsurance ceded.

Homeowners Quota Share Reinsurance Arrangement

On December 31, 2011, the State Auto Group entered into the HO QS Arrangement, which is a three-year quota share reinsurance agreement covering our homeowners book of business. Under the HO QS Arrangement, the State Auto Group cedes to reinsurers 75% of its homeowners business under policies in force at the effective date and new and renewal policies thereafter issued during the term of the agreement. The HO QS Arrangement remains in place until December 31, 2014. A reinsurer may terminate its participation in the HO QS Arrangement upon the occurrence of certain events, including, without limitation, if the policyholders' surplus of the State Auto Group is reduced by more than 25% from the amount of its surplus as of September 30, 2011 or the State Auto Group is assigned an A.M. Best rating below A-.

Under the HO QS Arrangement, the State Auto Group receives a 29.0% commission on all premiums ceded to the reinsurers during the term of the agreement. Subject to the terms and conditions of the HO QS Arrangement, the State Auto Group may receive a profit commission.

The HO QS Arrangement provides the reinsurers with certain contractual rights in the event of a "material adverse change," as defined in the agreement, occurs to the State Auto Group. For example, the reinsurers may request the revision or renegotiation of certain terms of the agreement if the State Auto Group's homeowners exposure growth exceeds specified levels or if the State Auto Group makes significant underwriting, claim handling or business mix changes that adversely impact the business reinsured under the agreement. In the event the parties do not agree on revised terms, the reinsurers may cancel the HO QS Arrangement. Under the material adverse change provisions, the reinsurers may reduce the ceding commission proportionally in the event the homeowners rate changes implemented fall short of our pricing plan by more than certain stipulated contractual amounts.

Under the HO QS Arrangement, the reinsurers have agreed to accept 75% of the State Auto Group's subject homeowners net liability. The liability of the reinsurers will not exceed any of the following: $3.0 million as to any one risk with respect to property losses; $2.0 million as to any one insured with respect to liability losses; $55.0 million as to all losses arising from any one loss occurrence; 50% of the ceded net earned premium for the first contract year with respect to all losses arising from all catastrophe loss occurrences commencing during the first contact year, subject to an amount not to exceed $181.0 million for the first contract year; 40% of the ceded net earned premium for the second contract year with respect to all losses arising from all catastrophe loss occurrences commencing during the second contact year, subject to an amount not to exceed $150.0 million for the second contract year; 30% of the ceded net earned premium for the third contract year with respect to all losses arising from all catastrophe loss occurrences commencing during the third contract year, subject to an amount not to exceed $117.0 million for the third contract year; or 34% of the ceded net earned premium for the term of the agreement with respect to all losses arising from all catastrophe loss occurrences commencing during the term of the agreement, subject to an amount not to exceed $380.0 million for the term of the contract. A "catastrophe loss occurrence" is defined as any one loss occurrence which has been assigned a catastrophe number by the ISO PCS. We believe this reinsurance arrangement reduces risk and volatility in the homeowners line of business and to our overall book of business while providing us with additional catastrophe protection.

Other Reinsurance Arrangements

Each member of the State Auto Group is party to working reinsurance treaties for casualty, workers' compensation and property lines with several reinsurers arranged through reinsurance intermediaries. These agreements are described in more detail below. We have also secured other reinsurance to limit the net cost of large loss events for certain types of coverage written in certain companies, including reinsurance covering umbrella liability losses up to a limit of $10.0 million with a maximum of $0.6 million retention. The State Auto Group also makes use of facultative reinsurance for unique risk situations. The State Auto Group also participates in state insurance pools and associations. In general, these pools and associations are state sponsored and/or operated, impose mandatory participation by insurers doing business in that state, and offer coverage for hard-to-place risks at premium rates established by the state sponsor or operator, thereby transferring risk of loss to the participating insurers in exchange for premiums which may not be commensurate with the risk assumed.

We also maintain certain reinsurance agreements to provide protection tailored to the specialized risks written through our Rockhill specialty insurance unit.

Property Catastrophe

Members of the State Auto Group maintain a property catastrophe excess of loss reinsurance agreement, covering catastrophe related events affecting at least two risks. On a combined basis, the members of the State Auto Group retain the first $55.0 million of catastrophe loss, each occurrence, with a 5% co-participation on the next $160.0 million of covered loss, each occurrence. The reinsurers are responsible for 95% of the excess over $55.0 million up to $215.0 million of covered losses, each occurrence. Our companies are responsible for losses above $215.0 million. The rates for this reinsurance are negotiated annually. Policies underwritten by the Rockhill specialty insurance unit are not subject to this property catastrophe excess of loss reinsurance agreement.

For property policies underwritten by our Rockhill specialty insurance unit, we maintain a property catastrophe excess of loss reinsurance agreement covering catastrophe related events affecting at least two risks.

Under this agreement, we retain the first $7.5 million of catastrophe loss, each occurrence, and the reinsurers are responsible for 100% of the excess over $7.5 million up to $85.0 million of covered loss, each occurrence. The rates for this reinsurance are negotiated annually.

Property Per Risk

The property per risk excess of loss reinsurance agreement provides that each company in the State Auto Group is responsible for the first $3.0 million of each covered loss, as well as an additional $2.0 million in aggregate retention per treaty year. The reinsurers are responsible for 100% of the excess over $3.0 million up to $20.0 million of covered loss. The rates for this reinsurance are negotiated annually. Policies underwritten by the Rockhill specialty insurance unit are not subject to this property per risk excess of loss reinsurance agreement.

For property policies underwritten by our Rockhill specialty insurance unit, we maintain a property surplus share agreement for wind-only insurance products. This agreement provides for a proportional share of losses on all coastal wind policies written with limits greater than $5.0 million and up to $10.0 million of covered loss and all non coastal wind policies written with limits greater than $10.0 million and up to $16.0 million of covered loss. The reinsurers' limit cannot exceed more than $5.0 million on any one risk. For property policies underwritten by our Rockhill specialty insurance unit, we also maintain a property per risk excess of loss reinsurance agreement for policies insuring certain other perils. Under this agreement, the Group is responsible for the first $1.0 million of each covered loss; the reinsurers are responsible for 100% of the excess over $1.0 million up to $15.0 million of covered loss. The rates for these reinsurance agreements are negotiated annually.

Property Catastrophe Aggregate

During 2010 and 2009, members of the State Auto Group were parties to the CAT Aggregate Agreement. The CAT Aggregate Agreement provided reinsurance coverage on an annual basis for certain qualifying catastrophic events, including certain events falling below the $55.0 million retention under the property catastrophe excess of loss reinsurance agreement discussed in the preceding paragraph. Events covered by the CAT Aggregate Agreement needed to be PCS numbered catastrophes, excluding earthquakes and named storms such as hurricanes and tropical storms. Of the thirty catastrophes from which we experienced losses during 2010, nine met the minimum $5.0 million requirement; however, in aggregate the total State Auto Group losses of $81.9 million related to the nine qualifying catastrophes did not exceed the State Auto Group's $90.0 million retention level in 2010. Six of the twenty-seven catastrophes experienced during 2009 met the minimum $5.0 million requirement and in aggregate exceeded the State Auto Group's $80.0 million retention level in 2009. The CAT Aggregate Agreement was not renewed for 2011.

Casualty

The casualty excess of loss reinsurance agreement provides that each company in the State Auto Group is responsible for the first $2.0 million of a covered loss. The reinsurers are responsible for 100% of the excess over $2.0 million up to $5.0 million of covered loss. Also, certain unusual claim situations involving bodily injury liability, property damage, uninsured motorist and personal injury protection are covered by an arrangement that provides for $10.0 million of coverage in excess of $5.0 million retention for each loss occurrence. This layer of reinsurance sits above the $3.0 million excess of $2.0 million arrangement. The rates for this reinsurance are negotiated annually. Policies underwritten by the Rockhill specialty insurance unit are not subject to this casualty excess of loss reinsurance agreement.

For certain casualty lines written through our Rockhill unit, we have a consolidated casualty treaty whereby we retain the first $1.0 million of covered loss and the reinsurers are responsible for 75% of the excess over $1.0 million up to $6.0 million per risk. The rates for this reinsurance are negotiated annually.

Effective October 1, 2011, we entered into a quota share reinsurance agreement for Management & Professional Liability arising out of certain classes of business underwritten in our Rockhill unit. For any subject losses, the treaty pays 40% of 100%, up to 40% of $10.0 million, or $4.0 million. The remaining loss amount is covered by the consolidated casualty reinsurance agreement.

Workers' Compensation

The workers' compensation excess of loss reinsurance agreement provides that each company in the State Auto Group is responsible for the first $1.0 million of covered loss, as well as an additional $1.0 million in aggregate retention per treaty year. The reinsurers are responsible for 100% of the excess over $1.0 million up to $10.0 million of covered loss. Net retentions under this agreement may be submitted to the casualty excess of loss agreement, subject to a limit of $2.0 million per loss occurrence. The rates for this reinsurance are negotiated annually.

In addition to the workers' compensation reinsurance described above, each company in the State Auto Group is party to an agreement which provides an additional layer of reinsurance for workers' compensation losses involving multiple workers. Subject to $10.0 million of retention, reinsurers are responsible for 100% of the excess over $10.0 million up to $20.0 million of covered loss. This coverage is subject to a "Maximum Any One Life" limitation of $10.0 million. This limitation means that losses associated with each worker may contribute no more than $10.0 million to covered loss under this agreement. The rates for this reinsurance are negotiated annually.

State Auto National

Concurrent with our sale of SA National, SA National's participation in the Pooling Arrangement was terminated, and we entered into a loss portfolio transfer and a 100% quota share reinsurance agreement on December 31, 2010, to assume liability for the pre- and post-closing book of business of SA National, including providing policy and claims service to SA National policyholders, until policies are renewed with the third party purchaser on such purchaser's systems during a transition period of up to six months following effective date of sale. This assumed business by us is subject to the Pooling Arrangement.

Contractual Obligations

The following table sets forth our significant contractual obligations at December 31, 2011:

($ millions)	Total	Due 1 year or less	Due 1-3 years	Due 3-5 years	Due after 5 years
Direct loss and ALAE reserves[1]	$ 931.1	372.0	307.8	111.7	139.6
Notes payable[2]:					
Senior Notes due 2013:					
issued $100.0, November 2003 with fixed interest[3]	100.0	—	100.0	—	—
Subordinated Debentures due 2033:					
issued $15.5, May 2003 with variable interest[4] adjusting quarterly	15.5	—	—	—	15.5
Total notes payable	115.5	—	100.0	—	15.5
Interest payable [2]:					
Senior Notes due 2013:					
issued $100.0, November 2003 with fixed interest[3]	12.5	6.3	6.2	—	—
Subordinated Debentures due 2033:					
issued $15.5, May 2003 with variable interest[4] adjusting quarterly	15.8	0.7	1.5	1.5	12.1
Total interest payable	28.3	7.0	7.7	1.5	12.1
Postretirement benefits	20.0	2.2	4.4	4.2	9.2
Pension funding[5]	76.0	14.2	29.5	25.3	7.0
Total	$1,170.9	395.4	449.4	142.7	183.4

[1] We derived expected payment patterns separately for the direct loss and ALAE reserves. Amounts included the STFC Pooled Companies net additional share of transactions assumed from State Auto Mutual through the Pooling Arrangement. For a

reconciliation of management's best estimate, see "Critical Accounting Policies – Losses and Loss Expenses Payable" included in this Item 7. These patterns were applied to the December 31, 2011, loss and ALAE payable to generate estimated annual incremental loss and ALAE payments for each subsequent calendar year. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) For a discussion of these debt instruments, see "Liquidity and Capital Resources—Borrowing Arrangements" included in this Item 7.

(3) The Senior Notes bear interest at a fixed rate of 6.25% per annum, which is payable each May 15 and November 15.

(4) Interest on the subordinated debentures was calculated using an interest rate equal to the three-month LIBOR rate at December 31, 2011 of 0.5269% plus 4.20%, or 4.7269%.

(5) These amounts are estimates of ERISA minimum funding levels based on adjustments to prior year assumptions for our defined benefit pension plan and do not represent an estimate of our expected contributions. Funding levels generally are not determined until later in the year with respect to the contribution year. See Note 9, "Pension and Postretirement Benefits Plans" to our consolidated financial statements included in Item 8 of this Form 10-K for a tabular presentation of STFC's share of expected benefit payments from the State Auto Group's defined benefit pension plan.

Lease and other purchase obligations of State Auto Mutual are allocated to us through the Pooling Arrangement.

Regulatory Considerations

At December 31, 2011, 2010 and 2009, each of our insurance subsidiaries was in compliance with statutory requirements relating to capital adequacy.

The NAIC utilizes a collection of analytical tools designed to assist state insurance departments with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. One such set of analytical tools is 12 key financial ratios that are known in the insurance industry as the "IRIS" ratios. A "defined range" of results for each ratio has been established by the NAIC for solvency monitoring. While management utilizes each of these IRIS ratios in monitoring our insurance companies' operating performance on a statutory accounting basis (each of our insurance subsidiaries operates within the defined range for the other measures), the net premiums written to surplus or leverage ratio is monitored to ensure that each of our insurance subsidiaries continue to operate within the "defined range" of 3.0 to 1.0. The higher the leverage ratio, the more risk a company bears in relation to statutory surplus available to absorb losses. In considering this range, management also considers the distribution of net premiums between property and liability lines of business. A company with a larger portion of net premiums from liability lines should generally maintain a lower leverage ratio.

See "Overview—Capital Position" section included in this Item 7 for a discussion regarding capital management actions taken during the fourth quarter of 2011 to improve statutory surplus positions and leverage ratios for our insurance subsidiaries. The following table sets forth the statutory leverage ratios for our insurance subsidiaries at December 31, 2011, 2010 and 2009:

Statutory Leverage Ratios	**2011**[1]	2010[1]	2009
State Auto P&C	**2.0**	1.7	1.6
Milbank	**2.7**	1.7	1.6
Farmers	**1.5**	1.5	1.4
SA Ohio	**1.2**	1.2	1.1
Weighted Average[2]	**2.1**	1.7	1.5

(1) Table excludes the one-time impact on net written premiums of $34.1 million, $106.8 million and $1.4 million that occurred in conjunction with the January 1, 2011 pooling change, December 31, 2011 pooling change and 2010 pooling change, respectively.

(2) 2009 includes the SA National statutory leverage ratio of 0.6. State Auto Financial sold SA National to a third party on December 31, 2010.

Our insurance subsidiaries pay dividends to State Auto Financial which in turn may be used by State Auto Financial to pay dividends to stockholders or to make principal and interest payments on debt. Individual states limit the amount of dividends that our insurance subsidiaries domiciled in those states can pay without prior approval. Under current law, $62.5 million is available in 2012 for payment as a dividend from our insurance subsidiaries to State Auto Financial, without prior approval from our respective domiciliary state insurance departments. In 2010 and 2009, State Auto Financial received $56.4 million and $11.5 million, respectively, in dividends from its insurance subsidiaries. We are required to notify the insurance subsidiaries' applicable state insurance commissioner within five business days after declaration of all such dividends and at least ten days prior to payment. Additionally, the domiciliary state commissioner of each insurance subsidiary has the authority to limit a dividend when the commissioner determines, based on factors set forth in the law, that an insurer's surplus is not reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Such restrictions are not expected to limit the capacity of State Auto Financial to meet its cash obligations.

State Auto Financial's insurance subsidiaries are subject to regulation and supervision by the states in which they do business. The NAIC has developed risk-based capital requirements, which attempts to relate an individual insurance company's statutory surplus to the risk inherent in its overall operations. RBC requires the calculation of a ratio of total adjusted statutory capital to authorized control level. Insurers with a ratio below 200% are subject to different levels of regulatory intervention and action. At December 31, 2011, the ratio of total adjusted statutory capital to authorized control level of State Auto Financial's insurance subsidiaries ranged from 416.9% to 1,223.2%.

Credit and Financial Strength Ratings

The following table sets forth our credit and insurance company financial strength ratings as of March 2012:

	A.M. Best	Moody's	Standard & Poor's
State Auto Financial (credit rating)	bbb+	Baa3	BB+
State Auto Group (financial strength)	A	A3	BBB+

We are reviewed regularly by the independent rating agencies, including those rating agencies listed in the table above. We believe that these ratings provide a meaningful way for policyholders, agents, creditors, stockholders and others to compare us to our competitors. Our ratings are influenced by many factors, including operating and financial performance, asset quality, liquidity, financial leverage, exposure to catastrophe risks and operating leverage.

The credit ratings set forth above relate to the Senior Notes issued by State Auto Financial and express the opinion of the rating agency as to the ability of State Auto Financial to meet its ongoing obligations under the terms of the Senior Notes. Generally, credit ratings affect the cost, type and availability of debt financing. Higher rated securities receive more favorable pricing and terms relative to lower rated securities at the time of issue.

The financial strength ratings set forth above relate to the State Auto Group and express the opinion of the rating agency as to the ability of the State Auto Group to meet its ongoing obligations to policyholders. The A.M. Best financial strength rating influences our ability to write insurance business as agents and policyholders generally prefer higher rated companies. Lower rated companies may be required to compete for agents and policyholders by offering higher commissions or lower premiums and expanded coverage, or a combination thereof.

In November 2011, Standard & Poor's lowered its credit rating on State Auto Financial from BBB- to BB+ and its financial strength rating on the State Auto Group from A- to BBB+ and placed these ratings on CreditWatch with a negative outlook. Standard & Poor's indicated that the downgrade was based on the decline of the State Auto Group's capital adequacy from historical levels, among other factors. In February 2012, Standard & Poor's affirmed the State Auto Financial's credit rating of BB+ and the State Auto Group's financial strength rating of BBB+, both with negative outlook, but removed these ratings from CreditWatch.

In November 2011, Moody's lowered its credit rating on State Auto Financial from Baa2 to Baa3 and its financial strength rating on the State Auto Group from A2 to A3. These ratings have a stable outlook. Moody's indicated that the downgrade was due to the significant capital deterioration of the State Auto Group during the second and third quarters of 2011, among other factors.

In June 2011, A.M. Best lowered its credit rating on State Auto Financial from a- to bbb+ and its financial strength rating on the State Auto Group from A+ (Superior) to A (Excellent) and revised its outlook for all ratings from negative to stable. A.M. Best indicated that the downgrade was based on the deterioration of the State Auto Group's underwriting and operating earnings in recent years, driven by an increased frequency and severity of property catastrophe losses, among other factors.

OTHER

Impact of Inflation

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss expenses are known. When establishing rates, we attempt to anticipate increases from inflation subject to the limitations of modeling economic variables. Even when general inflation, as measured by the Consumer Price Index, is relatively modest, as has been the case over the last several years, price inflation on the goods and services purchased by insurance companies in settling claims can steadily increase. For example, medical care costs have risen at a higher rate than general inflation over the last few years. Costs for building materials typically rise dramatically following widespread natural catastrophes, such as the industry experienced in 2008 with Hurricane Ike. We continue to adjust our pricing projections to reflect current and anticipated changes in costs in all lines of business.

We consider inflation when estimating liabilities for losses and loss expenses, particularly for claims having a long period between occurrence and final settlement. The liabilities for losses and loss expenses are management's best estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investment income may partially offset potentially higher claims and expenses.

New Accounting Standards

Adoption of Recent Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, FASB issued guidance to improve the disclosures related to fair value measurements. The guidance requires the information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements to be presented separately on a gross basis, rather than as one net number. We adopted this guidance effective January 1, 2011. The disclosures required by this guidance are provided in Note 3 of the accompanying consolidated financial statements.

Comprehensive Income

In June 2011, FASB issued updated guidance to improve the presentation of comprehensive income. This new guidance requires an entity to present comprehensive income on the face of the financial statements. We retrospectively adopted this guidance effective December 31, 2011. The consolidated financial statements present a separate Statement of Comprehensive Income.

Pending Adoption of Accounting Pronouncements

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued updated guidance to address diversity in practice for the accounting of costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. This guidance is effective for fiscal years beginning after December 15, 2011. We adopted this guidance, with retrospective application, at January 1, 2012. We anticipate the cumulative effect of this retrospective adoption of this guidance will reduce stockholders' equity by approximately $20.5 million, after-tax, at January 1, 2010. Restated financial information will be presented with our first quarter 2012 Form 10-Q.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

The amendments in this guidance result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRS"). Consequently, the amendments in the guidance change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in the guidance to result in a change in the application of the requirements in the Fair Value Measurements Topic. The guidance also clarifies the FASB's intent about the application of existing fair value measurement requirements as well as changes to a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective on a prospective basis for fiscal years and interim periods beginning after December 15, 2011. We adopted this guidance at January 1, 2012, and it did not have a material impact on our consolidated financial statements.

Testing Goodwill for Impairment

In September 2011, the FASB issued updated guidance in relation to testing goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment. The more-likely-than-not threshold is defined as having a likelihood of a more than 50 percent. Previous guidance under Topic 350 (Intangibles—Goodwill and Other), required an entity to test goodwill for impairment on an annual basis. Under this updated guidance, the test for impairment should be performed on an annual basis unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of a reporting unit is less than its carrying amount, the second step of the test must be performed to measure the amount of the impairment loss, if any. However, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption permitted. We adopted this guidance at January 1, 2012, and it did not have a material impact on our consolidated financial statements.

Item 7A. Qualitative and Quantitative Disclosures about Market Risk

Qualitative and Quantitative Disclosures about Market Risk are included in Item 7 of this Form 10-K under "Results of Operations—Investment Operations Segment—Market Risk."

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements, including the notes thereto, and the reports of Ernst & Young LLP on our consolidated financial statements and our internal controls over financial reporting are as follows:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
State Auto Financial Corporation

We have audited the accompanying consolidated balance sheets of State Auto Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15(a)(2). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of State Auto Financial Corporation and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), State Auto Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 12, 2012

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of
State Auto Financial Corporation

We have audited State Auto Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). State Auto Financial Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, State Auto Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of State Auto Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 12, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 12, 2012

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Balance Sheets

(in millions, except per share amounts)	December 31	
	2011	2010
Assets		
Fixed maturities, available-for-sale, at fair value (amortized cost $1,817.3 and $1,862.3, respectively)	**$1,934.9**	1,900.7
Equity securities, available-for-sale, at fair value (cost $141.7 and $200.2, respectively)	**167.3**	256.2
Other invested assets, available-for-sale, at fair value (cost $48.6 and $64.4, respectively)	**57.2**	79.7
Other invested assets	**0.5**	0.5
Notes receivable from affiliate	**70.0**	70.0
Total investments	**2,229.9**	2,307.1
Cash and cash equivalents	**356.0**	88.3
Accrued investment income and other assets	**30.2**	38.0
Deferred acquisition costs	**118.1**	150.2
Reinsurance recoverable on losses and loss expenses payable (affiliates none)	**25.5**	18.8
Prepaid reinsurance premiums (affiliates none)	**7.9**	7.6
Due from affiliate	**—**	6.5
Current federal income taxes	**12.3**	7.6
Net deferred federal income taxes	**0.5**	86.3
Property and equipment, at cost, (net of accumulated depreciation of $7.5 and $7.2, respectively)	**10.4**	11.6
Total assets	**$2,790.8**	2,722.0
Liabilities and Stockholders' Equity		
Losses and loss expenses payable (affiliates $376.8 and $375.8, respectively)	**$ 907.1**	893.0
Unearned premiums (affiliates $98.4 and $234.6, respectively)	**470.2**	613.2
Notes payable (affiliates $15.5 and $15.5, respectively)	**116.4**	116.8
Postretirement and pension benefits	**112.8**	186.9
Due to affiliate	**349.4**	—
Other liabilities	**76.6**	60.3
Total liabilities	**2,032.5**	1,870.2
Stockholders' equity:		
Class A Preferred stock (nonvoting), without par value. Authorized 2.5 shares; none issued	**—**	—
Class B Preferred stock, without par value. Authorized 2.5 shares; none issued	**—**	—
Common stock, without par value. Authorized 100.0 shares; 47.1 and 46.9 shares issued, respectively, at stated value of $2.50 per share	**117.8**	117.3
Treasury stock, 6.8 and 6.8 shares, respectively, at cost	**(115.8)**	(115.8)
Additional paid-in capital	**127.3**	122.1
Accumulated other comprehensive income (loss)	**63.8**	(7.9)
Retained earnings	**565.2**	736.1
Total stockholders' equity	**758.3**	851.8
Total liabilities and stockholders' equity	**$2,790.8**	2,722.0

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Income

($ millions, except per share amounts)	Year ended December 31		
	2011	2010	2009
Earned premiums (ceded to affiliate $803.6, $818.8 and $742.6, respectively)	**$1,428.8**	1,257.2	1,176.5
Net investment income (affiliates $4.9, $4.9 and $3.1, respectively)	**85.4**	80.8	82.1
Net realized gain (loss) on investments:			
Total other-than-temporary impairment losses	**(6.6)**	(4.1)	(9.0)
Portion of loss recognized in other comprehensive income	**—**	—	—
Other net realized investment gains	**43.6**	19.0	3.8
Total net realized gain (loss) on investments	**37.0**	14.9	(5.2)
Other income (affiliates $2.5, $2.2 and $2.2, respectively)	**2.5**	2.2	3.5
Total revenues	**1,553.7**	1,355.1	1,256.9
Losses and loss expenses (ceded to affiliate $701.0, $579.1 and $544.9, respectively)	**1,180.0**	889.6	843.3
Acquisition and operating expenses	**482.2**	424.4	400.9
Interest expense (affiliates $0.7, $0.7 and $0.8, respectively)	**7.1**	7.1	7.6
Postretirement benefit curtailment gain	**(14.9)**	—	—
Other expenses	**8.6**	9.5	17.9
Total expenses	**1,663.0**	1,330.6	1,269.7
(Loss) income before federal income taxes	**(109.3)**	24.5	(12.8)
Federal income tax expense (benefit):			
Current	**(7.0)**	7.7	(9.5)
Deferred	**44.5**	(7.7)	(13.5)
Total federal income tax expense (benefit)	**37.5**	—	(23.0)
Net (loss) income	**$ (146.8)**	24.5	10.2
(Loss) earnings per common share:			
Basic	**$ (3.65)**	0.61	0.26
Diluted	**$ (3.65)**	0.62	0.25
Dividends paid per common share	**$ 0.60**	0.60	0.60

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Comprehensive Income

($ millions)	Year ended December 31		
	2011	2010	2009
Net (loss) income	**$(146.8)**	24.5	10.2
Other comprehensive income, net of tax:			
Net unrealized holding gains on investments:			
Unrealized holding gain arising during year	**80.2**	34.9	99.0
Reclassification adjustments for gains (losses) realized in net (loss) income	**(38.1)**	(11.5)	5.2
Income tax expense	**(14.7)**	(8.2)	(33.9)
Total net unrealized holding gains on investments	**27.4**	15.2	70.3
Amortization of gain on derivative used in cash flow hedge	**(0.1)**	(0.1)	(0.1)
Net unrecognized benefit plan obligations:			
Net actuarial loss arising during period	**(69.8)**	(33.9)	37.3
Negative plan amendment gain on postretirement healthcare benefit plan	**93.8**	—	—
Reclassification adjustments for amortization to statements of income:			
Transition asset	**(0.3)**	(0.8)	(0.7)
Negative prior service cost	**(19.0)**	(3.0)	(2.7)
Net actuarial loss	**7.2**	6.8	5.2
Effect of December 31, 2011 pooling change	**59.1**	—	—
Income tax (benefit) expense	**(26.6)**	10.8	(14.6)
Total net unrecognized benefit plan obligations	**44.4**	(20.1)	24.5
Other comprehensive income (loss)	**71.7**	(5.0)	94.7
Comprehensive (loss) income	**$ (75.1)**	19.5	104.9

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Stockholders' Equity

(in millions)	Year ended December 31		
	2011	2010	2009
Common shares:			
Balance at beginning of year	**46.9**	46.6	46.3
Issuance of shares	**0.2**	0.3	0.3
Balance at end of year	**47.1**	46.9	46.6
Treasury shares:			
Balance at beginning of year	**(6.8)**	(6.8)	(6.8)
Shares acquired on stock option exercises	**—**	—	—
Balance at end of year	**(6.8)**	(6.8)	(6.8)
Common stock:			
Balance at beginning of year	**$ 117.3**	116.6	115.9
Issuance of shares	**0.5**	0.7	0.7
Balance at end of year	**117.8**	117.3	116.6
Treasury stock:			
Balance at beginning of year	**$(115.8)**	(115.7)	(115.5)
Shares acquired on stock option exercises	**—**	(0.1)	(0.2)
Balance at end of year	**(115.8)**	(115.8)	(115.7)
Additional paid-in capital:			
Balance at beginning of year	**$ 122.1**	115.8	109.0
Issuance of common stock	**2.2**	2.6	2.8
Tax benefit from stock options exercises	**—**	0.3	0.2
Stock options granted	**3.0**	3.4	3.8
Balance at end of year	**127.3**	122.1	115.8
Accumulated other comprehensive income (loss):			
Balance at beginning of year	**$ (7.9)**	(2.9)	(97.6)
Change in unrealized gains on investments, net of tax and reclassification adjustment	**27.4**	15.2	70.3
Amortization of gain on derivative used in cash flow hedge	**(0.1)**	(0.1)	(0.1)
Change in unrecognized benefit plan obligations, net of tax and reclassification adjustment	**44.4**	(20.1)	24.5
Balance at end of year	**63.8**	(7.9)	(2.9)
Retained earnings:			
Balance at beginning of year	**$ 736.1**	735.6	749.2
Net (loss) income	**(146.8)**	24.5	10.2
Cash dividends paid (affiliates $15.2, $15.2 and $15.2, respectively)	**(24.1)**	(24.0)	(23.8)
Balance at end of year	**565.2**	736.1	735.6
Total stockholders' equity at end of year	**$ 758.3**	851.8	849.4

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Cash Flows

($ millions)	Year ended December 31		
	2011	2010	2009
Cash flows from operating activities:			
Net (loss) income	**$(146.8)**	24.5	10.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization, net	**5.3**	8.8	11.8
Share-based compensation	**3.2**	3.7	3.7
Net realized (gain) loss on investments	**(37.0)**	(14.9)	5.2
Changes in operating assets and liabilities:			
Deferred acquisition costs	**13.2**	(23.2)	(5.0)
Accrued investment income and other assets	**0.8**	2.3	4.7
Postretirement and pension benefits	**(9.9)**	5.6	1.8
Reinsurance recoverable on losses and loss expenses payable and prepaid reinsurance premiums	**(7.0)**	1.5	0.3
Other liabilities and due to/from affiliates, net	**89.5**	1.2	(18.2)
Losses and loss expenses payable	**93.0**	56.8	49.0
Unearned premiums	**(70.2)**	67.6	31.9
Excess tax benefits on share-based awards	**—**	0.3	0.1
Federal income taxes	**39.8**	(6.5)	15.0
Cash provided from pooling changes, January 1, 2011 and 2010 (Note 6a)	**69.1**	3.7	—
Net cash provided by operating activities	**43.0**	131.4	110.5
Cash flows from investing activities:			
Purchases of fixed maturities—available-for-sale	**(369.7)**	(546.2)	(494.7)
Purchases of equity securities—available-for-sale	**(92.6)**	(87.4)	(90.4)
Purchases of other invested assets	**(1.2)**	(21.2)	(13.0)
Maturities, calls and pay downs of fixed maturities—available-for-sale	**327.2**	369.3	159.0
Sales of fixed maturities—available-for-sale	**167.6**	93.6	323.8
Sales of equity securities—available-for-sale	**180.9**	86.0	34.0
Sales of other invested assets	**20.8**	0.9	1.2
Note to affiliate	**—**	—	(70.0)
Sale of subsidiary	**13.2**	(7.5)	—
Net additions of property and equipment	**—**	(0.1)	(0.1)
Net cash provided by (used in) investing activities	**246.2**	(112.6)	(150.2)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**2.6**	3.2	3.3
Payments of dividends (affiliates $15.2, $15.2 and $15.2, respectively)	**(24.1)**	(24.0)	(23.8)
Net cash used in financing activities	**(21.5)**	(20.8)	(20.5)
Net increase (decrease) in cash and cash equivalents	**267.7**	(2.0)	(60.2)
Cash and cash equivalents at beginning of year	**88.3**	90.3	150.5
Cash and cash equivalents at end of year	**$ 356.0**	88.3	90.3
Supplemental disclosures:			
Interest paid (affiliates $0.7, $0.7 and $0.8, respectively)	**$ 7.0**	7.0	7.1
Federal income taxes (received) paid	**$ (2.3)**	6.2	(38.1)

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include State Auto Financial Corporation ("State Auto Financial"), an Ohio corporation, and the following wholly owned subsidiaries of State Auto Financial:

- State Auto Property and Casualty Insurance Company ("State Auto P&C"), an Iowa corporation
- Milbank Insurance Company ("Milbank"), an Iowa corporation
- Farmers Casualty Insurance Company ("Farmers"), an Iowa corporation
- State Auto Insurance Company of Ohio ("SA Ohio"), an Ohio corporation
- Stateco Financial Services, Inc. ("Stateco"), an Ohio corporation

The consolidated financial statements also include the operations and financial position of 518 Property Management and Leasing, LLC ("518 PML"), an Ohio limited liability company whose members are State Auto P&C and Stateco. The consolidated financial statements also include the operations of State Auto National Insurance Company ("SA National"), an Ohio corporation and a wholly owned subsidiary of State Auto Financial through December 31, 2010, the date SA National was sold to a third party.

State Auto Financial is a majority-owned subsidiary of State Automobile Mutual Insurance Company ("State Auto Mutual"), an Ohio corporation. State Auto Financial and its subsidiaries are referred to herein as the "Company." All significant intercompany balances and transactions have been eliminated in consolidation.

On December 31, 2010, State Auto Financial sold SA National to a third party for $14.0 million plus a contingent earn-out of up to $2.0 million. In 2010, SA National wrote approximately $37.0 million in direct written premium, with 80% (or approximately $30.0 million) retained by the Company under the Pooling Arrangement (see Note 6). Included in net realized gain (loss) on investments for the year ended December 31, 2010 was a $3.9 million net gain on the sale of SA National. Included in accrued investment income and other assets as of December 31, 2010 was $15.0 million in estimated sale proceeds receivable.

b. Description of Business

The Company markets its insurance products throughout the United States primarily through independent agencies, which include retail agencies and wholesale brokers. The Company's principal lines of insurance include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. State Auto P&C, Milbank, Farmers and SA Ohio are chartered and licensed property and casualty insurers. As such, they are subject to the regulations of the applicable Departments of Insurance of their respective states of domicile (the "Departments") and the regulations of each state in which they operate. These property and casualty insurance companies undergo periodic financial examination by the Departments and insurance regulatory agencies of the states that choose to participate. A large portion of the Company's revenues are derived from a reinsurance pooling agreement with State Auto Mutual and its affiliates. The underwriting activity and geographic distribution of State Auto Mutual and its affiliates is generally the same as the underwriting activity and geographic distribution of the Company.

Through the employees of State Auto P&C, the Company provides management and operation services under management agreements for all of its insurance and non-insurance affiliates.

Through Stateco, the Company provides investment management services to affiliated companies.

518 PML owns and leases property to the Company's affiliates.

c. Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which vary in certain respects from statutory accounting practices ("SAP") followed by State Auto P&C, Milbank, Farmers and SA Ohio that are prescribed or permitted by the Departments.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the periods then ended, and the accompanying notes to the financial statements. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of losses and loss expenses payable and the realizability of deferred tax assets. In connection with the determination of losses and loss expenses payable, management uses historical data, current business conditions and assumptions about future conditions to formulate estimates of the ultimate cost to settle claims. Deferred tax assets are evaluated periodically by management to determine if they are realizable, requiring management to make certain judgments and assumptions. In evaluating the ability to recover deferred tax assets, management considers all available evidence, including loss carryback potential, past operating results, existence of cumulative losses in the most recent years, projected performance of the business, future taxable income, including the ability to generate capital gains, and prudent and feasible tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income and/or other comprehensive income. These estimates by their nature are subject to uncertainties for various reasons.

d. Investments

Investments in fixed maturities, equity securities and certain other invested assets are classified as available-for-sale and are carried at fair value. The unrealized holding gains and losses, net of applicable deferred income taxes, are shown as a separate component of stockholders' equity as a part of accumulated other comprehensive income (loss) and, as such, are not included in the determination of net income (loss). Realized gains and losses on the sales of investments are computed using the first-in, first-out method.

The Company regularly monitors its investments that have fair values less than cost or amortized cost for signs of other-than-temporary impairment, an assessment that requires significant management judgment regarding the evidence known. Such judgments could change in the future as more information becomes known, which could negatively impact the amounts reported. Among the factors that management considers for fixed maturity securities are the financial condition of the issuer including receipt of scheduled principal and interest cash flows, and intent to sell including if it is more likely than not that the Company will be required to sell the investments before recovery. When a fixed maturity has been determined to have an other-than-temporary impairment, the impairment charge is separated into an amount representing the credit loss, which is recognized in earnings as a realized loss, and the amount related to non-credit factors, which is recognized in other comprehensive income (loss). Future increases or decreases in fair value, if not other-than-temporary, are included in other comprehensive income (loss).

Among the factors that management considers for equity securities and other invested assets are the length of time and/or the significance of decline below cost, the Company's ability and intent to hold these securities through their recovery periods, the current financial condition of the issuer and its future business prospects, and the ability of the market value to recover to cost in the near term. When an equity security or other invested asset has been determined to have a decline in fair value that is other-than-temporary, the cost basis of the security is adjusted to fair value. This results in a charge to earnings as a realized loss, which is not reversed for subsequent recoveries in fair value. Future increases or decreases in fair value, if not other-than-temporary, are included in other comprehensive income (loss).

e. Cash Equivalents

The Company considers all liquid debt instruments with a maturity of three months or less to be cash equivalents. The carrying amounts reported approximate their fair value.

f. Deferred Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized over the same period in which the related premiums are earned. The method followed for computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses expected to be incurred, and certain other costs expected to be incurred as premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, that indicate a reduction in expected future profitability may result in unrecoverable deferred acquisition costs. The Company has not recorded any significant changes in estimates for the years ended December 31, 2011, 2010 and 2009, respectively. See 1.k Pending Adoptions of New Accounting Standards below.

The following table sets forth net deferred acquisition costs for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Balance, beginning of year	**$ 150.2**	127.3	122.3
Effect of January 1, 2011 and 2010 pooling changes (Note 6a)	**8.3**	(0.2)	—
Acquisition costs deferred	**328.7**	304.7	282.5
Acquisition costs amortized to expense	**(341.8)**	(281.6)	(277.5)
Effect of December 31, 2011 pooling change (Note 6a)	**(27.3)**	—	—
Balance, end of year	**$ 118.1**	150.2	127.3

g. Federal Income Taxes

The Company files a consolidated federal income tax return. Pursuant to a written tax sharing agreement, each entity within the consolidated group pays or receives its share of federal income taxes based on separate return calculations.

The Company recognizes deferred income tax assets and liabilities for the expected future tax effects attributable to temporary differences between the financial statement and tax return bases of assets and liabilities, based on enacted tax rates and other provisions of the tax law. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period in which such change is enacted. Deferred tax assets and liabilities include provisions for unrealized investment gains and losses as well as the net funded status of pension and other postretirement benefit obligations with the changes for each period included in the respective components of other comprehensive income (loss). Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Interest and penalties related to uncertain tax positions are recorded in the balance sheet as other liabilities, and recognized in the income statement as other expenses.

h. Losses and Loss Expenses Payable

Losses and loss expenses payable are based on formula and case-basis estimates for reported claims and on estimates, based on experience and perceived trends, for unreported claims and loss expenses. The liability for unpaid losses and loss expenses, net of estimated salvage and subrogation recoverable of $25.5 million and $28.3 million at December 31, 2011 and 2010, respectively, has been established to cover the estimated ultimate cost to settle insured losses. The amounts are based on estimates of future rates of inflation and other factors, and accordingly, there can be no assurance that the ultimate liability will not vary materially from such estimates. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations (see Note 4). Anticipated salvage and subrogation is estimated using historical experience. As such, losses and loss expenses payable represent management's best estimate of the ultimate liability related to reported and unreported claims.

i. Premiums

Premiums are recognized as earned prorata over the policy period. Unearned premiums represent the portion of premiums written relative to the unexpired terms of coverage.

j. Comprehensive Income (Loss)

Comprehensive income (loss) is defined as all changes in an enterprise's equity during a period other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes all other non-owner related changes to equity and includes net unrealized gains and losses on available-for-sale investments, derivative instruments and unrecognized benefit plan obligations, adjusted for deferred federal income taxes.

k. New Accounting Standards

Adoption of Recent Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance to improve the disclosures related to fair value measurements. The guidance requires the information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements to be presented separately on a gross basis, rather than as one net number. The Company adopted this guidance effective January 1, 2011. The disclosures required by this guidance are provided in Note 3 of the accompanying consolidated financial statements.

Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance to improve the presentation of comprehensive income. This new guidance requires an entity to present comprehensive income on the face of the financial statements. The Company retrospectively adopted this guidance effective December 31, 2011. The consolidated financial statements present a separate Statement of Comprehensive Income.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurement that fall in either Level 2 or Level 3. The Company adopted this guidance effective January 1, 2010, except for the gross presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation, which was adopted January 1, 2011. The disclosures required by the guidance are provided in Note 3.

Other-Than-Temporary Impairments

In April 2009, the FASB issued guidance for the accounting for other-than-temporary impairments. Under the guidance, which is part of the FASB ASC Topic Investments—Debt and Equity Securities, the indicators used in considering an impairment of a debt security to be other-than-temporary were modified, from management asserting it has both the intent and the ability to hold an impaired security for a period of time sufficient for anticipated recovery in fair value to management asserting that (a) it does not have the intent to sell the security and (b) it is more likely than not it will not have to sell the security before recovery. Additionally, this guidance requires that other-than-temporary impairments on debt securities due to credit be recognized in earnings while non-credit other-than-temporary impairments be recognized in other comprehensive income. This guidance also requires companies to disclose major security types for both debt and equity securities and to provide meaningful disclosure about individually significant unrealized losses and all such disclosures are required to be included in both interim and annual periods. The Company adopted this guidance effective April 1, 2009, and determined it did not have a material effect on the Company's consolidated financial statements. The disclosures required by this guidance are provided in Note 2.

Pending Adoption of Accounting Pronouncements

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued updated guidance to address diversity in practice for the accounting of costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. This guidance is effective for fiscal years beginning after December 15, 2011. The Company adopted this guidance, with retrospective application, at January 1, 2012. The Company anticipates the cumulative effect of this retrospective adoption of this guidance will reduce stockholders' equity by approximately $20.5 million, after-tax, at January 1, 2010. Restated financial information will be presented with the Company's first quarter 2012 Form 10-Q.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

The amendments in this guidance result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRS"). Consequently, the amendments in the guidance change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in the guidance to result in a change in the application of the requirements in the Fair Value Measurements Topic. The guidance also clarifies the FASB's intent about the application of existing fair value measurement requirements as well as changes to a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective on a prospective basis for fiscal years and interim periods beginning after December 15, 2011. The Company adopted this guidance at January 1, 2012 and it did not have a material impact on the consolidated financial statements.

Testing Goodwill for Impairment

In September 2011, the FASB issued updated guidance in relation to testing goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment. The more-likely-than-not threshold is defined as having a likelihood of a more than 50 percent. Previous guidance under Topic 350 (Intangibles—Goodwill and Other), required an entity to test goodwill for impairment on an annual basis. Under this updated guidance, the test for impairment should be performed on an annual basis unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the fair value of a reporting unit is less than its carrying amount, the second step of the test must be performed to measure the amount of the impairment loss, if any. However, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption permitted. The Company adopted this guidance at January 1, 2012 and it did not have a material impact on the consolidated financial statements.

2. Investments

The following tables set forth the cost or amortized cost and fair value of available-for-sale securities by lot at December 31, 2011 and 2010:

($ millions) **At December 31, 2011:**	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	**$ 433.8**	**35.0**	**(0.1)**	**468.7**
Obligations of states and political subdivisions	**761.3**	**50.0**	**(0.1)**	**811.2**
Corporate securities	**231.4**	**13.7**	**(0.3)**	**244.8**
U.S. government agencies residential mortgage-backed securities	**390.8**	**20.3**	**(0.9)**	**410.2**
Total fixed maturities	**1,817.3**	**119.0**	**(1.4)**	**1,934.9**
Equity securities:				
Large-cap securities	**106.4**	**18.9**	**(3.2)**	**122.1**
Small-cap securities	**35.3**	**9.9**	**—**	**45.2**
Total equity securities	**141.7**	**28.8**	**(3.2)**	**167.3**
Other invested assets	**48.6**	**8.6**	**—**	**57.2**
Total available-for-sale securities	**$2,007.6**	**156.4**	**(4.6)**	**2,159.4**

($ millions) At December 31, 2010:	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	$ 450.5	12.9	(2.3)	461.1
Obligations of states and political subdivisions	916.6	23.6	(6.6)	933.6
Corporate securities	136.3	6.2	(0.1)	142.4
U.S. government agencies residential mortgage-backed securities	358.9	8.4	(3.7)	363.6
Total fixed maturities	1,862.3	51.1	(12.7)	1,900.7
Equity securities:				
Large-cap securities	167.1	45.5	(1.5)	211.1
Small-cap securities	33.1	12.0	—	45.1
Total equity securities	200.2	57.5	(1.5)	256.2
Other invested assets	64.4	15.3	—	79.7
Total available-for-sale securities	$2,126.9	123.9	(14.2)	2,236.6

Notes to Consolidated Financial Statements, Continued

The following tables set forth the Company's gross unrealized losses and fair value on its investments by lot, aggregated by investment category and length of time for individual securities that have been in a continuous unrealized loss position at December 31, 2011 and 2010:

($ millions, except # of positions)	Less than 12 months			12 months or more			Total		
At December 31, 2011:	Fair value	Unrealized losses	Number of positions	Fair value	Unrealized losses	Number of positions	Fair value	Unrealized losses	Number of positions
Fixed maturities:									
U.S. treasury securities and obligations of U.S. government agencies	**$ 5.0**	**$—**	**1**	**$ 9.0**	**$(0.1)**	**3**	**$ 14.0**	**$(0.1)**	**4**
Obligations of states and political subdivisions	**8.9**	**(0.1)**	**4**	**2.1**	**—**	**1**	**11.0**	**(0.1)**	**5**
Corporate securities	**23.0**	**(0.3)**	**9**	**—**	**—**	**—**	**23.0**	**(0.3)**	**9**
U.S. government agencies residential mortgage-backed securities	**18.3**	**(0.1)**	**4**	**35.3**	**(0.8)**	**13**	**53.6**	**(0.9)**	**17**
Total fixed maturities	**55.2**	**(0.5)**	**18**	**46.4**	**(0.9)**	**17**	**101.6**	**(1.4)**	**35**
Large-cap equity securities	**19.3**	**(3.0)**	**9**	**2.7**	**(0.2)**	**1**	**22.0**	**(3.2)**	**10**
Total temporarily impaired securities	**$74.5**	**$(3.5)**	**27**	**$49.1**	**$(1.1)**	**18**	**$123.6**	**$(4.6)**	**45**

($ millions, except # of positions)	Less than 12 months			12 months or more			Total		
At December 31, 2010:	Fair value	Unrealized losses	Number of positions	Fair value	Unrealized losses	Number of positions	Fair value	Unrealized losses	Number of positions
Fixed maturities:									
U.S. treasury securities and obligations of U.S. government agencies	$102.0	$ (2.3)	25	$—	$—	—	$102.0	$ (2.3)	25
Obligations of states and political subdivisions	239.0	(6.6)	92	—	—	—	239.0	(6.6)	92
Corporate securities	12.6	(0.1)	5	—	—	—	12.6	(0.1)	5
U.S. government agencies residential mortgage-backed securities	116.6	(3.0)	26	20.3	(0.7)	9	136.9	(3.7)	35
Total fixed maturities	470.2	(12.0)	148	20.3	(0.7)	9	490.5	(12.7)	157
Large-cap equity securities	14.8	(1.4)	6	2.2	(0.1)	1	17.0	(1.5)	7
Total temporarily impaired securities	$485.0	$(13.4)	154	$22.5	$(0.8)	10	$507.5	$(14.2)	164

The following table sets forth the realized losses related to other-than-temporary impairments on the Company's investment portfolio recognized for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Equity securities:			
Large-cap securities	**$(1.0)**	(0.3)	(7.8)
Small-cap securities	**(5.6)**	(3.3)	(1.2)
Other invested assets	**—**	(0.5)	—
Total other-than-temporary impairments	**$(6.6)**	(4.1)	(9.0)

The Company did not recognize other-than-temporary impairments on its fixed maturity securities in 2011, 2010 and 2009. The Company reviewed its investments at December 31, 2011, and determined no additional other-than-temporary impairment exists in the gross unrealized holding losses.

The following table sets forth the amortized cost and fair value of available-for-sale fixed maturities by contractual maturity at December 31, 2011:

($ millions)	Amortized cost	Fair value
Due in 1 year or less	**$ 41.3**	**41.7**
Due after 1 year through 5 years	**360.1**	**375.8**
Due after 5 years through 10 years	**520.6**	**562.9**
Due after 10 years	**504.5**	**544.3**
U.S. government agencies residential mortgage-backed securities	**390.8**	**410.2**
Total	**$1,817.3**	**1,934.9**

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

Fixed maturities with fair values of approximately $9.9 million and $72.2 million were on deposit with insurance regulators as required by law at December 31, 2011 and 2010, respectively.

The following table sets forth the components of net investment income for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Fixed maturities	**$77.0**	71.7	75.7
Equity securities	**4.9**	5.4	3.5
Cash and cash equivalents, and other	**5.7**	5.8	4.9
Investment income	**87.6**	82.9	84.1
Investment expenses	**2.2**	2.1	2.0
Net investment income	**$85.4**	80.8	82.1

The Company's current investment strategy does not rely on the use of derivative financial instruments.

Proceeds on sales of available-for-sale securities in 2011, 2010 and 2009 were $348.5 million, $179.6 million and $357.8 million, respectively.

The following table sets forth the realized and unrealized holding gains (losses) on the Company's investment portfolio for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Realized gains:			
Fixed maturities	**$ 4.4**	2.4	5.9
Equity securities	**41.7**	15.8	4.8
Other invested assets	**3.9**	—	—
Total realized gains	**50.0**	18.2	10.7
Realized losses:			
Equity securities:			
Sales	**(5.3)**	(3.1)	(6.9)
OTTI	**(6.6)**	(3.6)	(9.0)
Other invested assets—OTTI	**—**	(0.5)	—
Total realized losses	**(11.9)**	(7.2)	(15.9)
Net realized gain (loss) on investments	**$ 38.1**	11.0	(5.2)
Change in unrealized holding gains (losses), net of tax:			
Fixed maturities	**$ 79.2**	(5.3)	54.1
Equity securities	**(30.4)**	21.6	41.2
Other invested assets	**(6.7)**	7.1	8.9
Deferred federal income liability thereon	**(14.7)**	(8.2)	(36.5)
Valuation allowance	**—**	—	2.6
Change in net unrealized holding gains, net of tax	**$ 27.4**	15.2	70.3

There was a deferred federal income tax liability on the net unrealized holding gains at December 31, 2011 and 2010 of $53.1 million and $38.4 million, respectively.

3. Fair Value of Financial Instruments

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

- Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
- Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company utilizes one nationally recognized pricing service to estimate the majority of its available-for-sale investment portfolio's fair value. The Company obtains one price per security and the processes and control procedures employed by the Company are designed to ensure the value is accurately recorded on an unadjusted basis. Through discussions with the pricing service, the Company gains an understanding of the methodologies used to price the different types of securities, that the data and the valuation methods utilized are appropriate and consistently applied, and that the assumptions are reasonable and representative of fair value. To validate the reasonableness of the valuations obtained from the pricing service, the Company compares to other fair value pricing information gathered from other independent pricing sources. At December 31, 2011, the Company did not adjust any of the prices received from the pricing service.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2011 and 2010.

The following sections describe the valuation methods used by the Company for each type of financial instrument carried at fair value:

Fixed Maturities

The Company utilizes a third party pricing service to estimate fair value measurements for the majority of its fixed maturities. The fair value estimate of the Company's fixed maturity investments are determined by evaluations that are based on observable market information rather than market quotes. Inputs to the evaluations include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, and other market-observable information. The fixed maturity portfolio pricing obtained from the pricing service is reviewed for reasonableness. Regularly, a sample of security prices are referred back to the pricing service for more detailed explanation as to how the pricing service arrived at that particular price. The explanations are reviewed for reasonableness by the portfolio manager and investment officer. Additionally, the prices and assumptions are verified against an alternative pricing source for reasonableness and accuracy. Any discrepancies with the pricing are returned to the pricing service for further explanation and if necessary, adjustments are made. To date, the Company has not identified any significant discrepancies in the pricing provided by its third party pricing service. Investments valued using these inputs include U.S. treasury securities and obligations of U.S. government agencies, obligations of states and political subdivisions, corporate securities (except for one security discussed below), and U.S. government agencies residential mortgage-backed securities. All unadjusted estimates of fair value for fixed maturities priced by the pricing service are included in the amounts disclosed in Level 2 of the hierarchy. If market inputs are unavailable, then no fair value is provided by the pricing service. For these securities, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote; or the Company internally determines the fair values by employing widely accepted pricing valuation models, and depending on the level of observable market inputs, renders the fair value estimate as Level 2 or Level 3. The Company holds one fixed maturity corporate security for which the Company estimates the fair value of this security using the present value of the future cash flows. Due to the limited amount of observable market information, the Company includes the fair value estimates for this security in Level 3.

Equities

The fair value of each equity security is based on an observable market price for an identical asset in an active market and is priced by the same pricing service discussed above. All equity securities are recorded using unadjusted market prices and have been disclosed in Level 1.

Other Invested Assets

Included in other invested assets are two international private equity funds ("the funds") that invest in equity securities of foreign issuers and are managed by third party investment managers. The funds had a fair value of $52.6 million and $75.3 million at December 31, 2011 and 2010, respectively, which was determined using each fund's net asset value. The Company employs procedures to assess the reasonableness of the fair value of the funds including obtaining and reviewing each fund's audited financial statements. There are no unfunded commitments related to the funds. The Company may not sell its investment in the funds; however, the Company may redeem all or a portion of its investment in the funds at net asset value per share with the appropriate prior written notice. The funds are disclosed in Level 2 within the hierarchy due to the Company's ability to redeem its investment in the funds at net asset value per share at the measurement date.

The remainder of the Company's other invested assets consist primarily of holdings in publicly-traded mutual funds. The Company believes that its prices for these publicly-traded mutual funds based on an observable market price for an identical asset in an active market reflect their fair values and consequently these securities have been disclosed in Level 1.

The following tables set forth the Company's available-for-sale investments within the fair value hierarchy at December 31, 2011 and 2010:

($ millions) **At December 31, 2011:**	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	**$ 468.7**	**—**	**468.7**	**—**
Obligations of states and political subdivisions	**811.2**	**—**	**811.2**	**—**
Corporate securities	**244.8**	**—**	**241.9**	**2.9**
U.S. government agencies residential mortgage-backed securities	**410.2**	**—**	**410.2**	**—**
Total fixed maturities	**1,934.9**	**—**	**1,932.0**	**2.9**
Equity securities:				
Large-cap securities	**122.1**	**122.1**	**—**	**—**
Small-cap securities	**45.2**	**45.2**	**—**	**—**
Total equity securities	**167.3**	**167.3**	**—**	**—**
Other invested assets	**57.2**	**4.6**	**52.6**	**—**
Total available-for-sale investments	**$2,159.4**	**171.9**	**1,984.6**	**2.9**

Notes to Consolidated Financial Statements, Continued

($ millions) At December 31, 2010:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	$ 461.1	—	461.1	—
Obligations of states and political subdivisions	933.6	—	933.6	—
Corporate securities	142.4	—	139.7	2.7
U.S. government agencies residential mortgage-backed securities	363.6	—	363.6	—
Total fixed maturities	1,900.7	—	1,898.0	2.7
Equity securities:				
Large-cap securities	211.1	211.1	—	—
Small-cap securities	45.1	45.1	—	—
Total equity securities	256.2	256.2	—	—
Other invested assets	79.7	4.4	75.3	—
Total available-for-sale investments	$2,236.6	260.6	1,973.3	2.7

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following tables set forth a reconciliation of the beginning and ending balances for 2011 and 2010, separately for each major category of assets:

($ millions)	Fixed maturities
Balance at January 1, 2011	**$ 2.7**
Total realized gains (losses)—included in earnings	**—**
Total unrealized gains (losses)—included in other comprehensive income	**—**
Purchases	**0.6**
Sales	**(0.4)**
Transfers into Level 3	**—**
Transfers out of Level 3	**—**
Balance at December 31, 2011	**$ 2.9**

Notes to Consolidated Financial Statements, Continued

($ millions)	Fixed maturities
Balance at January 1, 2010	$ 2.3
Total realized gains (losses)—included in earnings	—
Total unrealized gains (losses)—included in other comprehensive income	—
Purchases	0.6
Sales	(0.2)
Transfers into Level 3	—
Transfers out of Level 3	—
Balance at December 31, 2010	$ 2.7

The following table sets forth the carrying value and fair value of financial instruments at December 31, 2011:

($ millions)	Carrying value	Fair value	Reference
Assets:			
Fixed maturities, available-for-sale, at fair value	**$1,934.9**	**$1,934.9**	See above
Equity securities, available-for-sale, at fair value	**167.3**	**167.3**	See above
Other invested assets, available-for-sale, at fair value	**57.2**	**57.2**	See above
Notes receivable from affiliate	**70.0**	**77.5**	See Note 6c
Liabilities:			
Notes payable	**116.4**	**115.8**	See Note 7
Pension plan assets, available-for-sale, at fair value	**145.8**	**145.8**	See Note 9
Postretirement plan assets, available-for-sale, at fair value	**1.8**	**1.8**	See Note 9

4. Losses and Loss Expenses Payable

The following table sets forth the activity in the liability for losses and loss expenses for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Losses and loss expenses payable, at beginning of year	**$ 893.0**	840.2	791.2
Less: reinsurance recoverable on losses and loss expenses payable	**18.8**	20.8	21.2
Net balance at beginning of year	**874.2**	819.4	770.0
Impact of pooling changes, January 1, 2011 and 2010 (Note 6a)	**124.1**	(4.0)	—
Incurred related to:			
Current year	**1,213.3**	954.2	899.5
Prior years	**(33.3)**	(64.6)	(56.2)
Total incurred	**1,180.0**	889.6	843.3
Paid related to:			
Current year	**724.2**	543.9	524.8
Prior years	**369.1**	286.9	269.1
Total paid	**1,093.3**	830.8	793.9
Impact of pooling change, December 31, 2011 (Note 6a)	**(203.4)**	—	—
Net balance at end of year	**881.6**	874.2	819.4
Plus: reinsurance recoverable on losses and loss expenses payable	**25.5**	18.8	20.8
Losses and loss expenses payable, at end of year (affiliates $376.8, $375.8 and $346.2, respectively)	**$ 907.1**	893.0	840.2

The Company recorded favorable loss and loss expense reserve development in 2011, 2010 and 2009 of $33.3 million, $64.6 million and $56.2 million, respectively. The favorable development was the result of subsequent reserve reviews using more mature claim data. Favorable development of loss adjustment expenses contributed approximately $7.6 million of the 2011 development, while $4.3 million was attributable to favorable development on catastrophe reserves. The personal and business insurance segments non-catastrophe loss and ALAE reserves accounted for $28.1 million of favorable development in 2011, primarily in the homeowners, commercial multi-peril and fire & allied lines with $14.2 million, $6.1 million and $4.9 million of favorable development, respectively. The favorable development in these lines was driven by emergence of lower than anticipated claim severity, primarily from accident years 2010 and 2009 as well as, to a lesser extent, the past five accident years in the commercial multi-peril line of business. The specialty insurance segment non-catastrophe loss and ALAE reserves accounted for $6.7 million of adverse development in 2011, which was driven by greater than anticipated large losses in the commercial auto line of business and reserve increases on certain life time disability claims in the workers' compensation line of business.

Favorable development of loss adjustment expenses contributed approximately $12.7 million of the 2010 development. Of the remaining favorable development in 2010, $10.7 million, $10.4 million and $9.0 million was attributable to auto liability, both personal and commercial, homeowners and fire & allied lines, respectively. The favorable development in these lines was driven by emergence of lower than anticipated claim severity, as well as lower than anticipated claim frequency for fire & allied lines. Much of the favorable development was attributable to the 2009 and, to a lesser extent, 2008 accident years.

Favorable development in 2009 of loss adjustment expense and catastrophe losses contributed approximately $10.9 million each. Of the remaining favorable development in 2009, $9.5 million and $8.3 million was attributable to auto liability, both personal and commercial, and other & product liability, respectively. The favorable development in those lines was driven by emergence of lower than anticipated claim severity, as well as lower than anticipated claim frequency for other & product liability.

5. Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers and is a member in various pools and associations. See Note 6a for discussion of reinsurance with affiliates. The voluntary arrangements provide greater diversification of business and limit the maximum net loss potential arising from large risks and catastrophes. Most of the ceded reinsurance is effected under reinsurance contracts known as treaties; the remainder is by negotiation on individual risks. Although the ceding of reinsurance does not discharge the original insurer from its primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The recoverability of these assets depends on the reinsurers' ability to perform under the reinsurance agreements. The Company evaluates and monitors the financial condition and concentrations of credit risk associated with its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. The Company has reported ceded losses and loss expenses payable and prepaid reinsurance premiums with other insurers and reinsurers as assets. All reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.

On December 31, 2011, the State Auto Group entered into the Home Owners Quota Share Arrangement, which is a three-year quota share agreement covering its homeowners book of business. Under this arrangement, the State Auto Group cedes to reinsurers 75% of its homeowners business under policies in force at the effective date and new and renewal policies thereafter issued during the term of the agreement. The arrangement remains in place until December 31, 2014. A reinsurer may terminate its participation in the arrangement upon the occurrence of certain events, including, without limitation, the following: the policyholders' surplus of the State Auto Group has been reduced by more than 25% from the amount of its surplus as of September 30, 2011; or the State Auto Group has been assigned an A.M. Best's rating below A-. Under the arrangement, the State Auto Group will receive a 29.0% commission on all premiums ceded to the reinsurers during the term of the agreement. Subject to the terms and conditions of the arrangement, the State Auto Group may receive a profit commission. On December 31, 2011 the Company transferred $106.3 million of unearned premium related to this arrangement. The amount of ceding commission is limited to the amount of deferred acquisition costs that would have been deferred if not for entering in the arrangement. At December 31, 2011, the Company has recorded $6.7 million of excess ceding commission as a deferred liability on the consolidated balance sheet.

The following table sets forth the effect of the Company's external reinsurance on its balance sheets at December 31, 2011 and 2010, prior to the reinsurance transaction with State Auto Mutual under the Pooling Arrangement, as discussed in Note 6a:

($ millions)	December 31	
	2011	2010
Losses and loss expenses payable:		
Direct	**$517.7**	496.0
Assumed	**12.6**	21.2
Ceded	**(25.5)**	(18.8)
Net losses and loss expenses payable	**$504.8**	498.4
Unearned premiums:		
Direct	**$370.7**	368.0
Assumed	**1.1**	10.6
Ceded	**(7.9)**	(7.6)
Net unearned premiums	**$363.9**	371.0

The following table sets forth the effect of the Company's external reinsurance on its income statements for the years ended December 31, 2011, 2010 and 2009, prior to the reinsurance transaction with State Auto Mutual under the Pooling Arrangement, as discussed in Note 6a:

($ millions)	Year ended December 31		
	2011	2010	2009
Written premiums:			
Direct	**$814.4**	852.8	830.3
Assumed	**8.7**	3.4	4.9
Ceded	**(26.9)**	(27.3)	(26.7)
Net written premiums	**$796.2**	828.9	808.5
Earned premiums:			
Direct	**$812.1**	842.1	802.8
Assumed	**18.2**	3.5	5.0
Ceded	**(26.7)**	(26.8)	(26.5)
Net earned premiums	**$803.6**	818.8	781.3
Losses and loss expenses incurred:			
Direct	**$716.2**	589.2	587.0
Assumed	**12.6**	2.4	2.7
Ceded	**(25.8)**	(6.1)	(10.7)
Net losses and loss expenses incurred	**$703.0**	585.5	579.0

6. Transactions with Affiliates

a. Reinsurance

The insurance subsidiaries of State Auto Financial participate in a quota share reinsurance pooling arrangement ("the Pooling Arrangement") with State Auto Mutual and its subsidiaries and affiliates, State Auto Insurance Company of Wisconsin ("SA Wisconsin"), State Auto Florida Insurance Company ("SA Florida"), Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"), Meridian Security Insurance Company ("Meridian Security"), Beacon National Insurance Company ("Beacon National"), Patrons Mutual Insurance Company of Connecticut ("Patrons Mutual") and Litchfield Mutual Fire Insurance Company ("Litchfield"). State Auto P&C, Milbank, Farmers and SA Ohio are referred to as the "STFC Pooled Companies," and State Auto Mutual, SA Wisconsin, SA Florida, Meridian Citizens Mutual, Meridian Security, Beacon National, Patrons Mutual and Litchfield are referred to as the "Mutual Pooled Companies." The STFC Pooled Companies, the Mutual Pooled Companies, including the Rockhill Insurers (defined below), and Beacon Lloyds Insurance Company ("Beacon Lloyds"), a subsidiary of State Auto Mutual, are collectively referred to as the "State Auto Group."

As of January 1, 2011, the Pooling Arrangement was amended to add Rockhill Insurance Company ("Rockhill"), Plaza Insurance Company ("Plaza"), American Compensation Insurance Company ("American Compensation") and Bloomington Compensation Insurance Company ("Bloomington Compensation") to the pool. Rockhill, Plaza, American Compensation and Bloomington Compensation are referred to as the "Rockhill Insurers." In conjunction with this amendment, the STFC Pooled Companies received $149.8 million ($69.1 million in cash and $80.7 million in investment securities) from the Rockhill Insurers for net insurance liabilities transferred on January 1, 2011. The following table sets forth the impact on the Company's balance sheet at January 1, 2011, relating to this amendment:

($ millions)	(Decrease)/Increase
Losses and loss expenses payable	$124.1
Unearned premiums	34.1
Other liabilities	(0.1)
Less:	
Deferred acquisition costs	8.3
Net cash and investment securities received	$149.8

Notes to Consolidated Financial Statements, Continued

On December 31, 2011, the Pooling Arrangement was amended to reduce the overall participation percentage of the STFC Pooled Companies from 80% to 65% and to include the pooling of applicable balance sheet accounts such as applicable accumulated other comprehensive income related to employee benefit plans. In conjunction with this amendment, the STFC Pooled Companies will pay $261.4 million in cash to the Mutual Pooled Companies in the first quarter 2012 for the net liabilities transferred on December 31, 2011. The following table sets forth the impact on the Company's balance sheet at December 31, 2011, relating to this amendment:

($ millions)	(Decrease)/Increase
Losses and loss expenses payable	$(203.4)
Unearned premiums	(106.8)
Pension and postretirement liabilities	(52.3)
Other liabilities	22.1
Accumulated other comprehensive income	59.1
Less:	
Deferred acquisition costs	(27.3)
Other assets	7.4
Net cash to be paid (Due to affiliate)	$(261.4)

As of January 1, 2010, the Pooling Arrangement was amended to add SA National to the pool and to include voluntary assumed reinsurance from third parties unaffiliated with the pool participants that was assumed on or after January 1, 2009. In conjunction with this amendment, the STFC Pooled Companies received $3.7 million in cash for net insurance assets transferred on January 1, 2010. The following table sets forth the impact on the Company's balance sheet at January 1, 2010, relating to this amendment:

($ millions)	(Decrease)/Increase
Losses and loss expenses payable	$(4.0)
Unearned premiums	(1.4)
Other liabilities	(0.6)
Less:	
Deferred acquisition costs	(0.2)
Other assets	(9.5)
Net cash received	$ 3.7

In general, under the Pooling Arrangement, the STFC Pooled Companies and the Mutual Pooled Companies other than State Auto Mutual cede to State Auto Mutual all of their insurance business and assume from State Auto Mutual an amount equal to their respective participation percentages in the Pooling Arrangement. All premiums, losses and loss expenses and underwriting expenses are allocated among the participants on the basis of each Company's participation percentage in the Pooling Arrangement. The Pooling Arrangement provides indemnification against loss or liability relating to insurance risk and has been accounted for as reinsurance.

The Pooling Arrangement does not relieve each individual pooled subsidiary of its primary liability as the originating insurer; consequently, there is a concentration of credit risk arising from business ceded to State Auto

Mutual. As the Pooling Arrangement provides for the right of offset, the Company has reported losses and loss expenses payable and prepaid reinsurance premiums to State Auto Mutual as assets only in situations when net amounts ceded to State Auto Mutual exceed net amounts assumed. All parties that participate in the Pooling Arrangement have an A.M. Best rating of A (Excellent).

The following table sets forth the reinsurance transactions on the Company's balance sheets for the Pooling Arrangement between the STFC Pooled Companies and State Auto Mutual at December 31, 2011 and 2010:

($ millions)	December 31	
	2011	2010
Losses and loss expenses payable:		
Ceded	**$(504.8)**	(498.4)
Assumed	**881.6**	874.2
Net assumed	**$ 376.8**	375.8
Unearned premiums:		
Ceded	**$(363.9)**	(371.0)
Assumed	**462.3**	605.6
Net assumed	**$ 98.4**	234.6

The following table sets forth the reinsurance transactions on the Company's income statements for the Pooling Arrangement between the STFC Pooled Companies and State Auto Mutual for the years ended December 31, 2011, 2010 and 2009:

($ millions)	Year ended December 31		
	2011	2010	2009
Written premiums:			
Ceded	**$ (796.2)**	(828.9)	(770.8)
Assumed	**1,284.6**	1,323.5	1,172.7
Earned premiums:			
Ceded	**$ (803.6)**	(818.8)	(742.6)
Assumed	**1,428.8**	1,257.2	1,137.8
Losses and loss expenses incurred:			
Ceded	**$ (701.0)**	(579.1)	(545.0)
Assumed	**1,177.7**	883.2	809.2

Intercompany Balances

Pursuant to the Pooling Arrangement, State Auto Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and then settles the intercompany balances generated by these transactions with the participating companies on a quarterly basis within 45 days following each quarter end. No interest is paid on this balance. When settling the intercompany balances, State Auto Mutual provides the pool participants with full credit for the premiums written and net losses paid during the quarter and retains all receivable amounts from insureds and agents and reinsurance recoverable on paid losses from unaffiliated reinsurers. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by State Auto Mutual and allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet credit risk related to the balances due to State Auto Mutual from insurers, agents and reinsurers, which are offset by the unearned premium from the respective policies. The Company's share of the premium balances due to State Auto Mutual from agents and insureds at December 31, 2011 and 2010 is approximately $268.5 million and $330.7 million, respectively.

b. Notes Payable

In May 2003, State Auto Financial formed a Delaware business trust (the "Capital Trust") to issue $15.0 million of mandatorily redeemable preferred capital securities to a third party and $0.5 million of common securities to State Auto Financial (the capital and common securities are collectively referred to as the "Trust Securities"). The Capital Trust loaned $15.5 million, the proceeds from the issuance of its Trust Securities, to State Auto Financial in the form of a Floating Rate Junior Subordinated Debt Securities due in 2033 (the "Subordinated Debentures"). The Subordinated Debentures and interest accrued thereon are the Capital Trust's only assets. Interest on the Trust Securities are payable quarterly at a rate equal to the three-month LIBOR rate plus 4.20% adjusted quarterly (total 4.73% at December 31, 2011). Because the interest rate and interest payment dates on the Subordinated Debentures are the same as the interest rate and interest payment dates on the Trust Securities, payments from the Subordinated Debentures finance the distributions paid on the Trust Securities. State Auto Financial has the right to redeem the Subordinated Debentures, in whole or in part, on or after May 2008. State Auto Financial has unconditionally and irrevocably guaranteed payment of any required distributions on the capital securities, the redemption price when the capital securities are to be redeemed, and any amounts due if the Capital Trust is liquidated or terminated. State Auto Financial's equity interest in the Capital Trust is included in other invested assets. In accordance with the Consolidation Topic of the FASB ASC, State Auto Financial determined that the business trust is a variable interest entity for which it is not the primary beneficiary and therefore, does not consolidate the Capital Trust with the Company. See Note 7.

c. Notes Receivable

In May 2009, the Company entered into two separate credit agreements with State Auto Mutual pursuant to which it loaned State Auto Mutual a total of $70.0 million. Interest is payable semi-annually at a fixed annual interest rate of 7.00%, with the principal payable in May 2019. There is no prepayment penalty, and no collateral was given as security for the payment of this loan.

Under these agreements, State Auto Financial earned interest of $4.9 million, $4.9 million and $3.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Interest income is included in net investment income on the consolidated statements of income.

The Company estimates the fair value of the notes receivable from affiliate using market quotations for U.S. treasury securities with similar maturity dates and applies an appropriate credit spread. The following table sets forth the notes receivable at December 31, 2011 and 2010:

($ millions, except interest rates)	**2011**			2010		
	Carrying value	**Fair value**	**Interest rate**	Carrying value	Fair value	Interest rate
Notes receivable from affiliate	**$70.0**	**$77.5**	**7.00%**	$70.0	$71.1	7.00%

d. Management Services

Stateco provides State Auto Mutual and its affiliates investment management services. Investment management income is recognized quarterly based on a percentage of the average fair value of investable assets and the equity portfolio performance of each company managed. Revenue related to these services amounted to $1.9 million, $1.6 million and $1.6 million in 2011, 2010 and 2009, respectively, and is included in other income (affiliates) on the consolidated statements of income.

7. Notes Payable and Credit Facility

In 2003, State Auto Financial issued $100.0 million of unsecured Senior Notes due November 2013. The Senior Notes bear interest at a fixed rate of 6.25% per annum, which is payable each May 15 and November 15. The Senior Notes are general unsecured obligations ranking senior to all existing and future subordinated indebtedness and equal with all existing and future senior indebtedness. The Senior Notes are not guaranteed by any of State Auto Financial's subsidiaries and thereby are effectively subordinated to all subsidiaries' existing and future indebtedness. State Auto Financial incurred $1.5 million in issuance costs related to the Senior Notes, which is recorded in other assets on the consolidated balance sheets and is being amortized into interest expense ($0.1 million each for 2011, 2010 and 2009) as the underlying interest expense is recognized on the Senior Notes.

State Auto Financial has a $100.0 million unsecured revolving credit facility with a syndicate of lenders which matures in September 2016 (the "Credit Facility"). During the term of the Credit Facility, State Auto Financial has the right to increase the total facility to a maximum amount of $150.0 million, provided that no event of default has occurred and is continuing. The Credit Facility is available for general corporate purposes and provides for interest-only payments during its term, with principal and interest due in full at maturity. Interest is based on LIBOR or a base rate plus a calculated margin amount. The Credit Facility includes certain covenants, including financial covenants that require the Company to maintain a minimum net worth and not exceed a certain debt to capitalization ratio. As of December 31, 2011, the Company had not made any borrowings and was in compliance with all covenants related to the Credit Facility. State Auto Financial incurred $0.5 million in issuance costs related to the Credit Facility, which is recorded in other assets on the consolidated balance sheets and is being amortized into expense ($0.1 million each for 2011, 2010 and 2009) over the term of the Credit Facility.

The fair value of the Senior Notes is based on the quoted market price at December 31, 2011 and 2010, respectively. The carrying amount of the Subordinated Debentures (see Note 6b) in the consolidated balance sheets approximates its fair value as the interest rate adjusts quarterly. The following table sets forth the notes payable at December 31, 2011 and 2010:

($ millions, except interest rates)	**2011**			2010		
	Carrying value	**Fair value**	**Interest rate**	Carrying value	Fair value	Interest rate
Senior Notes due 2013: issued $100.0, November 2003 with fixed interest	**$100.9**	**$100.3**	**6.25%**	$101.3	$106.4	6.25%
Affiliate Subordinated Debentures due 2033: issued $15.5, May 2003 with variable interest (see Note 6b)	**15.5**	**15.5**	**4.73**	15.5	15.5	4.50
Total notes payable	**$116.4**	**$115.8**		$116.8	$121.9	

8. Federal Income Taxes

The following table sets forth the reconciliation between actual federal income tax expense (benefit) and the amount computed at the indicated statutory rate for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	**%**	2010	%	2009	%
Amount at statutory rate	**$(38.3)**	**35**	$ 8.6	35	$ (4.5)	35
Tax-exempt interest and dividends received deduction	**(10.8)**	**10**	(13.1)	(54)	(16.9)	133
Patient Protection and Affordable Care Act, Medicare Part D exemption repeal	**—**	**—**	4.5	19	—	—
Other, net	**(4.6)**	**4**	—	—	(1.1)	8
Valuation allowance	**91.2**	**(83)**	—	—	(0.5)	4
Federal income tax expense (benefit) and effective rate	**$ 37.5**	**(34)**	$ —	—	$(23.0)	180

The following table sets forth the tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010:

($ millions)	**December 31, 2011**	December 31, 2010
Deferred tax assets:		
Unearned premiums not currently deductible	**$ 32.4**	42.6
Losses and loss expenses payable discounting	**25.0**	25.2
Postretirement and pension benefits	**39.4**	63.1
Realized loss on other-than-temporary impairment	**11.4**	11.0
Other liabilities	**14.9**	16.9
Net operating loss carryforward	**56.0**	4.0
Tax credit carryforward	**0.7**	7.7
Other	**6.3**	6.7
Total deferred tax assets	**186.1**	177.2
Deferred tax liabilities:		
Deferral of policy acquisition costs	**41.3**	52.5
Net unrealized holding gains on investments	**53.1**	38.4
Total deferred tax liabilities	**94.4**	90.9
Total net deferred tax assets before valuation allowance	**91.7**	86.3
Less valuation allowance	**91.2**	—
Net deferred federal income taxes	**$ 0.5**	86.3

Deferred income tax assets and liabilities represent the tax effect of the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. The Company periodically evaluates its deferred tax assets, which requires significant judgment, to determine if they are realizable based upon weighing all available evidence, both positive and negative, including loss carryback potential, past operating results, existence of cumulative losses in the most recent years, projected performance of the business, future taxable income, including the ability to generate capital gains, and prudent and feasible tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income and/or other comprehensive income (loss).

The magnitude of the catastrophe losses from unprecedented storms experienced industry wide, which by far exceeded the Company's projections, resulted in a loss before federal income taxes for the year ended December 31, 2011. The Company considered both positive and negative evidence and concluded a valuation allowance should be established. A valuation allowance of $91.2 million was held at December 31, 2011, with a corresponding charge to total tax expense for the year ended December 31, 2011. The $0.5 million of deferred income tax asset remaining after recognition of the valuation allowance represents a deferred tax asset on the gross unrealized fixed maturity losses where management determined this portion of the asset to be realizable due to management's assertion that it has both the ability and intent to hold these securities through recovery or maturity.

In future periods the Company will re-assess its judgments and assumptions regarding the realization of its net deferred tax assets, but until such time the positive evidence exceeds the negative evidence the Company will maintain a valuation allowance against its net deferred tax assets.

At December 31, 2011 and 2010, the Company had a deferred tax asset related to its net operating loss carryforwards of $52.0 million and $4.0 million, respectively, which, if not used, will expire in 2031 and 2030, respectively.

At December 31, 2011, the Company carried no balance for uncertain tax positions. The Company had no accrual for the payment of interest and penalties at December 31, 2011 or 2010.

State Auto Financial and its subsidiaries file a consolidated U.S. federal income tax return. State Auto Financial and its subsidiaries also file in various state jurisdictions. The Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2008. However, the Company is currently under audit by the Internal Revenue Service for the 2009 and 2008 tax years, as required by the Congressional Joint Committee on Taxation due to refunds in excess of the $2.0 million threshold. The audit is anticipated to continue through 2012, and will include a limited scope examination for all tax years impacted by the net operating loss carrybacks, including tax years 2005 through 2009.

9. Pension and Postretirement Benefit Plans

The Company, through the employees of State Auto P&C, provides management and operation services under management agreements for all insurance and non-insurance affiliates. The annual periodic costs related to the Company's benefit plans are allocated to affiliated companies based on allocations pursuant to intercompany management agreements including the Pooling Arrangement for insurance subsidiaries and affiliates party to this agreement.

The Company provides a defined benefit pension plan for its eligible employees. Substantially all Company employees hired prior to January 1, 2010 become eligible to participate the year after becoming 20 years of age and vest with 5 years of credited service or attained age 65. The Company's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Benefits are determined by applying factors specified in the plan to a participant's defined average annual compensation.

The Company also provides a postretirement benefit plan including certain health care and life insurance benefits for its eligible retired employees. On November 4, 2011, the postretirement benefit plan was amended to change eligibility requirements for participation of employees and certain retirees, resulting in a $93.8 million negative plan amendment. In addition, a curtailment gain resulted and the Company's portion recognized was $14.9 million.

The defined benefit pension and postretirement benefit plans are referred to herein as "the benefit plans."

The following table sets forth information regarding the pension and postretirement benefit plans' change in benefit obligation, plan assets and funded status at December 31, 2011 and 2010:

($ millions)	Pension		Postretirement	
	2011	2010	**2011**	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 282.8**	250.0	**$119.4**	95.4
Curtailment	**—**	(2.4)	**—**	—
Plan amendments	**—**	—	**(93.8)**	—
Service cost	**10.5**	10.8	**5.2**	4.6
Interest cost	**15.2**	14.9	**5.7**	5.6
Actuarial loss	**52.5**	24.8	**7.4**	16.9
Benefits paid	**(16.0)**	(15.3)	**(2.3)**	(3.1)
Impact of pooling change, December 31, 2011	**(115.4)**	—	**(14.5)**	—
The Company's portion of benefit obligation at end of year	**$ 229.6**	282.8	**$ 27.1**	119.4
Change in plan assets available for plan benefits:				
Fair value of plan assets available for plan benefits at beginning of year	**$ 219.6**	197.9	**$ 2.7**	2.6
Employer contribution	**15.0**	13.0	**—**	—
Actual return on plan assets	**8.6**	24.0	**0.1**	0.1
Benefits paid	**(16.0)**	(15.3)	**—**	—
Impact of pooling change, December 31, 2011	**(79.5)**	—	**(1.0)**	—
The Company's portion of fair value of plan assets at end of year	**$ 147.7**	219.6	**$ 1.8**	2.7
Supplemental executive retirement plan	**(5.6)**	(7.0)	**—**	—
Funded status at end of year	**$ (87.5)**	(70.2)	**$ (25.3)**	(116.7)
Accumulated benefit obligation—end of year	**$ 207.1**	258.3		

No assets are expected to be returned during the fiscal year ending December 31, 2012.

Notes to Consolidated Financial Statements, Continued

The following table sets forth the Company's share of the amounts included in accumulated other comprehensive income (loss) that have not been recognized in net periodic cost at December 31, 2011 and 2010:

($ millions)	December 31	
	2011	2010
Transition asset	**$ —**	(0.3)
Prior service benefit	**(80.9)**	(18.2)
Net actuarial loss	**136.2**	144.8
Total	**$ 55.3**	126.3

The following table sets forth the Company's share of amortization expected to be recognized for the year ending December 31, 2012:

($ millions)	2012
Prior service benefit	$(5.2)
Net actuarial loss	7.9
Total	$ 2.7

The following table sets forth information regarding the Company's share of pension and postretirement benefit plans' components of net periodic cost for the years ended December 31, 2011, 2010 and 2009:

($ millions)	Pension			Postretirement		
	2011	2010	2009	**2011**	2010	2009
Components of net periodic cost:						
Service cost	**$ 8.5**	8.7	8.2	**$ 4.1**	3.7	4.1
Interest cost	**12.3**	12.0	11.7	**5.1**	5.0	5.8
Expected return on plan assets	**(14.6)**	(13.9)	(14.7)	**(0.2)**	(0.2)	(0.2)
Amortization of prior service cost (benefit)	**0.3**	0.3	0.4	**(2.1)**	(1.4)	(1.5)
Amortization of net actuarial loss	**7.0**	7.7	5.6	**0.3**	0.1	0.2
Net periodic cost	**13.5**	14.8	11.2	**7.2**	7.2	8.4
Curtailment loss (gain)	**—**	—	0.2	**—**	(1.6)	(1.6)
Net periodic cost	**$ 13.5**	14.8	11.4	**$ 7.2**	5.6	6.8

The following table sets forth the Company's share of the benefit payments, which reflect expected future service, expected to be paid:

($ millions)	Pension	Postretirement
2012	$ 7.6	$2.2
2013	8.0	2.2
2014	8.5	2.2
2015	8.8	2.1
2016	9.3	2.1
2017 – 2021	56.4	9.2

The postretirement plan's gross benefit payments for 2011 were $2.8 million, including the prescription drug benefits. The postretirement plan's subsidy related to Medicare Prescription Drug Improvement and Modernization Act of 2003 was $0.4 million for 2011 and estimates future annual subsidies to be approximately $0.4 million.

The following table sets forth the weighted average assumptions used to determine the benefit plans' obligations at December 31, 2011 and 2010:

	Pension		Postretirement	
	2011	2010	**2011**	2010
Benefit obligations weighted-average assumptions:				
Discount rate	**4.40%**	5.50%	**4.40%**	5.50%
Rates of increase in compensation levels	**4.00**	4.00	—	—

The following table sets forth the weighted average assumptions used to determine the benefit plans' net periodic cost for the years ended December 31, 2011, 2010 and 2009:

	Pension			Postretirement		
	2011	2010	2009	**2011**	2010	2009
Weighted-average assumptions:						
Discount rate	**5.50%**	6.00%/ 5.75%[(2)]	6.00%/ 6.25%[(3)]	**5.50%/ 4.75%**[(1)]	6.00%	6.00%/ 6.25%[(3)]
Expected long-term rate of return on assets	**8.00**	8.00	9.00/ 8.00[(3)]	**8.00**	8.00	9.00/ 8.00[(3)]
Rates of increase in compensation levels	**4.00**	4.00	4.00	—	—	—

(1) Due to the curtailment resulting from the postretirement benefit plan amendment, the expense was remeasured at November 1, 2011, using discount rate of 4.75%.

(2) Due to the curtailment resulting from the employee one-time pension benefit election, the expense was remeasured at May 31, 2010, using discount rate of 5.75%.

(3) Due to the curtailment resulting from the restructuring, the expense was remeasured at June 30, 2009, using discount rate of 6.25% and expected long-term rate of return on assets of 8.00%.

The benefit plans' obligations are long-term in nature and consequently the investment strategies have a long-term time horizon. In establishing the long-term rate of return assumption on plan assets, management, along with its pension consulting actuary, reviews the historical performance of the plan assets and the stability in the mix of the investment portfolio. The expected inflation rate and expected real rates of return of applicable asset classes are then determined to assist in setting appropriate assumptions.

The following table sets forth the assumed health care cost trend rates used for the years ended December 31, 2011, 2010 and 2009:

	Postretirement		
	2011	2010	2009
Assumed health care cost trend rates:			
Health care cost trend rate assumed for the next year	**10.00%**	10.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2016**	2015	2014

The assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The following table sets forth the effects of a one percentage point change in assumed health care cost trend rates for the year ended December 31, 2012:

($ millions)	Postretirement	
	Increase	(Decrease)
One percentage point change:		
Effect on total service and interest cost	$0.2	$(0.1)
Effect on accumulated postretirement benefit obligation	3.5	(3.1)

The benefit plans' investment policy objective is to preserve the investment principal while generating income and appreciation in fair value to meet the benefit plans' obligations. The benefit plans' investment strategy and risk tolerance is balanced between meeting cash obligation requirements and a long-term relatively high risk tolerance. Since the nature and timing of the benefit plans' liabilities and cash requirements are predictable, the liquidity requirements are somewhat moderate. One of the goals of diversifying the benefit plans' portfolio among different asset classes is the elimination of concentration of risk in one asset class. Management has investment policy guidelines with respect to limiting the ownership in any single debt or equity issuer, and the international private equity investments are composed of numerous securities to reduce our exposure to a single issuer. The following table sets forth the asset allocation targets, as a percentage of total fair value, which are used as a guide by management when allocating funds as they become available.

	Asset allocation target (0 to 100%)
Asset Category:	
Fixed maturity	36%
U.S. large-cap equity	33
U.S. small-cap equity	14
International equity	12
Emerging market equity	5
Total	100%

Notes to Consolidated Financial Statements, Continued

See Note 3 for the valuation methods used by the Company for each type of financial instrument the plans hold that are carried at fair value. There were no transfers between level categorizations during the years ended December 31, 2011 and 2010.

The following tables set forth the Company's share of pension plan's available-for-sale securities within the fair value hierarchy at December 31, 2011 and 2010:

($ millions) At December 31, 2011:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	**$ 25.2**	**—**	**25.2**	**—**
Corporate securities	**10.9**	**—**	**10.9**	**—**
U.S. government agencies mortgage-backed securities	**17.8**	**—**	**17.8**	**—**
Total fixed maturities	**53.9**	**—**	**53.9**	**—**
Equity securities:				
Large-cap securities	**51.5**	**51.5**	**—**	**—**
Small-cap securities	**20.7**	**20.7**	**—**	**—**
Total equity securities	**72.2**	**72.2**	**—**	**—**
International instruments	**15.9**	**—**	**15.9**	**—**
Short-term money market funds	**3.8**	**3.8**	**—**	**—**
Total pension plan investments	**$145.8**	**76.0**	**69.8**	**—**

($ millions) At December 31, 2010:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	$ 29.1	—	29.1	—
Corporate securities	12.8	—	12.8	—
U.S. government agencies mortgage-backed securities	29.9	—	29.9	—
Total fixed maturities	71.8	—	71.8	—
Equity securities:				—
Large-cap securities	86.4	86.4	—	—
Small-cap securities	32.0	32.0	—	—
Total equity securities	118.4	118.4	—	—
International instruments	25.5	—	25.5	—
Short-term money market funds	2.2	2.2	—	—
Total pension plan investments	$217.9	120.6	97.3	—

Notes to Consolidated Financial Statements, Continued

The following tables set forth the Company's share of the postretirement plan's available-for-sale securities within the fair value hierarchy at December 31, 2011 and 2010:

($ millions)

At December 31, 2011:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	**$1.4**	**—**	**1.4**	**—**
Corporate securities	**0.2**	**—**	**0.2**	**—**
Total fixed maturities	**1.6**	**—**	**1.6**	**—**
Short-term money market funds	**0.2**	**0.2**	**—**	**—**
Total postretirement plan investments	**$1.8**	**0.2**	**1.6**	**—**

($ millions)

At December 31, 2010:	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed maturities:				
U.S. treasury securities and obligations of U.S. government agencies	$2.2	—	2.2	—
Corporate securities	0.3	—	0.3	—
Total fixed maturities	2.5	—	2.5	—
Short-term money market funds	0.2	0.2	—	—
Total postretirement plan investments	$2.7	0.2	2.5	—

The actuarially prepared funding amount to the pension plan ranges from the minimum amount the Company would be required to contribute to the maximum amount that would be deductible for tax purposes. Contributed amounts in excess of the minimum amounts are deemed voluntary. Amounts in excess of the maximum amount would be subject to an excise tax and may not be deductible for tax purposes. The Company share of expected contributions during 2012 is approximately $13.0 million.

The Company maintains a defined contribution plan that covers substantially all employees of the Company. The Company matches the first 1% of contributions of participants' salary at the rate of one dollar for each dollar contributed. Participant contributions of 2% to 6% are matched at a rate of 50 cents for each dollar contributed. In addition, the Company contributes a percentage of the employee's annual income for those employees hired on or after January 1, 2010, and for those employees hired prior to January 1, 2010 who chose to freeze their existing accrued pension benefit effective June 30, 2010. The Company's share of the expense under the plan totaled $4.8 million, $3.3 million and $3.3 million for 2011, 2010 and 2009, respectively.

10. Stockholders' Equity

a. Treasury Shares

On August 17, 2007, State Auto Financial's Board of Directors authorized a plan to repurchase, from time to time, up to 4.0 million of its common shares, or approximately 10% of State Auto Financial's outstanding shares (the "Repurchase Plan"). This program ended on December 31, 2009. Under the Repurchase Plan, State Auto Financial repurchased shares from State Auto Mutual in amounts that were proportional to the respective current ownership percentages of State Auto Mutual, which was approximately 64%, and other shareholders. State Auto Financial did not repurchase any shares in 2009 and had total share repurchase activity in 2008 of approximately 1.2 million common shares. For the lifetime of the Repurchase Plan, approximately 2.0 million common shares were purchased at an average repurchase price of $27.26 per share for a total cost of $55.3 million.

b. Dividend Restrictions and Statutory Financial Information

State Auto P&C, Milbank, Farmers and SA Ohio are subject to regulations and restrictions under which payment of dividends from statutory earned surplus can be made to State Auto Financial during the year without prior approval of regulatory authorities. Pursuant to these rules, approximately $62.5 million is available for payment to State Auto Financial from its insurance subsidiaries in 2012 without prior approval. State Auto Financial received dividends from its insurance subsidiaries in the amount of $56.4 million and $11.5 million in 2010 and 2009, respectively.

The following tables set forth reconciliations of statutory capital and surplus and net income, as determined using SAP, to the amounts included in the accompanying consolidated financial statements:

($ millions)	**2011**	2010
Statutory capital and surplus of insurance subsidiaries	**$622.3**	783.0
Net liabilities of non-insurance parent and affiliates	**(74.2)**	(54.1)
	548.1	728.9
Increases (decreases):		
Deferred acquisition costs	**118.1**	150.2
Postretirement and pension benefits	**4.6**	(30.3)
Deferred federal income taxes	**(33.4)**	(37.6)
Fixed maturities at fair value	**117.0**	37.3
Other, net	**3.9**	3.3
Stockholders' equity per accompanying consolidated financial statements	**$758.3**	851.8

Notes to Consolidated Financial Statements, Continued

($ millions)	Year ended December 31		
	2011	2010	2009
Statutory net (loss) income of insurance subsidiaries	**$ (64.6)**	16.9	9.2
Net income (loss) of non-insurance parent and affiliates	**1.9**	2.3	(0.5)
	(62.7)	19.2	8.7
(Decreases) increases:			
Deferred acquisition costs	**(32.1)**	22.9	5.0
Postretirement and pension benefits	**(2.5)**	(18.4)	(12.0)
Deferred federal income taxes	**(48.4)**	4.7	12.5
Share-based compensation expense	**(2.9)**	(3.0)	(3.5)
Other, net	**1.8**	(0.9)	(0.5)
Net (loss) income per accompanying consolidated financial statements	**$(146.8)**	24.5	10.2

11. Preferred Stock

State Auto Financial has two authorized classes of preferred stock. For both classes, upon issuance, the Board of Directors has authority to fix and determine the significant features of the shares issued, including, among other things, the dividend rate, redemption price, redemption rights, conversion features and liquidation price payable in the event of any liquidation, dissolution, or winding up of the affairs of State Auto Financial.

The Class A preferred stock is not entitled to voting rights until, for any period, dividends are in arrears in the amount of six or more quarterly dividends.

12. Share-Based Compensation

The Company maintains share-based compensation plans for key employees and outside, or non-employee, directors. The share-based compensation plan for key employees is the State Auto Financial Corporation 2009 Equity Compensation Plan (the "Equity Plan"). This plan replaced the previous equity plan which expired on July 1, 2010. The stock-based compensation plan for outside directors is the Outside Directors Restricted Share Unit Plan (the "RSU Plan").

The Company's share-based compensation plans authorize the granting of various equity-based incentives including stock options, restricted stock and restricted share units to employees and non-employee directors and agents. The expense for these equity-based incentives is based on their fair value at date of grant and amortized over their vesting period. The fair value of each stock option is estimated on the date of grant using the Black-Scholes closed-form pricing model. The pricing model requires assumptions such as the expected life of the option and expected volatility of the Company's stock over the expected life of the option, which significantly impacts the assumed fair value. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future periods.

Equity Plan

The Equity Plan provides for the award of qualified and nonqualified stock options, restricted shares, performance shares, performance units and other stock-based awards. The Company has reserved 2.0 million common shares under the Equity Plan. As of December 31, 2011, a total of 0.9 million common shares are available for issuance under the Equity Plan. The Equity Plan provides that (i) no more than 33% of the common shares authorized for issuance under the Equity Plan may be granted in the form of awards other than stock options, (ii) the maximum number of common shares subject to awards of stock options, restricted shares and performance shares that may be granted in any calendar year is equal to 1.5% of the total number of common shares of the Company outstanding as of December 31 of the prior year, and (iii) the maximum number of common shares subject to awards of stock options, restricted shares and performance shares that may be granted in any calendar year to any one individual is 250,000 shares. The Equity Plan automatically terminates on May 8, 2019.

The Equity Plan provides that qualified stock options may be granted at an option price not less than the fair market value of the common shares at the date of grant and that nonqualified stock options may be granted at any price determined by the Compensation Committee of the Board of Directors. Options granted generally vest over a three-year period, with one-third of the options vesting on each anniversary of the grant date, and must be exercised no later than ten years from the date of grant. Stock options granted under the Equity Plan for 2011, 2010 and 2009 were 0.6 million, 0.6 million and 0.4 million, respectively.

The Equity Plan provides for the granting of restricted shares subject to a vesting schedule based on the employee's continued employment ("Restriction Period"), for which vesting is generally on the third anniversary after the date of grant. The Company recognizes compensation expense based on the number of restricted shares granted at the then grant date fair value over the Restriction Period.

The following table sets forth the status of the Company's non-vested and vested restricted shares and changes for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	**17,180**	**$18.78**	32,000	$29.98	42,500	$30.46
Granted	**16,707**	**17.03**	17,180	18.78	—	—
Vested	**—**	**—**	(32,000)	29.98	(10,500)	31.94
Outstanding, end of year	**33,887**	**$17.92**	17,180	$18.78	32,000	$29.98

As of December 31, 2011, there was $0.3 million of total unrecognized compensation cost related to non-vested restricted share compensation arrangements. The remaining cost is expected to be recognized over a period of 2.25 years.

Employee Stock Purchase Plan

The Company also has a broad-based employee stock purchase plan under which employees of the Company may choose at two different specified time intervals each year to have up to 6% of their annual base earnings withheld to purchase the Company's common shares. The purchase price of the common shares is 85% of the lower of its beginning-of-interval or end-of-interval market price. The Company has reserved 3.4 million common shares under this plan. As of December 31, 2011, a total of 2.9 million common shares have been purchased under this plan. This plan remains in effect until terminated by the Board of Directors.

Outside Directors Plan

The RSU Plan is an unfunded deferred compensation plan which currently provides each outside director with an award of 1,400 restricted share units (the "RSU award") following each annual meeting of shareholders. The amount of the award may change from year to year, based on the provision described below. The RSU awards are fully vested upon grant. RSU awards are not common shares of the Company and, as such, no participant has any rights as a holder of common shares under the RSU Plan. RSU awards represent the right to receive an amount, payable in cash or common shares of the Company, as previously elected by the outside director, equal to the value of a specified number of common shares of the Company at the end of the restricted period. Such election may be changed within the constraints set forth in the RSU Plan. The restricted period for the RSU awards begins on the date of grant and expires on the date the outside director retires from or otherwise terminates service as a director of the Company. During the restricted period, outside directors are credited with dividends, equivalent in value to those declared and paid on the Company's common shares, on all RSU awards granted to them. At the end of the restricted period, outside directors receive distributions of their RSU awards either (i) in a single lump sum payment, or (ii) in annual installment payments over a five- or ten-year period, as previously elected by the outside director. The administrative committee for the RSU Plan (currently the Company's Compensation Committee) retains the right to increase the annual number of RSU awards granted to each outside director to as many as 5,000 or to decrease such annual number to not less than 500, without seeking shareholder approval, if such increase or decrease is deemed appropriate by the administrative committee to maintain director compensation at appropriate levels. The RSU Plan automatically terminates on May 31, 2015. The Company accounts for the RSU Plan as a liability plan. There were 23,928 RSUs, 24,268 RSUs, and 14,800 RSUs granted in 2011, 2010 and 2009, respectively.

During 2011 and 2010, common shares valued at approximately $30,000 and $39,000, respectively, were distributed by the Company under the RSU Plan.

Stock Options

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes closed-form pricing model. The following tables present the weighted-average assumptions used in the option pricing model for options granted to employees and non-employees (independent insurance agencies) during 2011, 2010 and 2009. The expected life of the options for employees represents the period of time the options are expected to be outstanding and is based on historical trends. For non-employees the expected life of the option approximates the remaining contractual term of the option. The expected stock price volatility is based on the historical volatility of the Company's stock for a period approximating the expected life and the expected dividend yield is based on the Company's most recent period's dividend payout. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term approximating the expected life of the option.

The fair value of share-based awards granted to employees was estimated at the date of grant using the Black-Scholes option-pricing model. The following table sets forth the weighted average fair values and related assumptions for options granted for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Fair value per share	**$4.69**	5.40	4.56
Expected dividend yield	**3.51%**	3.28%	3.84%
Risk free interest rate	**2.5%**	2.5%	2.0%
Expected volatility factor	**34.9%**	36.8%	42.6%
Expected life in years	**6.3**	6.1	6.0

The following table sets forth the Company's total stock option activity and related information for these plans for the years ended December 31, 2011, 2010 and 2009:

(millions, except per share amounts)	**2011**		2010		2009	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	**3.4**	**$23.53**	3.1	$24.02	2.8	$24.84
Granted	**0.6**	**16.98**	0.6	18.74	0.4	14.65
Exercised	**—**	**16.40**	(0.2)	14.54	(0.1)	13.68
Canceled	**(0.2)**	**18.94**	(0.1)	24.73	—	25.38
Outstanding, end of year	**3.8**	**$22.79**	3.4	$23.53	3.1	$24.02

Intrinsic value for stock options is defined as the difference between the current market value and the grant price. For the years ended December 31, 2011, 2010 and 2009, the total intrinsic value of stock options exercised was $0.1 million, $1.4 million and $0.6 million, respectively. The tax benefit for tax deductions from share-based awards totaled $0.3 million and $0.2 million for the years ended December 31, 2010 and 2009, respectively.

The following table sets forth information pertaining to the total options outstanding and exercisable at December 31, 2011:

(Options in millions)	Options Outstanding			Options Exercisable	
	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Range of Exercise Prices:					
$10.01 – $20.00	**2.0**	**6.2**	**$17.20**	**0.9**	**$17.03**
$20.01 – $30.00	**1.1**	**4.8**	**27.16**	**1.1**	**27.26**
Greater than $30.00	**0.7**	**3.3**	**32.11**	**0.7**	**32.11**
	3.8	**5.3**	**$22.80**	**2.7**	**$24.92**

Aggregate intrinsic value for total options outstanding at December 31, 2011 was $1.9 million.

Compensation expense recognized during 2011, 2010 and 2009 was $3.2 million, $3.7 million and $3.7 million, respectively. Share-based compensation is recognized as a component of loss and loss adjustment expense and acquisition and operating expense in a manner consistent with other employee compensation. As of December 31, 2011, there was $3.4 million of total unrecognized compensation cost related to option-based compensation arrangements granted under the plans. The remaining cost is expected to be recognized over a period of three years.

13. Net (Loss) Earnings Per Common Share

The following table sets forth the compilation of basic and diluted net (loss) earnings per common share for the years ended December 31, 2011, 2010 and 2009:

(millions, except per share amounts)	**2011**	2010	2009
Numerator:			
Net (loss) earnings for basic net earnings per common share	**$(146.8)**	24.5	10.2
Effect of dilutive share-based awards	**—**	0.2	—
Adjusted net (loss) earnings for dilutive net (loss) earnings per common share	**$(146.8)**	24.7	10.2
Denominator:			
Weighted average shares for basic net (loss) earnings per common share	**40.1**	40.0	39.7
Effect of dilutive share-based awards	**0.1**	0.1	0.1
Adjusted weighted average shares for diluted net (loss) earnings per common share	**40.2**	40.1	39.8
Basic net (loss) earnings per common share	**$ (3.65)**	0.61	0.26
Diluted net (loss) earnings per common share	**$ (3.65)**	0.62	0.25

The following table sets forth the options to purchase shares of common stock that were not included in the computation of diluted earnings (loss) per share because the exercise price of the options was greater than the average market price or their inclusion would have been antidilutive for the years ended December 31, 2011, 2010 and 2009:

(in millions)	**2011**	2010	2009
Number of options	**3.3**	2.7	2.1

14. Reportable Segments

Effective January 1, 2011, the Company had four reportable segments: personal insurance, business insurance, specialty insurance (the "insurance segments") and investment operations. The insurance segments are business units managed separately because of the differences in the type of customers they serve or products they provide or services they offer. The personal insurance segment provides primarily personal automobile and homeowners to the personal insurance market. The business insurance segment provides primarily commercial automobile, commercial multi-peril, fire & allied and general liability insurance covering small-to-medium sized commercial exposures in the business insurance market. The specialty insurance segment provides commercial coverages, including workers' compensation, that require specialized product underwriting, claims handling or risk management services through a distribution channel of retail agents and wholesale brokers, which may include program administrators and other specialty sources. The investment operations segment, managed by Stateco, provides investment services.

Due to internal changes which occurred in 2010, that included realigning the internal organization to be more strategic in the personal, business and specialty insurance markets, along with changes to the Pooling Arrangement as of January, 1, 2011 (see Note 6), the Company changed its reportable insurance segments from personal and business insurance to the three insurance segments described above. No changes were made to the investment operations segment. Prior reporting periods have been restated to conform to the new insurance segment presentation.

The Company evaluates the performance of its insurance segments using industry financial measurements based on SAP, which include loss and loss adjustment expense ratios, underwriting expense ratios, combined ratios, statutory underwriting gain (loss), net premiums earned and net written premiums. One of the most significant differences between SAP and GAAP is that SAP requires all underwriting expenses to be expensed immediately and not deferred and amortized over the same period the premium is earned. The investment operations segment is evaluated based on investment returns of assets managed by Stateco.

Asset information by segment is not reported for the insurance segments because the Company does not produce such information internally.

Notes to Consolidated Financial Statements, Continued

The following table sets forth financial information regarding the Company's reportable segments for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Revenues from external sources:			
Insurance segments			
Personal insurance	**$ 800.6**	798.5	732.8
Business insurance	**379.0**	383.5	398.2
Specialty insurance	**249.2**	75.2	45.5
Total insurance segments	**1,428.8**	1,257.2	1,176.5
Investment operations segment			
Net investment income	**85.4**	80.8	82.1
Net realized capital gains (losses)	**38.1**	11.0	(5.2)
Total investment operations segment	**123.5**	91.8	76.9
Total revenue from reportable segments	**1,552.3**	1,349.0	1,253.4
All other	**1.4**	6.1	3.5
Total revenues from external sources	**1,553.7**	1,355.1	1,256.9
Intersegment revenues	**10.5**	9.8	9.6
Total revenues	**1,564.2**	1,364.9	1,266.5
Reconciling items:			
Eliminate intersegment revenues	**(10.5)**	(9.8)	(9.6)
Total consolidated revenue	**$1,553.7**	1,355.1	1,256.9
Segment loss before federal income tax:			
Insurance segments:			
Personal insurance SAP underwriting loss	**$ (67.4)**	(9.3)	(59.5)
Business insurance SAP underwriting loss	**(70.9)**	(24.0)	(2.2)
Specialty insurance SAP underwriting loss	**(46.6)**	(28.5)	(6.2)
Total insurance segments	**(184.9)**	(61.8)	(67.9)
Investment operations segment:			
Net investment income	**85.4**	80.8	82.1
Net realized capital gains (losses)	**38.1**	11.0	(5.2)
Total investment operations segment	**123.5**	91.8	76.9
All other segments income (loss)	**(0.5)**	0.3	(1.1)
Reconciling items:			
GAAP adjustments	**(37.9)**	—	(11.5)
Interest expense on corporate debt	**(7.1)**	(7.1)	(7.6)
Corporate expenses	**(2.4)**	1.3	(1.6)
Total consolidated (loss) income before federal income taxes	**$ (109.3)**	24.5	(12.8)

Notes to Consolidated Financial Statements, Continued

The following table sets forth financial information regarding the Company's reportable segments at December 31, 2011 and 2010:

($ millions)	December 31	
	2011	2010
Segment assets:		
Investment operations segment	**$2,585.9**	$2,395.4
Total segment assets	**2,585.9**	2,395.4
Reconciling items:		
Corporate assets	**204.9**	326.6
Total consolidated assets	**$2,790.8**	$2,722.0

Assets attributed to the investment operations segment include the total investments and cash and cash equivalent categories from the balance sheet. All other assets are corporate assets and are not assigned to a segment.

The following table sets forth revenues from external sources for reportable segments for the years ended December 31, 2011, 2010 and 2009:

($ millions)	**2011**	2010	2009
Earned premiums:			
Personal insurance:			
Personal auto	**$ 492.6**	508.1	471.9
Homeowners	**272.7**	257.3	230.0
Other personal	**35.3**	33.1	30.9
Total personal insurance earned premiums	**800.6**	798.5	732.8
Business insurance:			
Commercial auto	**94.0**	98.6	106.2
Commercial multi-peril	**104.1**	95.6	95.2
Fire & allied lines	**93.8**	97.7	97.6
Other & product liability	**65.4**	69.0	74.8
Other commercial	**21.7**	22.6	24.4
Total business insurance earned premiums	**379.0**	383.5	398.2
Specialty insurance	**249.2**	75.2	45.5
Total earned premiums	**1,428.8**	1,257.2	1,176.5
Investment operations:			
Net investment income	**85.4**	80.8	82.1
Net realized capital gains (losses)	**38.1**	11.0	(5.2)
Total investment operations	**123.5**	91.8	76.9
Total revenues from reportable segments	**$1,552.3**	1,349.0	1,253.4

15. Quarterly Financial Data (unaudited)

The following tables set forth quarterly financial data for 2011 and 2010:

($ millions, except per share amounts)	**2011**			
	For three months ended			
	March 31	**June 30**	**September 30**	**December 31**
Total revenues	**$380.2**	**384.4**	**388.0**	**401.1**
Income (loss) before federal income taxes	**15.4**	**(137.6)**	**(52.0)**	**64.9**
Net income (loss)	**12.7**	**(201.4)**	**(58.7)**	**100.6**
Earnings (loss) per common share:				
Basic	**$ 0.32**	**(5.01)**	**(1.46)**	**2.50**
Diluted	**$ 0.32**	**(5.01)**	**(1.46)**	**2.49**

($ millions, except per share amounts)	2010			
	For three months ended			
	March 31	June 30	September 30	December 31
Total revenues	$326.4	331.1	340.7	356.9
Income (loss) before federal income taxes	20.6	(30.0)	(0.2)	34.1
Net income (loss)	12.9	(26.2)	0.2	37.6
Earnings (loss) per common share:				
Basic	$ 0.32	(0.66)	0.01	0.94
Diluted	$ 0.32	(0.66)	—	0.94

16. Contingencies

The following describes significant pending legal proceedings, other than ordinary routine litigation incidental to our business, to which State Auto Financial or any of its subsidiaries is a party or to which any of our property is subject:

In December 2010, a putative class action lawsuit (Kelly vs. State Automobile Mutual Insurance Company, et al.) was filed against State Auto Financial, State Auto P&C and State Auto Mutual in state court in Ohio. In this lawsuit, plaintiffs alleged that the defendants have engaged, and continue to engage, in deceptive practices by failing to disclose to plaintiffs the availability, through one or more related companies, of insurance policies providing for identical coverage and service as those policies purchased by plaintiffs but at a lower premium amount. This suit was voluntarily dismissed by the plaintiffs without prejudice on December 15, 2011, but they have retained the right to refile their case within one year. If this case is refiled, the Company will deny any and all liability to plaintiffs or the alleged class, and will vigorously defend the suit as it believes that its practices with respect to pricing, quoting and selling insurance policies are in compliance with all applicable laws.

Other—In addition to the litigation described above, the Company is involved in numerous lawsuits arising in the ordinary course of our business operations arising out of or otherwise related to its insurance policies. Certain of these lawsuits allege extra-contractual damages. These lawsuits are in various stages of development. The Company will generally contest these matters vigorously but may pursue settlement if appropriate. The Company considers all such litigation in establishing its loss and loss adjustment expense reserves. Based on currently available information, the Company does not believe it is reasonably possible that any such lawsuit or related lawsuits will be material to its results of operations or have a material adverse effect on its consolidated financial or cash flow positions.

Additionally, from time to time the Company may be involved in lawsuits arising in the ordinary course of business but not arising out of or otherwise related to its insurance policies. Based on currently available information, the Company does not believe it is reasonably possible that any such lawsuit or related lawsuits will be material to its results of operations or have a material adverse effect on its consolidated financial or cash flow position.

In accordance with the Contingencies Topic of the FASB ASC, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount can be reasonably estimated. Based on currently available information known to the Company, the Company believes that its reserves for litigation-related liabilities are reasonable. Given the inherent uncertainty surrounding the ultimate resolution of these legal proceedings, an adverse outcome could have a material impact to the Company's results of operations in a future period, though in the opinion of the Company's management, none would likely have a material adverse effect on its consolidated financial or cash flow position.

Additionally, the Company may be impacted by adverse regulatory actions and adverse court decisions where insurance coverages are expanded beyond the scope originally contemplated in its insurance policies. The Company believes that the effects, if any, of such regulatory actions and published court decisions are not likely to have a material adverse effect on its financial or its cash flow position.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

Our management's annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K follows. The attestation report of our independent registered public accounting firm required by Item 308(b) of Regulation S-K is found under the caption "Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" in Item 8 of this Form 10-K.

The following report is provided by our management on the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act):

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
2. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Our management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.
3. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting.
4. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, and has concluded that such internal control over financial reporting was effective.
5. Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued their attestation on the Company's internal control over financial reporting, which is included herein.

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding our directors required by Items 401(a) and (d)-(f) of Regulation S-K will be found under the caption "Proposal One: Election of Directors" in our 2012 Proxy Statement, which information is incorporated herein by reference. Information regarding our executive officers required by Items 401(b) and (d)-(f) of Regulation S-K is found under the caption "Executive Officers of the Registrant" at the end of Item 1 of our Form 10-K, which information is also incorporated by reference into this Item 10.

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of March 12, 2012, the members of our Audit Committee were Eileen A. Mallesch, Alexander B. Trevor, David R. Meuse, Thomas E. Markert and Paul S. Williams. Ms. Mallesch is Chairperson of our Audit Committee. Our Board of Directors has determined that Ms. Mallesch is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K, and "independent," as that term is defined in Rule 10A-3 of the Exchange Act.

Information regarding the filing of reports of ownership under Section 16(a) of the Exchange Act by our officers and directors and persons owning more than 10% of a registered class of our equity securities required by Item 405 of Regulation S-K will be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2012 Proxy Statement, which information is incorporated herein by reference.

Information concerning the procedures by which shareholders may recommend nominees to our Board of Directors will be found under the caption "Corporate Governance—Nomination of Directors" in our 2012 Proxy Statement. There has been no material change to the nomination procedures previously disclosed in the proxy statement for our 2012 annual meeting of shareholders.

Our Board of Directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. This code of ethics has been posted on our website at www.StateAuto.com under "Investor Relations" then "Corporate Governance." Any amendment (other than any technical, administrative or other non-substantive amendment) to, or waiver from, a provision of this code will be posted on our website described above within four business days following its occurrence.

Item 11. Executive Compensation

Our 2012 Proxy Statement will contain information regarding the following matters: information regarding executive compensation required by Item 402 of Regulation S-K will be found under the captions "Board of Directors and Board Committees—Compensation of Outside Directors and Outside Director Compensation Table" and "Compensation Discussion and Analysis"; information required by Item 407(e)(4) of Regulation S-K will be found under the caption "Compensation Committee Interlocks and Insider Participation"; information required by Item 407(e)(5) of Regulation S-K will be found under the caption "Compensation Committee Report." This information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K will be found under the caption "Proposal One: Election of Directors" and "Principal Holders of Voting Securities" in our 2012 Proxy Statement, which information is incorporated herein by reference.

Information regarding equity compensation plan information required by Item 201(d) of Regulation S-K will be found under the caption "Equity Compensation Plan Information" in our 2012 Proxy Statement, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions required by Item 404 of Regulation S-K will be found under the caption "Related Party Transactions" in our 2012 Proxy Statement, which information is incorporated herein by reference.

Information regarding the independence of our directors required by Item 407(a) of Regulation S-K will be found under the caption "Corporate Governance—Director Independence" in our 2012 Proxy Statement, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services required by Item 9(e) of Schedule 14A will be found under the caption "Independent Registered Public Accounting Firm" in our 2012 Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) LISTING OF FINANCIAL STATEMENTS

The following consolidated financial statements of the Company are filed as part of this Form 10-K and are included in Item 8:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Income for each of the three years in the period ended December 31, 2011

Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2011

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2011

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2011

Notes to Consolidated Financial Statements

(a)(2) LISTING OF FINANCIAL STATEMENT SCHEDULES

The following financial statement schedules of the Company for the years 2011, 2010 and 2009 are included in Item 14(d) following the signatures and should be read in conjunction with our consolidated financial statements contained in our Form 10-K.

Schedule Number	Schedule
I.	Summary of Investments—Other Than Investments in Related Parties
II.	Condensed Financial Information of Registrant
III.	Supplementary Insurance Information
IV.	Reinsurance
V.	Valuation and Qualifying Accounts

All other schedules and footnotes are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(a)(3) LISTING OF EXHIBITS

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
3.01	State Auto Financial Corporation's Amended and Restated Articles of Incorporation	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 3(a) therein)
3.02	State Auto Financial Corporation's Amendment to the Amended and Restated Articles of Incorporation	1933 Act Registration Statement No. 33-89400 on Form S-8 (see Exhibit 4(b) therein)
3.03	State Auto Financial Corporation Certificate of Amendment to the Amended and Restated Articles of Incorporation as of June 2, 1998	Form 10-K Annual Report for the year ended December 31, 1998 (see Exhibit 3(A)(3) therein)
3.04	State Auto Financial Corporation's Amended and Restated Code of Regulations	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 3(b) therein)
3.05	First Amendment to State Auto Financial Corporation's Amended and Restated Code of Regulations as of May 7, 2010	Form 10-Q Quarterly Report for the period ended September 30, 2010 (see Exhibit 3.05 therein)
10.01	Guaranty Agreement between State Automobile Mutual Insurance Company and State Auto Property and Casualty Insurance Company dated as of May 16, 1991	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (d) therein)
10.02*	1991 Stock Option Plan of State Auto Financial Corporation	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (h) therein)
10.03*	Amendment Number 1 to the 1991 Stock Option Plan of State Auto Financial Corporation	1933 Act Registration Statement No. 33-89400 on Form S-8 (see Exhibit 4 (a) therein)
10.04*	Amendment Number 2 to the 1991 Stock Option Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 1996 (see Exhibit 10(DD) therein)
10.05*	Amendment Number 3 to 1991 Stock Option Plan (effective January 1, 2001) of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended September 30, 2003 (see Exhibit 10.01 therein)
10.06*	Amendment Number 4 to 1991 Stock Option Plan (effective March 7, 2008) of State Auto Financial Corporation	Form 8-K Current Report filed on March 13, 2008 (see Exhibit 10.1 therein)
10.07*	1991 Directors' Stock Option Plan of State Auto Financial Corporation	1933 Act Registration Statement No. 33-40643 on Form S-1 (see Exhibit 10 (i) therein)
10.08*	Amendment Number 1 to the 1991 Directors' Stock Option Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 1996 (see Exhibit 10(EE) therein)
10.09*	Second Amendment to 1991 Directors' Stock Option Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended September 30, 2001 (see Exhibit 10(JJ) therein)
10.10*	Third Amendment to the 1991 Directors' Stock Option Plan (effective March 7, 2008) of State Auto Financial Corporation	Form 8-K Current Report filed on March 13, 2008 (see Exhibit 10.2 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.11*	2000 Directors Stock Option Plan of State Auto Financial Corporation	Definitive Proxy Statement on Form DEF 14A, File No. 000-19289, for Annual Meeting of Shareholders held on May 26, 2000 (see Appendix B therein)
10.12*	First Amendment to 2000 Directors Stock Option Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended March 31, 2001 (see Exhibit 10(HH) therein)
10.13*	Second Amendment to 2000 Directors Stock Option Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended September 30, 2001 (see Exhibit 10(KK) therein)
10.14*	Third Amendment to 2000 Directors Stock Option Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 2001 (see Exhibit 10(EE) therein)
10.15*	Fourth Amendment to 2000 Directors Stock Option Plan of State Auto Financial Corporation	Form 10-K Annual Report for year ended December 31, 2002 (see Exhibit 10(UU) therein)
10.16*	Fifth Amendment to 2000 Directors Stock Option Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.66 therein)
10.17*	Sixth Amendment to the 2000 Directors Stock Option Plan (effective March 7, 2008) of State Auto Financial Corporation	Form 8-K Current Report filed on March 13, 2008 (see Exhibit 10.3 therein)
10.18	Investment Management Agreement between Stateco Financial Services, Inc. and State Automobile Mutual Insurance Company, effective April 1, 1993	Form 10-K Annual Report for the year ended December 31, 1992 (see Exhibit 10 (N) therein)
10.19	Investment Management Agreement between Stateco Financial Services, Inc. and Meridian Security Insurance Company, effective June 1, 2001	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.17 therein)
10.20	Investment Management Agreement between Stateco Financial Services, Inc. and State Auto Florida Insurance Company effective April 1, 2002	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.18 therein)
10.21	Investment Management Agreement between Stateco Financial Services, Inc. and Midwest Security Insurance Company effective January 1, 1997	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.19 therein)
10.22	Investment Management Agreement between Stateco Financial Services, Inc. and Meridian Citizens Mutual Insurance Company effective June 1, 2001	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.20 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.23	Investment Management Agreement dated March 29, 2007, between Stateco Financial Services, Inc. and Beacon National Insurance Company, First Preferred Insurance Company, Petrolia Insurance Company and Beacon Lloyds Insurance Company	Form 10-Q Quarterly Report for the period ended March 31, 2007 (see Exhibit 10.63 therein)
10.24	Amended and Restated Investment Management Agreement dated as of December 31, 2007, among Stateco Financial Services, Inc. and Patrons Mutual Insurance Company of Connecticut, Patrons Fire Insurance Company of Rhode Island, and Provision State Insurance Company	Form 10-K Annual Report for the year ended December 31, 2007 (see Exhibit 10.22 therein)
10.25	Amended and Restated Investment Management Agreement dated as of December 31, 2007, between Stateco Financial Services, Inc. and Litchfield Mutual Fire Insurance Company	Form 10-K Annual Report for the year ended December 31, 2007 (see Exhibit 10.23 therein)
10.26	Investment Management Agreement between Stateco Financial Services, Inc. and Plaza Insurance Company effective October 1, 2010	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.26 therein)
10.27	Investment Management Agreement between Stateco Financial Services, Inc. and Rockhill Insurance Company effective October 1, 2010	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.27 therein)
10.28	Investment Management Agreement between Stateco Financial Services, Inc. and American Compensation Insurance Company and Bloomington Compensation Insurance Company effective October 1, 2010	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.28) therein)
10.29	Cost Sharing Agreement among State Auto Property and Casualty Insurance Company, State Automobile Mutual Insurance Company, and State Auto Florida Insurance Company effective January 1, 2003	Form 10-K Annual Report for year ended December 31, 2002 (see Exhibit 10(OO) therein)
10.30	Renewal of Cost Sharing Agreement among State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and BroadStreet Capital Partners, Inc. effective March 31, 2008	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.29 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.31	Midwest Security Insurance Company Management Agreement amended and restated as of January 1, 2000 by and among State Automobile Mutual Insurance Company, State Auto Property and Casualty Insurance Company and Midwest Security Insurance Company (nka State Auto Insurance Company of Wisconsin)	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.45 therein)
10.32	Management and Operations Agreement, Amended and Restated as of January 1, 2005 by and among State Automobile Mutual Insurance Company, State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Ohio, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Meridian Insurance Group, Inc., Farmers Casualty Insurance Company, Stateco Financial Services, Inc., Strategic Insurance Software, Inc., and 518 Property Management and Leasing, LLC	Form 10-Q Quarterly Report for the period ended March 31, 2005 (see Exhibit10.56 therein)
10.33	First Amendment, made as of April 1, 2007, to Management and Operations Agreement Amended and Restated as of January 1, 2005, by and among State Automobile Mutual Insurance Company, State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Ohio, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Meridian Insurance Group, Inc., Farmers Casualty Insurance Company, Stateco Financial Services, Inc., Strategic Insurance Software, Inc., 518 Property Management and Leasing, LLC, State Auto Florida Insurance Company, Beacon National Insurance Company, Beacon Lloyds, Inc., Beacon Lloyds Insurance Company, First Preferred Insurance Company, and Petrolia Insurance Company	Form 10-Q Quarterly Report for the period ended June 30, 2007 (see Exhibit 66.67 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.34	Second Amendment dated as of December 31, 2008, to the Management and Operations Agreement, Amended and Restated as of January 1, 2005, among State Auto Financial Corporation, State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, State Auto National Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Ohio, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Meridian Insurance Group, Inc., Farmers Casualty Insurance Company, Stateco Financial Services, Inc., Strategic Insurance Software, Inc., 518 Property Management and Leasing, LLC, State Auto Florida Insurance Company, Beacon National Insurance Company, Beacon Lloyds, Inc., Beacon Lloyds Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company, and Provision State Insurance Company	Form 8-K Current Report filed on January 27, 2009 (see Exhibit 10.1 therein)
10.35	Third Amendment, effective as of December 31, 2010, to the Management and Operations Agreement, Amended and Restated as of January 1, 2005, among State Auto Financial Corporation, State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Ohio, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Meridian Insurance Group, Inc., Farmers Casualty Insurance Company, Stateco Financial Services, Inc., Strategic Insurance Software, Inc., 518 Property Management and Leasing, LLC, State Auto Florida Insurance Company, Beacon National Insurance Company, Beacon Lloyds, Inc., Beacon Lloyds Insurance Company, Patrons Mutual Insurance Company of Connecticut and Litchfield Mutual Fire Insurance Company	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.36 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.36	Consulting Services Agreement dated as of November 1, 2009, by and between State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Farmers Casualty Insurance Company, Milbank Insurance Company, and RTW, Inc.	Form 10-Q Quarterly Report for the period ended September 30, 2009 (see Exhibit 10.01 therein)
10.37	Underwriting Management Agreement effective as of November 20, 2009, by and between Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, Bloomington Compensation Insurance Company, State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Meridian Security Insurance Company, Milbank Insurance Company, Farmers Casualty Insurance Company, and Risk Evaluation and Design, LLC	Form 8-K Current Report filed on November 25, 2009 (see Exhibit 10.1 therein)
10.38	Management and Operations Agreement, effective as of January 1, 2010, entered into as of February 10, 2010, by and among State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company, Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, Bloomington Compensation Insurance Company, Rockhill Holding Company, National Environmental Coverage Corporation of the South, LLC, National Environmental Coverage Corporation, RTW, Inc., Rockhill Insurance Services, LLC, Rockhill Underwriting Management, LLC and Risk Evaluation and Design, LLC	Form 8-K Current Report filed on February 16, 2010 (see Exhibit 10.3 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.39	Amended and Restated Management and Operations Agreement, effective as of January 1, 2011, by and among State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company, Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, Bloomington Compensation Insurance Company, Rockhill Holding Company, National Environmental Coverage Corporation of the South, LLC, National Environmental Coverage Corporation, RTW, Inc., Rockhill Insurance Services, LLC and Rockhill Underwriting Management, LLC.	Form 8-K Current Report filed on January 7, 2011 (see Exhibit 10.2 therein)
10.40	Reinsurance Pooling Agreement Amended and Restated as of January 1, 2008 by and among State Automobile Mutual Insurance Company, State Auto Property and Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company and Beacon National Insurance Company	Form 10-K Annual Report for the year ended December 31, 2007 (see Exhibit 10.38 therein)
10.41	First Amendment effective as of July 1, 2008 to Reinsurance Pooling Agreement Amended and Restated as of January 1, 2008 by and among State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company and Beacon National Insurance Company	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.44 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.42	Reinsurance Pooling Agreement, Amended and Restated effective as of January 1, 2010, entered into as of February 10, 2010, by and among State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto National Insurance Company, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company, and Beacon National Insurance Company	Form 8-K Current Report filed on February 16, 2010 (see Exhibit 10.1 therein)
10.43	First Amendment, effective December 31, 2010, to Reinsurance Pooling Agreement Amended and Restated as of January 1, 2010, by and among State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company, and Beacon National Insurance Company	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.49 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.44	Reinsurance Pooling Agreement Amended and Restated as of January 1, 2011, entered into as of January 3, 2011, by and among State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company, Beacon National Insurance Company, Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company and Bloomington Compensation Insurance Company	Form 8-K Current Report filed on January 7, 2011 (see Exhibit 10.1 therein)
10.45	First Amendment, effective December 31, 2011, to Reinsurance Pooling Agreement Amended and Restated as of January 1, 2011 by and among State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Milbank Insurance Company, State Auto Insurance Company of Wisconsin, Farmers Casualty Insurance Company, State Auto Insurance Company of Ohio, State Auto Florida Insurance Company, Meridian Security Insurance Company, Meridian Citizens Mutual Insurance Company, Patrons Mutual Insurance Company of Connecticut, Litchfield Mutual Fire Insurance Company, Beacon National Insurance Company, Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company and Bloomington Compensation Insurance Company	Included herein
10.46	Homeowners Quota Share Reinsurance Contract between State Automobile Mutual Insurance Company (on behalf of itself and insurance subsidiaries and affiliates now under its ownership, control or management, including insurance subsidiaries of State Auto Financial Corporation) and a syndicate of reinsurers effective December 31, 2011 at 11:59 p.m.	Included herein

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.47	Commutation and Release Agreement, effective as of January 1, 2010, entered into as of February 10, 2010, between State Automobile Mutual Insurance Company and State Auto National Insurance Company	Form 8-K Current Report filed on February 16, 2010 (see Exhibit 10.2 therein)
10.48	Amended and Restated Declaration of Trust of STFC Capital Trust I, dated as of May 22, 2003	Form 10-Q Quarterly Report for the period ended June 30, 2003 (see 10(XX) therein)
10.49	Indenture dated as of May 22, 2003, for Floating Rate Junior Subordinated Debt Securities Due 2033	Form 10-Q Quarterly Report for the period ended June 30, 2003 (see 10(YY) therein)
10.50	Indenture dated as of November 13, 2003, among State Auto Financial Corporation, as Issuer, and Fifth Third Bank, as Trustee, regarding 6 1/4% Senior Note due 2013	Securities Act Registration Statement on Form S-4 (File No. 333-111507) (see Exhibit 4.01 therein)
10.51	Form of 6 1/4% Senior Note due 2013 (Exchange Note)	Securities Act Registration Statement on Form S-4 (File No. 333-111507) (see Exhibit 4.02 therein)
10.52	Credit Agreement dated as of May 19, 2009, between State Automobile Mutual Insurance Company, as borrower, and Milbank Insurance Company, as lender	Form 8-K Current Report filed on May 26, 2009 (see Exhibit 10.1 therein)
10.53	Credit Agreement dated as of May 8, 2009, between State Automobile Mutual Insurance Company, as borrower, and State Auto Property & Casualty Insurance Company, as lender	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.1 therein)
10.54	Credit Agreement dated as of September 29, 2011, among State Auto Financial Corporation, as borrower, a syndicate of financial institutions, as the lenders party thereto, KeyBank National Association, as Administrative Agent, Lead Arranger, Sole Book Runner and Swingline Lender, and JPMorgan Chase Bank, N.A. and PNC BANK, National Association, as Co-Documentation Agents.	Form 8-K Current Report filed on September 30, 2011 (see Exhibit 10.1 therein)
10.55*	Employment Agreement, dated as of December 20, 2011, commencing as of January 1, 2012, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Robert P. Restrepo, Jr.	Included herein

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.56*	Employment Agreement effective as of March 1, 2009, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Robert P. Restrepo, Jr.	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.53 therein)
10.57*	Executive Agreement dated as of December 20, 2011, among State Auto Financial Corporation, State Automobile Mutual Insurance Company and Robert P. Restrepo, Jr.	Included herein
10.58*	Employment Agreement dated as of October 4, 2007, among State Auto Financial Corporation, State Auto Property and Casualty Insurance Company, State Automobile Mutual Insurance Company and Mark A. Blackburn	Form 10-Q Quarterly Report for the period ended September 30, 2007 (see Exhibit 10.69 therein)
10.59*	Amendment effective January 1, 2009 to Employment Agreement dated as of October 4, 2007, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Mark A. Blackburn	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.56 therein)
10.60*	Amended and Restated Executive Agreement dated as of October 4, 2007, among State Auto Financial Corporation, State Automobile Mutual Insurance Company and Mark A. Blackburn	Form 10-Q Quarterly Report for the period ended September 30, 2007 (see Exhibit 10.70 therein)
10.61*	Employment Agreement (dated as of November 17, 2008), including Amendment to Employment Agreement (dated as of November 30, 2010), among Rockhill Holding Company, State Automobile Mutual Insurance Company and Jessica E. Buss	Included herein
10.62*	Executive Change of Control Agreement dated as of October 28, 2011, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Steven E. English	Form 10-Q Quarterly Report for the period ended September 30, 2011 (see Exhibit 10.1 therein)
10.63*	Executive Change of Control Agreement dated as of October 28, 2011, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Clyde H. Fitch, Jr	Form 10-Q Quarterly Report for the period ended September 30, 2011 (see Exhibit 10.2 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.64*	Executive Change of Control Agreement dated as of October 28, 2011, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and James A. Yano	Form 10-Q Quarterly Report for the period ended September 30, 2011 (see Exhibit 10.3 therein)
10.65*	Executive Change of Control Agreement dated as of October 28, 2011, among State Auto Financial Corporation, State Auto Property & Casualty Insurance Company, State Automobile Mutual Insurance Company and Jessica E. Buss	Included herein
10.66*	Form of Indemnification Agreement between State Auto Financial Corporation and each of its directors	Form 8-K Current Report filed on November 20, 2008 (see Exhibit 99.1 therein)
10.67*	Indemnification Agreement dated as of November 14, 2008, between State Auto Financial Corporation and Robert P. Restrepo, Jr.	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.2 therein)
10.68*	Officer Indemnification Agreement dated as of May 8, 2009, between State Auto Financial Corporation and Steven E. English	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.3 therein)
10.69*	Indemnification Agreement dated as of November 14, 2008, between State Automobile Mutual Insurance Company and Mark A. Blackburn	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.4 therein)
10.70*	Officer Indemnification Agreement dated as of May 8, 2009, between State Auto Financial Corporation and Clyde H. Fitch, Jr.	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.5 therein)
10.71*	Officer Indemnification Agreement dated as of May 8, 2009, between State Auto Financial Corporation and James A. Yano	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.6 therein)
10.72*	Amended and Restated Equity Incentive Compensation Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.60 therein)
10.73*	Amendment Number 1 to the Amended and Restated Equity Incentive Compensation Plan of State Auto Financial Corporation (amendment effective August 15, 2008)	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.63 therein)
10.74*	Restricted Share Award Agreement under the Amended and Restated Equity Incentive Compensation Plan dated as of March 2, 2006 between State Auto Financial Corporation and Robert P. Restrepo, Jr.	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.49 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.75*	Restricted Stock Agreement under the Amended and Restated Equity Incentive Compensation Plan dated as of October 4, 2007, between State Auto Financial Corporation and Mark A. Blackburn	Form 10-Q Quarterly Report for the period ended September 30, 2007 (see Exhibit 10.71 therein)
10.76*	Restricted Stock Agreement under the Amended and Restated Equity Incentive Compensation Plan dated as of November 5, 2007, between State Auto Financial Corporation and Clyde H. Fitch	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.66 therein)
10.77*	Form of Non-Qualified Stock Option Agreement under the Amended and Restated Equity Incentive Compensation Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.62 therein)
10.78*	Non-Qualified Stock Option Agreement under the Amended and Restated Equity Incentive Compensation Plan of State Auto Financial Corporation dated March 2, 2006 between State Auto Financial Corporation and Robert P. Restrepo, Jr.	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.51 therein)
10.79*	Form of Incentive Stock Option Agreement under the Amended and Restated Equity Incentive Compensation Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.63 therein)
10.80*	2009 Equity Incentive Compensation Plan of State Auto Financial Corporation	Form 8-K Current Report filed on May 13, 2009 (see Exhibit 10.7 therein)
10.81*	Amendment No. 1 to the 2009 Equity Incentive Compensation Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2011 (see Exhibit 10.01 therein)
10.82*	Restricted Stock Agreement under the 2009 Equity Incentive Compensation Plan dated as of March 4, 2010 between State Auto Financial Corporation and Robert P. Restrepo, Jr.	Form 10-Q Quarterly Report for the period ended March 31, 2010 (see Exhibit 10.01 therein)
10.83*	Restricted Stock Agreement under the 2009 Equity Incentive Compensation Plan dated March 3, 2011, between State Auto Financial Corporation and Robert P. Restrepo, Jr.	Form 10-Q Quarterly Report for the period ended March 31, 2011 (see Exhibit 10.01 therein)
10.84*	Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.61 therein)
10.85*	First Amendment to the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.54 therein)
10.86*	Second Amendment to the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.72 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.87*	Third Amendment to the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.73 therein)
10.88*	Fourth Amendment to the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation effective November 1, 2010	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.89 therein)
10.89*	Form of Restricted Share Unit Agreement for the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.64 therein)
10.90*	Form of Designation of Beneficiary for the Outside Directors Restricted Share Unit Plan of State Auto Financial Corporation	Form 10-Q Quarterly Report for the period ended June 30, 2005 (see Exhibit 10.65 therein)
10.91*	Supplemental Retirement Plan for Executive Employees of State Auto Insurance Companies (Restatement) effective as of January 1, 1994	Form 10-K Annual Report for the year ended December 31, 1997 (see Exhibit 10(HH) therein)
10.92*	Amendment No. 1, effective as of January 1, 2008, to Supplemental Retirement Plan for Executive Employees of State Auto Insurance Companies	Form 10-Q Quarterly Report for the period ended June 30, 2008 (see Exhibit 10.01 therein)
10.93*	Amendment No. 2 effective as of January 1, 2009 to the Supplemental Retirement Plan for Executive Employees of State Auto Insurance Companies	Form 10-Q Quarterly Report for the period ended September 30, 2008 (see Exhibit 10.01 therein)
10.94*	Supplemental Retirement Plan for Executive Employees of State Auto Insurance Companies effective as of May 1, 2010	Form 10-Q Quarterly Report for the period ended June 30, 2010 (see Exhibit 10.01 therein)
10.95*	First Amendment to the Supplemental Retirement Plan for Executive Employees of State Auto Insurance Companies (amendment effective December 1, 2010)	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.96 therein)
10.96*	State Auto Financial Corporation Supplemental Executive Retirement Plan, effective January 1, 2007	Form 10-Q Quarterly Report for the period ended September 30, 2007 (see Exhibit 10.72 therein)
10.97*	First Amendment to the State Auto Financial Corporation Supplemental Executive Retirement Plan effective December 1, 2010	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 10.98 therein)
10.98*	Form of Designation of Distribution Election for the State Auto Financial Corporation Supplemental Executive Retirement Plan	Form 10-Q Quarterly Report for the period ended September 30, 2007 (see Exhibit 10.73 therein)
10.99*	State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (amended and restated as of March 1, 2001)	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.58 therein)

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.100*	First Amendment to the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (amendment effective as of December 1, 2005)	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.59 therein)
10.101*	Second Amendment to the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (amendment effective as of January 1, 2009)	Form 10-Q Quarterly Report for the period ended September 30, 2008 (see Exhibit 10.02 therein)
10.102*	Third Amendment to the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (amendment effective as of January 1, 2009)	Form 10-K Annual Report for the year ended December 31, 2008 (see Exhibit 10.84 therein)
10.103*	Fourth Amendment to the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan effective November 1, 2010	1933 Act Registration Statement No. 333-170564 on Form S-8 (see Exhibit 4(j) therein)
10.104*	Agreement of Assignment and Assumption dated as of March 1, 2001, among State Auto Financial Corporation, State Automobile Mutual Insurance Company, State Auto Property and Casualty Insurance Company, and Midwest Security Insurance Company (nka State Auto Insurance Company of Wisconsin) regarding the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.60 therein)
10.105*	Form of State Auto Insurance Companies Directors Deferred Compensation Agreement	Form 10-K Annual Report for the year ended December 31, 2005 (see Exhibit 10.61 therein)
10.106*	State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan effective as of March 1, 2010	1933 Act Registration Statement No. 333-165366 on Form S-8 (see Exhibit 4(e) therein)
10.107*	First Amendment to the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (amendment effective July 1, 2010)	Form 10-Q Quarterly Report for the period ended June 30, 2010 (see Exhibit 10.02 therein)
10.108*	Second Amendment to the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (amendment effective November 1, 2010)	1933 Act Registration Statement No. 333-170568 on Form S-8 (see Exhibit 4(h) therein)
10.109*	Third Amendment to the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (amendment effective January 1, 2011)	Included herein

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
10.110*	State Auto Financial Corporation Leadership Bonus Plan	Form 10-Q Quarterly Report for the period ended June 30, 2007 (see Exhibit 10.64 therein)
10.111*	First Amendment to the State Auto Financial Corporation Leadership Bonus Plan (amendment effective as of January 1, 2009)	Form 10-Q Quarterly Report for the period ended September 30, 2008 (see Exhibit 10.04 therein)
10.112*	State Auto Financial Corporation Long-Term Incentive Plan	Form 10-Q Quarterly Report for the period ended June 30, 2007 (see Exhibit 10.65 therein)
10.113*	First Amendment to the State Auto Financial Corporation Long-Term Incentive Plan (amendment effective as of January 1, 2008)	Form 8-K Current Report filed on March 13, 2008 (see Exhibit 10.5 therein)
10.114*	Second Amendment to the State Auto Financial Corporation Long-Term Incentive Plan (amendment effective as of January 1, 2009)	Form 10-Q Quarterly Report for the period ended September 30, 2008 (see Exhibit 10.05 therein)
10.115	Underwriting Management Agreement effective as of November 20, 2009, by and between Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, Bloomington Compensation Insurance Company, State Automobile Mutual Insurance Company, State Auto Property & Casualty Insurance Company, Meridian Security Insurance Company, Milbank Insurance Company, Farmers Casualty Insurance Company, and Risk Evaluation and Design, LLC	Form 8-K Current Report filed on November 25, 2009 (see Exhibit 10.1 therein)
21.01	List of Subsidiaries of State Auto Financial Corporation	Included herein
23.01	Consent of Independent Registered Public Accounting Firm	Included herein
24.01	Powers of Attorney—Robert P. Restrepo, Jr., David J. D'Antoni, David R. Meuse, S. Elaine Roberts, Alexander B. Trevor and Paul S. Williams	Form 10-K Annual Report for the year ended December 31, 2007 (see Exhibit 24.01 therein)
24.02	Powers of Attorney—Robert E. Baker and Thomas E. Markert	Form 10-Q Quarterly Report for the period ended March 31, 2008 (see Exhibit 24.01 therein)
24.03	Power of Attorney—Eileen A. Mallesch	Form 10-K Annual Report for year ended December 31, 2010 (see Exhibit 24.03 therein)
31.01	CEO certification required by Section 302 of Sarbanes-Oxley Act of 2002	Included herein
31.02	CFO certification required by Section 302 of Sarbanes-Oxley Act of 2002	Included herein

Exhibit No.	Description of Exhibit	If incorporated by reference document with which Exhibit was previously filed with SEC
32.01	CEO certification required by Section 906 of Sarbanes-Oxley Act of 2002	Included herein
32.02	CFO certification required by Section 906 of Sarbanes-Oxley Act of 2002	Included herein
101.INS**	XBRL Instance Document	Included herein
101.SCH**	XBRL Taxonomy Extension Schema Document	Included herein
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	Included herein
101.DEF**	XBRL Taxonomy Definition Linkbase Document	Included herein
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	Included herein
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	Included herein

* Constitutes either a management contract or a compensatory plan or arrangement required to be filed as an Exhibit.

** The XBRL related information in Exhibit 101 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

(b) EXHIBITS

The exhibits included with this Form 10-K, as indicated in Item 15(a)(3), have been separately filed.

(c) FINANCIAL STATEMENT SCHEDULES

Our financial statement schedules included with this Form 10-K, as indicated in Item 15(a)(2), follow the signatures to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATE AUTO FINANCIAL CORPORATION

Dated: March 12, 2012

/s/ ROBERT P. RESTREPO, JR.

Robert P. Restrepo, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT P. RESTREPO, JR. **Robert P. Restrepo, Jr.**	Chairman, President and Chief Executive Officer (principal executive officer)	March 12, 2012
/s/ STEVEN E. ENGLISH **Steven E. English**	Vice President and Chief Financial Officer (principal financial officer)	March 12, 2012
/s/ CYNTHIA A. POWELL **Cynthia A. Powell**	Vice President and Treasurer (principal accounting officer)	March 12, 2012
DAVID J. D'ANTONI* **David J. D'Antoni**	Director	March 12, 2012
ROBERT E. BAKER* **Robert E. Baker**	Director	March 12, 2012
THOMAS E. MARKERT* **Thomas E. Markert**	Director	March 12, 2012
DAVID R. MEUSE* **David R. Meuse**	Director	March 12, 2012
S. ELAINE ROBERTS* **S. Elaine Roberts**	Director	March 12, 2012
EILEEN A. MALLESCH* **Eileen A. Mallesch**	Director	March 12, 2012
ALEXANDER B. TREVOR* **Alexander B. Trevor**	Director	March 12, 2012
PAUL S. WILLIAMS* **Paul S. Williams**	Director	March 12, 2012

* Steven E. English by signing his name hereto, does sign this document on behalf of the person indicated above pursuant to a Power of Attorney duly executed by such person.

/s/ STEVEN E. ENGLISH **Steven E. English**	Attorney in Fact	March 12, 2012

EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements and related Prospectuses of State Auto Financial Corporation of our reports dated March 12, 2012, with respect to the consolidated financial statements and schedules of State Auto Financial Corporation and subsidiaries and the effectiveness of internal control over financial reporting of State Auto Financial Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2011.

Form	Registration Number	Description
S-8	33-44667 33-89400	1991 Stock Option Plan
S-8	33-44666	1991 Directors' Stock Option Plan
S-8	33-41423 333-05755 333-147333	1991 Employee Stock Purchase and Dividend Reinvestment Plan
S-8	333-56336	State Auto Insurance Companies Capital Accumulation Plan
S-8	333-43882	2000 Directors' Stock Option Plan
S-8	333-43880	2000 Stock Option Plan
S-3	333-41849	Monthly Stock Purchase Plan for Independent Agents
S-3	333-90529	1998 State Auto Agents' Stock Option Plan
S-4	333-111507	6 1/4% Senior Notes due 2013
S-8	333-127172	2005 Outside Directors Restricted Share Unit Plan
S-8	333-165364	State Auto Financial Corporation 2009 Equity Incentive Compensation Plan
S-8	333-165366 333-170568	State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan
S-8	333-170564	State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

/s/ Ernst & Young LLP

Columbus, Ohio
March 12, 2012

EXHIBIT 31.01

CERTIFICATION

I, Robert P. Restrepo, Jr., certify that:

1. I have reviewed this Form 10-K of State Auto Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2012

/s/ Robert P. Restrepo, Jr.

Robert P. Restrepo, Jr.,
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.02

CERTIFICATION

I, Steven E. English, certify that:

1. I have reviewed this Form 10-K of State Auto Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2012

/s/ Steven E. English

Steven E. English,
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.01

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of State Auto Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert P. Restrepo, Jr., Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert P. Restrepo, Jr.

Robert P. Restrepo, Jr.
Chief Executive Officer
March 12, 2012

A signed original of this written statement required by Section 906 has been provided to State Auto Financial Corporation and will be retained by State Auto Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.02

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of State Auto Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven E. English, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Steven E. English

Steven E. English
Chief Financial Officer
March 12, 2012

A signed original of this written statement required by Section 906 has been provided to State Auto Financial Corporation and will be retained by State Auto Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

ANNUAL MEETING
10 a.m. Friday, May 4, 2012 at Corporate Headquarters

SHAREHOLDER INQUIRIES
Larry Adeleye
Assistant Vice President, Treasury and Finance Director
State Auto Financial Corporation
518 E. Broad St.
Columbus, Ohio 43215
Phone (614) 917-5108
FAX (614) 887-1074
Larry.Adeleye@StateAuto.com

INDEPENDENT AUDITORS
Ernst & Young LLP
Huntington Center
41 S. High St., Ste. 1100
Columbus, Ohio 43215

LEGAL COUNSEL
Baker & Hostetler LLP
65 E. State St., Ste. 2100
Columbus, Ohio 43215

SEC FILINGS
This report and other filings with the Securities and Exchange Commission are available free of charge on the Company's website at StateAuto.com.

TRANSFER AGENT/REGISTRAR
Computershare
P.O. Box 43078
Providence, R.I. 02940
Phone (800) 622-6757
www-us.computershare.com/investor/2/contact/index#SCUSSTFC

STOCK TRADING
Common shares are traded in the Nasdaq Global Select National Market System under the symbol STFC. As of March 2, 2012, there were 1,285 shareholders of the Company's common shares.

MARKET PRICE RANGE,COMMON STOCK
Initial Public Offering – June 28, 1991, $2.25
The high and low sale prices for each quarterly period for the past two years as reported by Nasdaq and cash dividends paid per share are:

2011	**High**	**Low**	**Dividend**
First Qtr.	**$18.35**	**$14.90**	**$0.15**
Second Qtr.	**18.28**	**15.16**	**0.15**
Third Qtr.	**18.00**	**11.83**	**0.15**
Fourth Qtr.	**14.06**	**10.09**	**0.15**

2010	High	Low	Dividend
First Qtr.	$19.06	$15.11	$0.15
Second Qtr.	20.38	15.42	0.15
Third Qtr.	16.30	13.40	0.15
Fourth Qtr.	17.89	15.06	0.15

CORPORATE HEADQUARTERS
State Auto Financial Corporation
518 E. Broad St.
Columbus, Ohio 43215
StateAuto.com
(614) 464-5000

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see "Important Information Regarding Forward-Looking Statements" preceding Part I of the Company's Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2011, which is included with this Annual Report.



Frustrated by insurance rates that were unreasonably high and claims settlements that were routinely handled with disregard, Robert Pein was determined to create a new kind of insurance company dedicated to serving the needs of the community – not the needs of the insurance executives.

In 1921, State Automobile Mutual Insurance Company was founded. With three employees and a rented room in downtown Columbus, Ohio, Pein set forth to tackle the inequities in the insurance industry. From the very beginning, State Auto advocated the independent agency system as the best approach to serving the needs of its policyholders. To this day, as hometown neighbors, local independent agents continue to provide efficient, professional and more personalized service than that of their competitors. Just as Robert Pein had always dreamed.

State Auto Financial Corporation

State Auto Property & Casualty Insurance Company

Milbank Insurance Company

Farmers Casualty Insurance Company

State Auto Insurance Company of Ohio

Stateco Financial Services Inc.

518 Property Management & Leasing LLC

State Automobile Mutual Insurance Company

State Auto Insurance Company of Wisconsin

State Auto Florida Insurance Company

Meridian Security Insurance Company

Meridian Citizens Mutual Insurance Company

Beacon National Insurance Company

Beacon Lloyds Insurance Company

Patrons Mutual Insurance Company of Connecticut

Litchfield Mutual Fire Insurance Company

Rockhill Insurance Company

Plaza Insurance Company

American Compensation Insurance Company

Bloomington Compensation Insurance Company

STFC®

STATE AUTO FINANCIAL CORPORATION
518 E. BROAD ST.
COLUMBUS, OHIO 43215

STATEAUTO.COM